Exhibit 99.1

EXECUTION VERSION

FOURTH AMENDING AGREEMENT
RE: FOURTH amended and restated CREDIT AGREEMENT

THIS FOURTH AMENDING AGREEMENT made as of the 7th day of May, 2026 (this “Amendment”).

BETWEEN:

THE BANK OF NOVA SCOTIA,
a Canadian chartered bank

(herein, in its capacity as administrative agent of the Lenders, called the “Agent”)

– and –

THE BANK OF NOVA SCOTIA,
CANADIAN IMPERIAL BANK OF COMMERCE,
ROYAL BANK OF CANADA,
BANK OF MONTREAL,
THE TORONTO-DOMINION BANK,
NATIONAL BANK OF CANADA,
MUFG BANK, LTD., CANADA Branch,
BANK OF AMERICA, N.A., CANADA BRANCH,
MORGAN STANLEY BANK, N.A.,
FÉDÉRATION DES CAISSES DESJARDINS DU QUÉBEC and WELLS FARGO BANK, N.A., CANADIAN BRANCH

(herein, in their capacities as lenders to the Borrower, collectively called the “Lenders” and individually called a “Lender”)

– and –

FORTIS INC.,

a corporation existing under the laws of the Province of Newfoundland and Labrador

(herein called the “Borrower”)

WHEREAS pursuant to a fourth amended and restated credit agreement made as of May 4, 2022 among the Borrower, the Agent and the Lenders (as amended by a first amending agreement dated May 4, 2023, a second amending agreement dated June 6, 2024 and a third amending agreement dated May 7, 2025, the “Existing Credit Agreement”), the Lenders established a certain credit facility in favour of the Borrower on the terms and conditions set forth therein;

AND WHEREAS the parties hereto wish to amend certain provisions of the Existing Credit Agreement.

NOW THEREFORE THIS AMENDMENT WITNESSES that, in consideration of the mutual covenants and agreements contained herein (the receipt and sufficiency of which is hereby acknowledged), the parties hereto covenant and agree as follows:

Article 1
DEFINED TERMS

1.1            Capitalized Terms

All capitalized terms which are used herein without being specifically defined herein shall have the meaning ascribed thereto in the Existing Credit Agreement as amended hereby (as so amended, the “Credit Agreement”).

Article 2
AMENDMENTS

2.1            General Rule

Subject to the terms and conditions herein contained, the Existing Credit Agreement is hereby amended to the extent necessary to give effect to the provisions of this Amendment and to incorporate the provisions of this Amendment into the Existing Credit Agreement.

2.2            Amendments

Subject to the satisfaction (or waiver) of the conditions set forth in Article 4 hereof, effective as of the date hereof, the Existing Credit Agreement is hereby amended to delete the stricken text (indicated textually in the same manner as the following example: ~~stricken text~~) and to add the bold underlined text (indicated textually in the same manner as the following example: underlined text) as set forth on the pages of the Existing Credit Agreement and all schedules thereto and attached hereto as Exhibit A.

Article 3
REPRESENTATIONS AND WARRANTIES

3.1	Representations and Warranties

To induce the Lenders and the Agent to enter into this Amendment, the Borrower hereby represents and warrants to the Lenders and the Agent that:

(a)	as of the date hereof, no Default has occurred and is continuing; and

(b)	the representations and warranties of the Borrower which are contained in Section 10.1 of the Existing Credit Agreement are true and correct on the date hereof as if made on the date hereof and that, as of the date hereof, no Material Adverse Change has occurred since December 31, 2025.

The representations and warranties in this Section 3.1 are given solely as of the date of this Amendment and the provisions of Section 12.1(c) of the Existing Credit Agreement do not apply to the representations and warranties in this Section 3.1.

Article 4
CONDITIONS PRECEDENT TO EFFECTIVENESS OF AMENDMENT

4.1	Conditions Precedent

This Amendment shall not become effective until the date on which the following conditions precedent are fulfilled:

(a)	this Amendment shall be executed and delivered by the Borrower, the Agent and the Lenders;

(b)	evidence satisfactory to the Agent that the Borrower is authorized to execute, deliver and perform its obligations under this Amendment and the Existing Credit Agreement as amended hereby; and

(c)	the Agent shall have confirmed that satisfactory arrangements have been made for the payment by the Borrower of the extension fee referred to in Section 5.1 of this Amendment.

Article 5
FEES

5.1            Extension Fee

On the execution and delivery of this Amendment, the Borrower shall pay to the Agent for the account of the Lenders an extension fee of 3.5 basis points per annum on the Individual Commitment of each Lender, calculated for the period commencing on and including the Maturity Date (as defined in the Existing Credit Agreement) and ending on and including the first day immediately preceding the Maturity Date, the entirety of which extension fee shall be due and payable upon execution of this Amendment and which such extension fee shall be non-refundable and fully earned when due.

Article 6
MISCELLANEOUS

6.1	Future References to the Credit Agreement

On and after the date of this Amendment, each reference in the Existing Credit Agreement to “this Agreement”, “hereunder”, “hereof”, or words of like import referring to the Existing Credit Agreement and each reference in any related document to the “Credit Agreement”, “thereunder”, “thereof”, or words of like import referring to the Existing Credit Agreement, shall mean and be a reference to the Existing Credit Agreement as amended hereby. The Existing Credit Agreement, as amended hereby, is and shall continue to be in full force and effect and is hereby in all respects ratified and confirmed.

6.2	Governing Law

This Amendment shall be governed by and construed in accordance with the Laws of the Province of Ontario and the federal Laws of Canada applicable therein.

6.3	Enurement

This Amendment shall enure to the benefit of and shall be binding upon the parties hereto and their respective successors and permitted assigns.

6.4	Conflict

If any provision of this Amendment is inconsistent or conflicts with any provision of the Existing Credit Agreement, the relevant provision of this Amendment shall prevail and be paramount.

6.5	Further Assurances

The Borrower shall do, execute and deliver or shall cause to be done, executed and delivered all such further acts, documents and things as the Agent may reasonably request for the purpose of giving effect to this Amendment and to each and every provision hereof.

6.6	Non-Waiver

The execution, delivery and effectiveness of this Amendment shall not, except as expressly provided herein, operate as a waiver of any right, power or remedy of any Lender or the Agent under any of the Loan Documents, nor constitute a waiver of any provision of any of the Loan Documents.

6.7	Counterparts

This Amendment may be executed in one or more counterparts, each of which shall be deemed to be an original and all of which taken together shall be deemed to constitute one and the same instrument. Delivery of an executed signature page of this Amendment by e-mail in pdf format shall be as effective as delivery of a manually executed counterpart thereof. The words “execution”, “signed”, “signature” and words of like import in this Amendment shall be deemed to include electronic signatures or the keeping of records in electronic form, each of which shall be of the same legal effect, validity or enforceability as a manually executed signature or the use of a paper-based recordkeeping system, as the case may be, to the extent and as provided for in any applicable law.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF the parties hereto have executed and delivered this Amendment on the date first above written.

FORTIS INC.

By:	/s/ Jocelyn H. Perry
Jocelyn H. Perry
Executive Vice President, Chief Financial Officer

By:	/s/ Regan P. O'Dea
Regan P. O'Dea
Vice President, General Counsel

Fourth Amendment – Fortis RT

THE BANK OF NOVA SCOTIA as Agent

By:	/s/ Sarah Scuglia
	Name:	Sarah Scuglia
	Title:	Director

By:	/s/ Manan Bhatt
	Name:	Manan Bhatt
	Title:	Associate

THE BANK OF NOVA SCOTIA as Lender

By:	/s/ Frank Carson
	Name:	Frank Carson
	Title:	Director

By:	/s/ Annette d'Eon
	Name:	Annette d'Eon
	Title:	Associate Director

Fourth Amendment – Fortis RT

canadian imperial bank of commerce

By:	/s/ Nirushan Thambirajah
	Name:	Nirushan Thambirajah
	Title:	Managing Director

By:	/s/ Peter Mastromarini
	Name:	Peter Mastromarini
	Title:	Managing Director

Fourth Amendment – Fortis RT

ROYAL BANK OF canada

By:	/s/ Maria E. Hushovd
	Name:	Maria E. Hushovd
	Title:	Authorized Signatory

By:
Name:
Title:

Fourth Amendment – Fortis RT

BANK OF MONTREAL

By:	/s/ Sandesh Nellikode
	Name:	Sandesh Nellikode
	Title:	Vice President , Corporate Banking

By:
Name:
Title:

Fourth Amendment – Fortis RT

THE TORONTO-DOMINION BANK

By:	/s/ Ryan Mrozek
	Name:	Ryan Mrozek
	Title:	Director

By:	/s/ Sean Ray
	Name:	Sean Ray
	Title:	Director

Fourth Amendment – Fortis RT

NATIONAL BANK OF CANADA

By:	/s/ Manny Deol
	Name:	Manny Deol
	Title:	Managing Director & Head

By:	/s/ David Torrey
	Name:	David Torrey
	Title:	Managing Director & Head

Fourth Amendment – Fortis RT

MUFG BANK, LTD., CANADA Branch

By:	/s/ Richard Kim
	Name:	Richard Kim
	Title:	Director, GCIB

By:
Name:
Title:

Fourth Amendment – Fortis RT

BANK OF AMERICA, N.A. CANADA BRANCH

By:	/s/ Christopher J. Heitker
	Name:	Christopher J. Heitker
	Title:	Managing Director

Fourth Amendment – Fortis RT

MORGAN STANLEY BANK, N.A.

By:	/s/ Michael King
	Name:	Michael King
	Title:	Authorized Signatory

Fourth Amendment – Fortis RT

FÉDÉRATION DES CAISSES DESJARDINS DU QUÉBEC

By:	/s/ Jean-Francois Bourdon
	Name:	Jean-Francois Bourdon
	Title:	Director, Corporate Banking

By:	/s/ Martin Deschamps
	Name:	Martin Deschamps
	Title:	Director, Corporate Banking

Fourth Amendment – Fortis RT

Wells Fargo Bank, N.A., Canadian Branch

By:	/s/ Rajesh Bakhshi
	Name:	Rajesh Bakhshi
	Title:	Executive Director

By:
Name:
Title:

Fourth Amendment – Fortis RT

EXHIBIT “A”

See attached.

Fourth Amendment – Fortis RT

Execution Version

FORTIS INC.

as Borrower

and

THE BANK OF NOVA SCOTIA

as Underwriter, Sole Lead Arranger and
Bookrunner~~, Sustainability Structuring Agent~~  and Administrative Agent

and

CANADIAN IMPERIAL BANK OF COMMERCE and

ROYAL BANK OF CANADA

as Co-Syndication Agents

and

The Several Lenders from Time to Time Parties Hereto

FOURTH AMENDED AND RESTATED CREDIT AGREEMENT

Dated as of May 4, 2022

Fasken Martineau DuMoulin LLP
Toronto, Ontario

Table of Contents

Article 1 INTERPRETATION		1
1.1	Defined Terms	1
1.2	Other Usages	~~36~~39
1.3	Plural and Singular	~~36~~39
1.4	Headings	~~37~~39
1.5	Currency	~~37~~39
1.6	Applicable Law	~~37~~39
1.7	Time of the Essence	~~37~~40
1.8	Non-Business Days	~~37~~40
1.9	Consents, Approvals and Documentation	~~37~~40
1.10	Amount of Credit	~~37~~40
1.11	Schedules	~~38~~40
1.12	Statute References	~~38~~40
1.13	Paramountcy	~~38~~41
1.14	GAAP	~~38~~41
1.15	Extension of Credit	~~38~~41
1.16	Amendment and Restatement	~~38~~41
1.17	Alternate Rate of Interest	~~39~~41
1.18	Canadian Benchmark Replacement Setting	~~41~~44
1.19	Illegality	~~43~~46
1.20	Rates	~~43~~47
1.21	Compensation for Losses	~~44~~47
1.22	Inability to Determine Rates	~~44~~48
Article 2 CREDIT FACILITY		~~45~~49
2.1	Establishment of Credit Facility	~~45~~49
2.2	Credit Restrictions	~~45~~49
2.3	Lenders’ Commitments	~~46~~49
2.4	Reductions of Credit Facility	~~46~~49
2.5	Termination of Credit Facility	~~46~~50
2.6	Increase of Credit Facility	~~47~~50
Article 3 PROVISIONS RELATING TO CREDITS		~~48~~51
3.1	Types of Credit Availments	~~48~~51
3.2	Funding of Loans	~~48~~52
3.3	Failure of Lender to Fund Loan	~~49~~52
3.4	~~Deemed Conversion of Outstanding BAs~~	~~49~~[Reserved]	53
3.5	[Reserved]	~~50~~54
3.6	Inability to Fund U.S. Dollar Advances in Canada	~~50~~54
3.7	Timing of Credit Availments	~~51~~55
3.8	Time and Place of Payments	~~51~~55
3.9	Remittance of Payments	~~52~~55
3.10	Evidence of Indebtedness	~~52~~56
3.11	General Provisions Relating to Letters	~~52~~56
3.12	Letter of Credit Payments	~~56~~60
3.13	Potential Fronting Lender Structure	~~58~~61

- ii -

3.14	Notice Periods	~~59~~63
3.15	Swingline Loans	~~59~~63
Article 4 DRAWDOWN		~~61~~65
4.1	Drawdown	~~61~~65
Article 5 ROLLOVERS		~~62~~66
5.1	CORRA Loans	~~62~~66
5.2	Term Benchmark Loans and CORRA Loans	~~62~~66
5.3	Rollover Notice	~~62~~66
Article 6 CONVERSIONS		~~62~~67
6.1	Converting a Loan to Another Type of Loan	~~62~~67
6.2	[Reserved]	~~63~~67
6.3	[Reserved]	~~63~~67
6.4	Conversion Notice	~~63~~67
6.5	Absence of Notice	~~63~~67
6.6	Conversion after Default	~~63~~68
Article 7 INTEREST RATES AND FEES		~~64~~68
7.1	Interest Rates	~~64~~68
7.2	Calculation and Payment of Interest	~~64~~68
7.3	General Interest Rules	~~65~~69
7.4	Selection of Interest Periods	~~66~~70
7.5	Maximum Rate Permitted by Law	~~67~~71
7.6	Standby Fees	~~67~~72
7.7	Letter Fees	~~67~~72
7.8	Interest and Fee Adjustment	~~68~~72
Article 8 CAPITAL, INDEMNITY AND TAX PROVISIONS		~~68~~72
8.1	Conditions of Credit	~~68~~72
8.2	Change of Circumstances	~~68~~73
8.3	Failure of Lenders to Fund as a Result of Change of Circumstances	~~69~~74
8.4	Indemnity Relating to Credits	~~70~~75
8.5	Indemnity for Transactional and Environmental Liability	~~71~~76
8.6	Gross-Up for Taxes	~~73~~78
Article 9 REPAYMENTS AND PREPAYMENTS		~~75~~80
9.1	Repayment of Credit Facility	~~75~~80
9.2	Extension of Maturity Date	~~76~~80
9.3	Voluntary Prepayments	~~78~~82
9.4	[Reserved]	~~78~~82
9.5	Letters Subject to an Order	~~78~~82
9.6	Repayment of Credit Excess	~~78~~83
9.7	Currency of Repayment	~~78~~83
Article 10 REPRESENTATIONS AND WARRANTIES		~~78~~83
10.1	Representations and Warranties	~~78~~83
10.2	Survival of Representations and Warranties	~~82~~87
Article 11 COVENANTS		~~82~~87
11.1	Affirmative Covenants	~~82~~87
11.2	Performance of Covenants by Agent	~~89~~94
11.3	Financial and Restrictive Covenants	~~89~~94

- iii -

Article 12 CONDITIONS PRECEDENT TO OBTAINING CREDIT		~~93~~98
12.1	Conditions Precedent to All Credit	~~93~~98
12.2	Conditions Precedent to Effectiveness of Agreement	~~93~~98
12.3	Waiver	~~94~~99
Article 13 DEFAULT AND REMEDIES		~~94~~100
13.1	Events of Default	~~94~~100
13.2	Refund of Overpayments	~~98~~104
13.3	Remedies Cumulative	~~99~~104
13.4	Irrevocable Direction	~~99~~105
Article 14 THE AGENT		~~99~~105
14.1	Appointment and Authorization of Agent	~~99~~105
14.2	Interest Holders	~~100~~105
14.3	Consultation with Counsel	~~100~~105
14.4	Documents	~~100~~105
14.5	Agent as Lender	~~100~~106
14.6	Responsibility of Agent	~~100~~106
14.7	Action by Agent	~~100~~106
14.8	Notice of Events of Default	~~101~~106
14.9	Responsibility Disclaimed	~~101~~107
14.10	Indemnification	~~102~~107
14.11	Credit Decision	~~102~~108
14.12	Successor Agent	~~102~~108
14.13	Delegation by Agent	~~103~~108
14.14	Waivers and Amendments	~~103~~108
14.15	Determination by Agent Conclusive and Binding	~~104~~110
14.16	Adjustments among Lenders after Acceleration	~~104~~110
14.17	Redistribution of Payment	~~105~~111
14.18	Distribution of Notices	~~105~~111
14.19	~~Sustainability Matters~~	~~105~~[Reserved]	111
Article 15 MISCELLANEOUS		~~106~~112
15.1	Waivers	~~106~~112
15.2	Notices	~~106~~112
15.3	Severability	~~106~~112
15.4	Counterparts	~~106~~112
15.5	Successors and Assigns	~~106~~112
15.6	Assignment	~~107~~113
15.7	Entire Agreement	~~108~~114
15.8	Further Assurances	~~108~~114
15.9	Judgment Currency	~~109~~115
15.10	Contractual Recognition of Bail-In	~~109~~116
15.11	Erroneous Payments	~~110~~116

- iv -

Schedule B COMPLIANCE CERTIFICATE

Schedule C FORM OF ASSIGNMENT

Schedule D MATERIAL SUBSIDIARIES

Schedule E RESTRICTIVE AGREEMENT

Schedule F FORM OF DRAWDOWN NOTICE

Schedule G FORM OF ROLLOVER NOTICE

Schedule H FORM OF CONVERSION NOTICE

Schedule I PRICING GRID

Schedule J FORM OF LETTER OF CREDIT

Schedule K ACCORDION NOTICE

Schedule L PERMITTED INTERCOMPANY LOANS

Schedule M PERMITTED LIENS

Schedule N SUBORDINATION AND POSTPONEMENT AGREEMENT

~~Schedule O FORM OF SUSTAINABILITY CERTIFICATE~~

FOURTH AMENDED AND RESTATED CREDIT AGREEMENT dated as of May 4, 2022 among Fortis Inc., a corporation incorporated under the laws of the Province of Newfoundland and Labrador (the “Borrower”), the lending institutions from time to time parties hereto as Lenders (each a “Lender” and, collectively, the “Lenders”) and The Bank of Nova Scotia, in its capacity as administrative agent of the Lenders (the “Agent”).

WHEREAS, pursuant to an amended and restated credit agreement made as of May 12, 2005 among the Borrower, certain of the Lenders and the Agent (the “Original Credit Agreement”), such Lenders established a certain revolving/non-revolving term credit facility for general working capital purposes;

AND WHEREAS the Borrower, certain of the Lenders and the Agent amended and restated the Original Credit Agreement pursuant to a second amended and restated credit agreement dated as of August 9, 2011, as amended by a first amending agreement made as of July 5, 2012, a second amending agreement made as of August 1, 2013, a third amending agreement made as of March 23, 2015, a fourth amending agreement made as of April 25, 2016, a fifth amending agreement made as of August 17, 2016 and a sixth amending agreement made as of October 5, 2016 (collectively, the “Second Amended and Restated Credit Agreement”);

AND WHEREAS the Borrower, certain of the Lenders and the Agent amended and restated the Second Amended and Restated Credit Agreement pursuant to a third amended and restated credit agreement dated as of July 31, 2017, as amended by a first amending agreement made as of May 11, 2018, a second amending agreement made as of May 13, 2019 and a third amending agreement made as of June 3, 2021 (collectively, the “Existing Credit Agreement”);

AND WHEREAS the parties hereto wish to amend and restate the Existing Credit Agreement as follows;

NOW THEREFORE THIS AGREEMENT WITNESSES that, in consideration of the mutual covenants and agreements herein contained and for other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the parties hereto covenant and agree as follows:

Article 1
INTERPRETATION

1.1            Defined Terms

The following defined terms shall for all purposes of this Agreement, or any amendment, substitute, supplement, replacement, addition or schedule hereto, have the following respective meanings unless the context otherwise specifies or requires or unless otherwise defined herein:

“$” denotes Canadian dollars, unless otherwise referenced.

“Accordion Notice” shall have the meaning ascribed thereto in Section 2.6(a).

“Adjusted Daily Compounded CORRA” means, for purposes of any calculation, the rate per annum equal to (a) Daily Compounded CORRA for such calculation plus (b) the applicable CORRA Adjustment; provided that if Adjusted Daily Compounded CORRA as so determined shall ever be less than the Floor, then Adjusted Daily Compounded CORRA shall be deemed to be the Floor.

“Adjusted Term CORRA” means for purposes of any calculation, the rate per annum equal to:

(a)	for a Term CORRA Loan that is for a Standard Interest Period, (a) Term CORRA for such calculation plus (b) the applicable CORRA Adjustment; and

(b)	for a Term CORRA Loan that is for a Non-Standard Interest Period, the CORRA Interpolated Rate,

provided that if Adjusted Term CORRA as so determined shall ever be less than the Floor, then Adjusted Term CORRA shall be deemed to be the Floor.

~~“Adjusted Term SOFR Rate” means:~~

~~(a) for any SOFR Standard Interest Period, the rate per annum equal to (a) the Term SOFR Rate for such SOFR Standard Interest Period, plus (b) the applicable Term SOFR Adjustment; and~~

~~(b) for any SOFR Non-Standard Interest Period, the SOFR Interpolated Rate for such SOFR Non-Standard Interest Period,~~

~~provided that, in each case, if the Adjusted Term SOFR Rate as so determined would be less than the Floor, such rate shall be deemed to be equal to the Floor for the purposes of this Agreement.~~

“Advance” means a utilization of the Credit Facility by the Borrower, to the extent applicable, by way of a Loan or the issuance of a Letter, as the context requires.

“Affiliate” shall have the meaning ascribed to the term “affiliate” in the CBCA in effect on the date hereof.

“Agreement” shall mean this Fourth Amended and Restated Credit Agreement, as the same may be amended, modified, supplemented, restated or replaced from time to time.

“Alternate Base Rate Canada” means, at any particular time, the greater of (a) the Base Rate Canada at such time and (b) the Federal Funds Effective Rate at such time plus ½ of 1% per annum.

~~“Alternative SPT Metric” shall have the meaning ascribed thereto in Section 11.1(c)(ii).~~

“AML/CTF Laws” means the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada) and any other anti-money laundering or counter-terrorism financing laws or regulations including without limitation, any laws or regulations imposing “know your customer” or other identification checks or procedures, that apply to a Lender, in any jurisdiction in connection with the Loan Documents.

“Applicable Margin” means, at any particular time, the applicable interest rate margin or fee rate, as the case may be, expressed as a percentage per annum which are in effect at such time based upon the Pricing Rating at such time as set forth in the table in Schedule I hereto, with changes thereto to be effective in the manner set forth in Section 7.8. ~~Commencing on the first Sustainability Adjustment Date, and on each Sustainability Adjustment Date thereafter, the Applicable Margin shall be increased or decreased (or neither increased nor decreased), as applicable, for the duration of the applicable Sustainability Adjustment Period, by the Sustainability Adjustment as in effect from time to time.~~ Notwithstanding the foregoing, for so long as an Event of Default has occurred and is continuing, the Applicable Margin with respect to Prime Rate Loans and Base Rate Canada Loans shall be 2.00% per annum.

“Authorization” means, with respect to any Person, any authorization, order, permit, approval, grant, licence, consent, right, privilege, certificate, judgment, writ, injunction, award, determination, direction, decree, by-law, rule or regulation of any Governmental Authority having jurisdiction over such Person, whether or not having the force of Law.

“Available Canadian Tenor” means, as of any date of determination and with respect to the then-current Canadian Benchmark, as applicable, (x) if such Canadian Benchmark is a term rate, any tenor for such Canadian Benchmark (or component thereof) that is or may be used for determining the length of an Interest Period pursuant to this Agreement or (y) otherwise, any payment period for interest calculated with reference to such Canadian Benchmark (or component thereof) that is or may be used for determining any frequency of making payments of interest calculated with reference to such Canadian Benchmark pursuant to this Agreement, in each case, as of such date and not including, for the avoidance of doubt, any tenor for such Canadian Benchmark that is then-removed from the definition of “Interest Period” (or any component thereof) pursuant to paragraph (d) of Section 1.18.

“Available Credit” means, as at a particular date, the amount, if any, by which the amount of the Credit Facility as at the close of business on such date exceeds the amount of credit outstanding under the Credit Facility as at the close of business on such date.

“Available Tenor” means, as of any date of determination and with respect to the then-current Benchmark, as applicable, (x) if such Benchmark is a term rate, any tenor for such Benchmark (or component thereof) that is or may be used for determining the length of an interest period pursuant to this Agreement or (y) otherwise, any payment period for interest calculated with reference to such Benchmark (or component thereof) that is or may be used for determining any frequency of making payments of interest calculated with reference to such Benchmark pursuant to this Agreement, in each case, as of such date and not including, for the avoidance of doubt, any tenor for such Benchmark that is then-removed from the definition of “Interest Period” pursuant to clause (e) of Section 1.17.

“Bail-In Action” means the exercise of any Write-down and Conversion Powers.

“Bail-In Legislation” means:

(a)	in relation to an EEA Member Country which has implemented, or which at any time implements, Article 55 of Directive 2014/59/EU establishing a framework for the recovery and resolution of credit institutions and investment firms, the relevant implementing law or regulation as described in the EU Bail-In Legislation Schedule from time to time; and

(b)	in relation to any other state, any analogous law or regulation from time to time which requires contractual recognition of any Write-down and Conversion Powers contained in that law or regulation.

“Base Rate Canada” means the variable rate of interest per annum equal to the rate of interest determined by the Agent from time to time as its base rate for United States dollar loans made by the Agent in Canada from time to time, being a variable per annum reference rate of interest adjusted automatically upon change by the Agent, calculated on the basis of a year of 365 days provided that if Base Rate Canada shall be less than zero, such rate shall be deemed to be zero for the purposes of this agreement.

“Base Rate Canada Loan” means monies lent by the Lenders to the Borrower in United States dollars and upon which interest accrues at a rate referable to the Alternate Base Rate Canada.

“Benchmark” means, initially, with respect to any Term Benchmark Loan, the Term SOFR Rate; provided that if a Benchmark Transition Event has occurred with respect to the Term SOFR Rate or the then-current Benchmark, then “Benchmark” means the applicable Benchmark Replacement to the extent that such Benchmark Replacement has replaced such prior benchmark rate pursuant to clause (b) of  Section 1.17.

“Benchmark Replacement” means the first alternative set forth in the order below that can be determined by the Agent for the applicable Benchmark Replacement Date:

(a)	the sum of (i) Daily Simple SOFR and (ii) 0.11448% (11.448 basis points); and

(b)	the sum of (i) the alternate benchmark rate that has been selected by the Agent and the Borrower giving due consideration to (A) any selection or recommendation of a replacement benchmark rate or the mechanism for determining such a rate by the Relevant Governmental Body or (B) any evolving or then-prevailing market convention for determining a benchmark rate as a replacement to the then-current Benchmark for US Dollar-denominated syndicated credit facilities and (ii) the related Benchmark Replacement Adjustment.

If the Benchmark Replacement as determined pursuant to clause (a) or (b) above would be less than the Floor, the Benchmark Replacement will be deemed to be the Floor for the purposes of this Agreement and the other Loan Documents.

“Benchmark Replacement Adjustment” means, with respect to any replacement of the then-current Benchmark with an Unadjusted Benchmark Replacement, the spread adjustment, or method for calculating or determining such spread adjustment, (which may be a positive or negative value or zero) that has been selected by the Agent and the Borrower giving due consideration to (i) any selection or recommendation of a spread adjustment, or method for calculating or determining such spread adjustment, for the replacement of such Benchmark with the applicable Unadjusted Benchmark Replacement by the Relevant Governmental Body on the applicable Benchmark Replacement Date and/or (ii) any evolving or then-prevailing market convention for determining a spread adjustment, or method for calculating or determining such spread adjustment, for the replacement of such Benchmark with the applicable Unadjusted Benchmark Replacement for US Dollar-denominated syndicated credit facilities at such time in Canada.

“Benchmark Replacement Date” means a date and time determined by the Agent, which date shall be no later than the earliest to occur of the following events with respect to the then-current Benchmark:

(a)	in the case of clause (a) or (b) of the definition of “Benchmark Transition Event,” the later of (a) the date of the public statement or publication of information referenced therein and (b) the date on which the administrator of such Benchmark (or the published component used in the calculation thereof) permanently or indefinitely ceases to provide all Available Tenors of such Benchmark (or such component thereof); or

(b)	in the case of clause (c) of the definition of “Benchmark Transition Event,” the first date on which such Benchmark (or the published component used in the calculation thereof) has been determined and announced by the regulatory supervisor for the administrator of such Benchmark (or such component thereof) to be non-representative; provided, that such non-representativeness will be determined by reference to the most recent statement or publication referenced in such clause (c) and even if any Available Tenor of such Benchmark (or such component thereof) continues to be provided on such date.

For the avoidance of doubt, the “Benchmark Replacement Date” will be deemed to have occurred in the case of clause (a) or (b) with respect to any Benchmark upon the occurrence of the applicable event or events set forth therein with respect to all then-current Available Tenors of such Benchmark (or the published component used in the calculation thereof).

“Benchmark Transition Event” means the occurrence of one or more of the following events with respect to the then-current Benchmark:

(a)	a public statement or publication of information by or on behalf of the administrator of such Benchmark (or the published component used in the calculation thereof) announcing that such administrator has ceased or will cease to provide all Available Tenors of such Benchmark (or such component thereof), permanently or indefinitely, provided that, at the time of such statement or publication, there is no successor administrator that will continue to provide any Available Tenor of such Benchmark (or such component thereof);

(b)	a public statement or publication of information by the regulatory supervisor for the administrator of such Benchmark (or the published component used in the calculation thereof), the Federal Reserve Board, the Federal Reserve Bank of New York, an insolvency official with jurisdiction over the administrator for such Benchmark (or such component), a resolution authority with jurisdiction over the administrator for such Benchmark (or such component) or a court or an entity with similar insolvency or resolution authority over the administrator for such Benchmark (or such component), which states that the administrator of such Benchmark (or such component) has ceased or will cease to provide all Available Tenors of such Benchmark (or such component thereof) permanently or indefinitely; provided that, at the time of such statement or publication, there is no successor administrator that will continue to provide any Available Tenor of such Benchmark (or such component thereof); or

(c)	a public statement or publication of information by the regulatory supervisor for the administrator of such Benchmark (or the published component used in the calculation thereof) announcing that all Available Tenors of such Benchmark (or such component thereof) are not, or as of a specified future date will not be, representative.

For the avoidance of doubt, a “Benchmark Transition Event” will be deemed to have occurred with respect to any Benchmark if a public statement or publication of information set forth above has occurred with respect to each then-current Available Tenor of such Benchmark (or the published component used in the calculation thereof).

“Benchmark Unavailability Period” means the period (if any) (x) beginning at the time that a Benchmark Replacement Date has occurred if, at such time, no Benchmark Replacement has replaced the then-current Benchmark for all purposes hereunder and under any Loan Document in accordance with Section 1.17 and (y) ending at the time that a Benchmark Replacement has replaced the then-current Benchmark for all purposes hereunder and under any Loan Document in accordance with Section 1.17.

“Board Position” means, with respect to the relevant Person, a director position with the board of directors of such Person.

“Borrower Obligations” means all present and future indebtedness, liabilities and obligations, direct or indirect, matured or contingent, of the Borrower to the Lenders, the Agent or any of them under the Loan Documents (and for certainty, including the Erroneous Payment Subrogation Rights).

“Branch of Account” means the Wholesale Banking Operations of The Bank of Nova Scotia located at 720 King Street West, 2nd Floor, Toronto, Ontario, or such other branch of the Agent located in Canada as the Borrower and the Agent may agree upon.

“Business Day” means any day that is not a Saturday, Sunday or other day on which commercial banks in any of Toronto, Ontario, Halifax, Nova Scotia and St. John’s, Newfoundland and Labrador are authorized or required by Law to remain closed and, (x) when used in respect of Base Rate Canada Loans, means any such day when banks generally are open for business in New York City, New York, (y) when used in respect of CORRA Loans, means any such day when banks generally are open for business in Toronto, Ontario and (z) when used in respect of Term Benchmark Loans, any such day other than a day on which the Securities Industry and Financial Markets Association recommends that the fixed income departments of its members be closed for the entire day for purposes of trading in United States government securities.

“Canadian Benchmark” means, initially, Term CORRA Reference Rate or Daily Compounded CORRA, as the case may be; provided that if a Canadian Benchmark Transition Event has occurred with respect to Term CORRA, the Term CORRA Reference Rate, Daily Compounded CORRA or the then-current Canadian Benchmark, then “Canadian Benchmark” means the applicable Canadian Benchmark Replacement to the extent that such Canadian Benchmark Replacement has replaced such prior benchmark rate pursuant to paragraph (a) of Section 1.18.

“Canadian Benchmark Conforming Changes” means, with respect to the use or administration of a Canadian Benchmark or the use, administration, adoption or implementation of any Canadian Benchmark Replacement, any technical, administrative or operational changes (including changes to the definition of “Prime Rate,” the definition of “Business Day,” the definition of “Interest Period” (or any component thereof) or any similar or analogous definition (or the addition of a concept of “interest period”), timing and frequency of determining rates and making payments of interest, timing of Drawdown Notices or prepayment, conversion or continuation notices, the applicability and length of lookback periods, the applicability of Sections 1.21 and 8.4 and other technical, administrative or operational matters) that the Agent decides may be appropriate to reflect the adoption and implementation of any such rate or to permit the use and administration thereof by the Agent in a manner substantially consistent with market practice (or, if the Agent decides that adoption of any portion of such market practice is not administratively feasible or if the Agent determines that no market practice for the administration of any such rate exists, in such other manner of administration as the Agent decides is reasonably necessary in connection with the administration of this Agreement and the other Loan Documents).

“Canadian Benchmark Replacement” means, (a) where a Canadian Benchmark Transition Event has occurred with respect to Term CORRA or the Term CORRA Reference Rate, Adjusted Daily Compounded CORRA and (b) where a Canadian Benchmark Transition Event has occurred with respect to a Canadian Benchmark other than Term CORRA or the Term CORRA Reference Rate, the sum of: (i) the alternate benchmark rate that has been selected by the Agent and the Borrower giving due consideration to (A) any selection or recommendation of a replacement benchmark rate or the mechanism for determining such a rate by the Relevant Canadian Governmental Body or (B) any evolving or then-prevailing market convention for determining a benchmark rate as a replacement to the then-current Canadian Benchmark for Canadian dollar-denominated syndicated credit facilities and (ii) the related Canadian Benchmark Replacement Adjustment. If the Canadian Benchmark Replacement as determined pursuant to clause (a) or (b) above would be less than the Floor, the Canadian Benchmark Replacement will be deemed to be the Floor for the purposes of this Agreement and the other Loan Documents.

“Canadian Benchmark Replacement Adjustment” means, with respect to any replacement of the then-current Canadian Benchmark with an Unadjusted Canadian Benchmark Replacement, the spread adjustment, or method for calculating or determining such spread adjustment, (which may be a positive or negative value or zero) that has been selected by the Agent and the Borrower giving due consideration to (a) any selection or recommendation of a spread adjustment, or method for calculating or determining such spread adjustment, for the replacement of such Canadian Benchmark with the applicable Unadjusted Canadian Benchmark Replacement by the Relevant Canadian Governmental Body or (b) any evolving or then-prevailing market convention for determining a spread adjustment, or method for calculating or determining such spread adjustment, for the replacement of such Canadian Benchmark with the applicable Unadjusted Canadian Benchmark Replacement for Canadian dollar-denominated syndicated credit facilities at such time.

“Canadian Benchmark Replacement Date” means a date and time determined by the Agent, which date shall be no later than the earliest to occur of the following events with respect to the then-current Canadian Benchmark:

(a)            in the case of clause (a) or (b) of the definition of “Canadian Benchmark Transition Event,” the later of (i) the date of the public statement or publication of information referenced therein and (ii) the date on which the administrator of such Canadian Benchmark (or the published component used in the calculation thereof) permanently or indefinitely ceases to provide all Available Canadian Tenors of such Canadian Benchmark (or such component thereof); or

(b)            in the case of clause (c) of the definition of “Canadian Benchmark Transition Event,” the first date on which such Canadian Benchmark (or the published component used in the calculation thereof) has been determined and announced by the regulatory supervisor for the administrator of such Canadian Benchmark (or such component thereof) to be non-representative; provided that such non-representativeness will be determined by reference to the most recent statement or publication referenced in such clause (c) and even if any Available Canadian Tenor of such Canadian Benchmark (or such component thereof) continues to be provided on such date.

For the avoidance of doubt, the “Canadian Benchmark Replacement Date” will be deemed to have occurred in the case of clause (a) or (b) with respect to any Canadian Benchmark upon the occurrence of the applicable event or events set forth therein with respect to all then-current Available Canadian Tenors of such Canadian Benchmark (or the published component used in the calculation thereof).

“Canadian Benchmark Transition Event” means the occurrence of one or more of the following events with respect to the then-current Canadian Benchmark:

(a)            a public statement or publication of information by or on behalf of the administrator of such Canadian Benchmark (or the published component used in the calculation thereof) announcing that such administrator has ceased or will cease to provide all Available Canadian Tenors of such Canadian Benchmark (or such component thereof), permanently or indefinitely; provided that, at the time of such statement or publication, there is no successor administrator that will continue to provide any Available Canadian Tenor of such Canadian Benchmark (or such component thereof);

(b)            a public statement or publication of information by the regulatory supervisor for the administrator of such Canadian Benchmark (or the published component used in the calculation thereof), the Bank of Canada, an insolvency official with jurisdiction over the administrator for such Canadian Benchmark (or such component), a resolution authority with jurisdiction over the administrator for such Canadian Benchmark (or such component) or a court or an entity with similar insolvency or resolution authority over the administrator for such Canadian Benchmark (or such component), which states that the administrator of such Canadian Benchmark (or such component) has ceased or will cease to provide all Available Canadian Tenors of such Canadian Benchmark (or such component thereof) permanently or indefinitely; provided that, at the time of such statement or publication, there is no successor administrator that will continue to provide any Available Canadian Tenor of such Canadian Benchmark (or such component thereof); or

(c)            a public statement or publication of information by the regulatory supervisor for the administrator of such Canadian Benchmark (or the published component used in the calculation thereof) announcing that all Available Canadian Tenors of such Canadian Benchmark (or such component thereof) are not, or as of a specified future date will not be, representative.

For the avoidance of doubt, a “Canadian Benchmark Transition Event” will be deemed to have occurred with respect to any Canadian Benchmark if a public statement or publication of information set forth above has occurred with respect to each then-current Available Canadian Tenor of such Canadian Benchmark (or the published component used in the calculation thereof).

“Canadian Benchmark Unavailability Period” means, the period (if any) (a) beginning at the time that a Canadian Benchmark Replacement Date has occurred if, at such time, no Canadian Benchmark Replacement has replaced the then-current Canadian Benchmark for all purposes hereunder and under any Loan Document in accordance with Section 1.18 and (b) ending at the time that a Canadian Benchmark Replacement has replaced the then-current Canadian Benchmark for all purposes hereunder and under any Loan Document in accordance with Section 1.18.

“Canadian Dollar Equivalent” means the Exchange Equivalent in Canadian dollars of any amount of United States dollars.

“Canadian Qualified Lender” means a Lender which (i) is not a “non-resident” within the meaning of the Tax Act, or (ii) is an “authorized foreign bank” within the meaning of the Tax Act, but only in respect of an amount payable with respect to any outstanding credit or portion thereof that is paid or credited in respect of its “Canadian banking business” within the meaning of the Tax Act.

“Capital Adequacy Guideline” means Guideline A – Capital Adequacy Requirements of the Office of the Superintendent of Financial Institutions Canada dated December 9, 2016 with respect to capital adequacy requirements of Canadian banks, as from time to time amended, revised or reissued.

“CBCA” means the Canada Business Corporations Act.

“Change in Law” means, in each case on or after the date hereof, the introduction of, any change in, or the coming into effect of, any applicable Law, or any change in the interpretation, administration or application thereof by any Governmental Authority, or compliance by the Agent or any Lender with any governmental Order. Notwithstanding anything herein to the contrary, all Orders made by the Bank for International Settlements, the Basel Committee on Banking Supervision (or any successor or similar authority) or any applicable Canadian or foreign Governmental Authority (including the Office of the Superintendent of Financial Services), in each case pursuant to Basel III, shall in each case be deemed to be a “Change in Law”, regardless of the date enacted, adopted or issued.

“Change of Control” means (a) the acquisition of ownership, directly or indirectly, beneficially or of record, by any Person or combination of Persons acting jointly or in concert with each other, of shares representing more than 50% of the aggregate ordinary voting power represented by the issued and outstanding capital stock of the Borrower, (b) occupation of a majority of the seats (other than vacant seats) on the board of directors of the Borrower by Persons who were neither (i) nominated by the board of directors of the Borrower nor (ii) appointed by directors so nominated, or (c) the acquisition of direct or indirect Control of the Borrower by any Person or combination of Persons acting jointly or in concert with each other.

“Closing Date” shall have the meaning ascribed thereto in Section 12.2.

“Code” means the Internal Revenue Code of 1986, as amended from time to time, and the rules and regulations promulgated thereunder from time to time.

“Conforming Changes” means, with respect to either the use or administration of the Term SOFR Rate or the use, administration, adoption or implementation of any Benchmark Replacement and/or any Term Benchmark Loan, any technical, administrative or operational changes (including changes to the definition of “Base Rate Canada,” the definition of “Business Day,” the definition of “U.S. Government Securities Business Day”, the definition of “Interest Period” or any similar or analogous definition, the timing and frequency of determining rates and making payments of interest, the timing of borrowing requests or prepayment, conversion or rollover notices, the applicability and length of lookback periods, the applicability of breakage provisions, and other technical, administrative or operational matters) that the Agent, in consultation with the Borrower, reasonably determines may be appropriate to reflect the adoption and implementation of any such rate or to permit the use and administration thereof by the Agent in a manner substantially consistent with market practice (or, if the Agent determines that adoption of any portion of such market practice is not administratively feasible or if the Agent determines that no market practice for the administration of any such rate exists, in such other manner of administration as the Agent, in consultation with the Borrower, determines is reasonably necessary in connection with the administration of this Agreement and the other Loan Documents).

“Consolidated Capitalization” means, on any date, an amount equal to Consolidated Debt on such date plus the aggregate of Consolidated Shareholders’ Equity on such date and Preferred Equity on such date.

“Consolidated Debt” means, on any date, an amount equal to the aggregate of all Indebtedness for Borrowed Money of the Borrower and its Subsidiaries on such date, determined in accordance with GAAP on a consolidated basis, plus the redemption amount of all shares of the Borrower which are retractable or redeemable at the option of the holder on such date. For certainty, Preferred Equity shall not be included in the calculation of Consolidated Debt.

“Consolidated Debt to Consolidated Capitalization Ratio” means, on any date, the ratio of Consolidated Debt on such date to Consolidated Capitalization on such date.

“Consolidated Shareholders’ Equity” means, on any date, the consolidated shareholders’ equity of the Borrower on such date, determined in accordance with GAAP.

“Control” means, in respect of a particular Person, the possession, directly or indirectly, of the power to direct or cause the direction of the management or the policies of such Person, whether through the ability to exercise voting power, by contract or otherwise. “Controlling” and “Controlled” have meanings correlative thereto.

“Conversion Notice” shall have the meaning ascribed thereto in Section 6.4.

“CORRA” means the Canadian Overnight Repo Rate Average administered and published by the Bank of Canada (or any successor administrator).

“CORRA Adjustment” means, for any calculation with respect to a CORRA Loan, a percentage per annum as set forth below for the applicable Interest Period therefor:

Interest Period	Percentage
One (1) month	0.29547%
Three (3) months	0.32138%

“CORRA Interpolated Rate” means, for any Term CORRA Loan for a Non-Standard Interest Period, the rate per annum determined by the Agent (which determination shall be conclusive and binding absent manifest error) to be equal to the rate that results from interpolating on a linear basis between: (a) (i) Term CORRA for the longest Standard Interest Period for which Term CORRA is available that is shorter than the Non-Standard Interest Period of such Term CORRA Loan plus (ii) the CORRA Adjustment applicable to such Standard Interest Period and (b) (i) Term CORRA, for the shortest Standard Interest Period for which Term CORRA is available that exceeds the Non-Standard Interest Period of such Term CORRA Loan, at such time, plus (ii) the CORRA Adjustment applicable to such Standard Interest Period; provided that when determining the CORRA Interpolated Rate for a Non-Standard Interest Period which is less than one (1) month, the CORRA Interpolated Rate shall be deemed to be Term CORRA for a Standard Interest Period of one (1) month’s duration plus the CORRA Adjustment applicable to such Standard Interest Period.

“CORRA Loans” means Term CORRA Loans and Daily Compounded CORRA Loans and “CORRA Loan” means any one of them.

“Credit Excess” means, as at a particular date, the amount, if any, by which the amount of credit outstanding under the Credit Facility as at the close of business on such date exceeds the amount of the Credit Facility as at the close of business on such date.

“Credit Facility” means the revolving term credit facility established by the Lenders in favour of the Borrower pursuant to Section 2.1.

“Daily Compounded CORRA” shall mean, for any day (a "Daily Compounded CORRA Rate Day"), a rate per annum equal to CORRA for the day (such day, the "Daily Compounded CORRA Determination Day"), that is five (5) Business Days prior to (a) if such Daily Compounded CORRA Rate Day is a Business Day, such Daily Compounded CORRA Rate Day, or (b) if such Daily Compounded CORRA Rate Day is not a Business Day, the Business Day immediately preceding such Daily Compounded CORRA Rate Day, in each case, as CORRA is published by the administrator; provided, however, that if as of 5:00 p.m. (Toronto time) on any Daily Compounded CORRA Determination Day, CORRA for the applicable tenor has not been published by the administrator and a Canadian Benchmark Replacement Date with respect to Daily Compounded CORRA has not occurred, then Daily Compounded CORRA will be CORRA as published by the administrator so long as such first preceding Business Day is not more than three (3) Business Days prior to such Daily Compounded CORRA Determination Day.

“Daily Compounded CORRA Loan” means monies lent by the Lenders to the Borrower hereunder in Canadian dollars and upon which interest accrues at a rate referable to Adjusted Daily Compounded CORRA.

“Daily Simple SOFR” means, for any day, SOFR, with the conventions for this rate (which will include a lookback) being established by the Agent in accordance with the conventions for this rate selected or recommended by the Relevant Governmental Body for determining “Daily Simple SOFR” for syndicated business loans; provided that if the Agent decides that any such convention is not administratively feasible for the Agent, then the Agent may establish another convention in its reasonable discretion.

“DBRS” means DBRS Limited or any successor by merger or consolidation to its business.

“Default” means any event or condition which constitutes an Event of Default or which, upon notice, lapse of time or both, would, unless cured or waived, become an Event of Default.

“Designated Account” means, with respect to transactions in a particular currency under the Credit Facility, an account of the Borrower maintained by the Agent at the Branch of Account for the purposes of transactions in such currency under the Credit Facility.

~~“Diverse Board Members” means, collectively, Persons from time to time holding a Board Position with the Borrower and which identify as (x) Indigenous Persons and/or (y) “members of visible minorities”, as such term is defined in the Employment Equity Act (Canada) (as amended, supplemented or replaced from time to time).~~

~~“Diverse Gender Percentage” means for any Fiscal Year, the ratio (expressed as a percentage) of (a) the aggregate number of women holding a Board Position with the Borrower to (b) the aggregate number of Persons holding a Board Position with the Borrower, as of the last day of such Fiscal Year, as disclosed in the applicable Sustainability Certificate.~~

~~“Diversity Adjustment” means, for any Sustainability Adjustment Period, an adjustment to the Applicable Margin in the pricing grid set forth in Schedule I for such Sustainability Adjustment Period, as determined by reference to the number of Diverse Board Members set forth in the most recent Sustainability Certificate delivered by the Borrower to the Agent and the Sustainability Structuring Agent, as follows:~~

~~Level~~	~~Diversity Adjustment (other than in respect of Standby Fees) (% per annum)~~	~~Diversity Adjustment (Standby Fees only) (% per annum)~~ 	~~Diverse Board Members for 2022 Sustainability Adjustment Period~~	~~Diverse Board Members for 2023 Sustainability Adjustment Period~~ 	~~Diverse Board Members for 2024 Sustainability Adjustment Period~~ 	~~Diverse Board Members for 2025 Sustainability Adjustment Period~~
~~1~~	~~-0.025%~~	~~-0.005%~~	~~≥ 2~~	~~≥ 3~~	~~≥ 3~~	~~≥ 3~~
~~2~~	~~0.0%~~	~~0.0%~~	~~1~~	~~2~~	~~2~~	~~2~~
~~3~~	~~+0.025%~~	~~+0.005%~~	~~0~~	~~≤ 1~~	~~≤ 1~~	~~≤ 1~~

~~provided that if the Diverse Gender Percentage set forth in the most recent Sustainability Certificate delivered by the Borrower to the Agent and the Sustainability Structuring Agent is less than 40%, the Diversity Adjustment shall be deemed to be at Level 3 for the relevant Sustainability Adjustment Period. In the event of any sudden loss of any Diverse Board Member(s) on account of death, serious injury or illness or resignation, within the three (3) months preceding the end of any Fiscal Year, the then relevant assessment date shall be changed to the earlier of (a) the date of appointment of any replacement Diverse Board Member(s) and (b) the next annual general meeting of the Borrower.~~

“Draft” means any draft, bill of exchange, receipt, acceptance, demand or other request for payment drawn or issued under or in respect of a Letter.

“Drawdown Notice” shall have the meaning ascribed thereto in Section 4.1.

“EEA Member Country” means any member state of the European Union, Iceland, Liechtenstein and Norway.

“Environmental Laws” means all Laws relating in any way to the protection of the environment, the preservation or reclamation of natural resources, or the management, release or threatened release of any Hazardous Material or to health and safety matters.

“Environmental Liability” means any liability, contingent or otherwise (including any liability for damages, costs of environmental remediation, fines, penalties or indemnities), of the Borrower or any of its Subsidiaries directly or indirectly resulting from or based upon (a) violation of any Environmental Law, (b) the generation, use, handling, transportation, storage, treatment or disposal of any Hazardous Materials, (c) exposure to any Hazardous Materials, (d) the release or threatened release of any Hazardous Materials into the environment, or (e) any contract, agreement or other consensual arrangement pursuant to which liability is assumed or imposed with respect to any of the foregoing.

“ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended from time to time, and any successor statute.

“ERISA Affiliate” shall mean any corporation, trade, or business that is, along with any Loan Party, treated as a single employer under Section 414 of the Code, and any regulations thereunder.

“ERISA Event” shall mean (i) a “reportable event” within the meaning of Section 4043 of ERISA and the regulations issued thereunder with respect to any Pension Plan (excluding those for which the provision for 30-day notice to the PBGC has been waived by regulation); (ii) the failure to satisfy the minimum funding standards of Sections 412 or 430 of the Code or Sections 302 or 303 of ERISA with respect to any Pension Plan (whether or not waived in accordance with Section 412(c) of the Code or Section 302(c) of ERISA) or the failure to make by its due date a required installment under Section 430(j) of the Code with respect to any Pension Plan or the failure to make any required contribution to a Multiemployer Plan; (iii) a determination that any Pension Plan is, or is expected to be, in “at risk” status (as defined in Section 430 of the Code or Section 303 of ERISA); (iv) the provision by the administrator of any Pension Plan pursuant to Section 4041(a)(2) of ERISA of a notice of intent to terminate such plan in a distress termination described in Section 4041(c) of ERISA; (v) a determination that any Multiemployer Plan is, or is expected to be, in “critical” or “endangered” status under Section 432 of the Code or Section 305 of ERISA; (vi) the withdrawal by any Loan Party or, any of its ERISA Affiliates from any Pension Plan with two or more contributing sponsors or the termination of any such Pension Plan resulting in liability to any Loan Party or any of its ERISA Affiliates pursuant to Section 4063 or 4064 of ERISA; (vii) the institution by the PBGC of proceedings to terminate any Pension Plan, or the occurrence of any event or condition which might constitute grounds under ERISA for the termination of, or the appointment of a trustee to administer, any Pension Plan; (viii) the imposition of liability on any Loan Party or any of its ERISA Affiliates pursuant to Section 4062(e) or 4069 of ERISA or by reason of the application of Section 4212(c) of ERISA; (ix) the withdrawal of any Loan Party or any of its ERISA Affiliates in a complete or partial withdrawal (within the meaning of Sections 4203 and 4205 of ERISA) from any Multiemployer Plan if there is any potential liability therefor, or the receipt by any Loan Party or any of its ERISA Affiliates of notice from any Multiemployer Plan that it is in reorganization or insolvency pursuant to Section 4241 or 4245 of ERISA, or that it intends to terminate or has terminated under Section 4041A or 4042 of ERISA; (x) the imposition of a Lien pursuant to Section 430(k) of the Code or Section 303(k) of ERISA or a violation of Section 436 of the Code with respect to any Pension Plan; (xi) the occurrence of a non-exempt “prohibited transaction” with respect to which any Loan Party or any of its Subsidiaries is a “disqualified person” or a “party of interest” (within the meaning of Section 4975 of the Code or Section 406 of ERISA, respectively) or which could reasonably be expected to result in liability to any Loan Party, (xii) the filing pursuant to Section 412(c) of the Code or Section 302(c) of ERISA of an application for a waiver of the minimum funding standard with respect to any Pension Plan; (xiii) the assertion of a material claim (other than routine claims for benefits) against any employee benefit plan (other than a Multiemployer Plan) or the assets thereof, or against any Loan Party or any of its ERISA Affiliates in connection with any employee benefit plan; or (xiv) any other event or condition with respect to an employee benefit plan with respect to which any Loan Party or any of its ERISA Affiliate is likely to incur liability other than in the ordinary course.

“Erroneous Payment” has the meaning assigned to it in Section 15.11(a).

“Erroneous Payment Deficiency Assignment” has the meaning assigned to it in Section 15.11(d).

“Erroneous Payment Impacted Class” has the meaning assigned to it in Section 15.11(d).

“Erroneous Payment Return Deficiency” has the meaning assigned to it in Section 15.11(d).

“Erroneous Payment Subrogation Rights” has the meaning assigned to it in Section 15.11(d).

“EU Bail-In Legislation Schedule” means the document described as such and published by the Loan Market Association (or any successor person) from time to time.

“Event of Default” shall have the meaning ascribed thereto in Section 13.1.

“Exchange Equivalent” means, as of any particular date, with reference to any amount (the “original amount”) expressed in Canadian dollars or United States dollars (the “original currency”), the amount expressed in the other currency which would be required to buy the original amount of the original currency using the daily exchange rate quoted by the Agent for such date and for comparable amounts of such original currency.

~~“Existing Fourth ARCA” means this Agreement as in effect immediately prior to the Second Amendment Date.~~

“Existing Lenders” means The Bank of Nova Scotia, Canadian Imperial Bank of Commerce, Royal Bank of Canada, Bank of Montreal, The Toronto-Dominion Bank, National Bank of Canada, Bank of America, N.A. Canada Branch, MUFG Bank, Ltd., Canada Branch, Morgan Stanley Bank, N.A., Fédération des Caisses Desjardins Québec and Wells Fargo Bank, N.A., Canadian Branch and “Existing Lender” means any of the Existing Lenders.

“FATCA” means Section 1471 through 1474 of the Code, as amended as of the date of this agreement (or any amended or successor version that is substantially comparable, and not materially more onerous to comply with) and any current or future regulations or official interpretations thereof and any agreements entered into pursuant to Section 1471(b) of the Code and any intergovernmental agreements with respect thereto.

“Federal Funds Effective Rate” means, for any particular day, the variable rate of interest per annum, calculated on the basis of a year of 360 days and for the actual number of days elapsed, equal to the weighted average of the rates on overnight federal funds transactions with members of the Federal Reserve System arranged by Federal Funds brokers as published for such day (or, if such day is not a Business Day, for the next preceding Business Day) by the Federal Reserve Bank of New York or, for any Business Day on which such rate is not so published by the Federal Reserve Bank of New York, from three Federal Funds brokers of recognized standing selected by the Agent.

“Federal Reserve Board” means the Board of Governors of the Federal Reserve System of the United States of America.

“Fee Letter” means the amended and restated fee letter dated the date hereof between the Borrower and the Agent, as the same may be amended, modified, supplemented or replaced from time to time.

“Financial Letters” means standby letters of credit or other equivalent instruments issued by the Agent, for the account of the Lenders, or, if applicable, by the Fronting Lender, in each case acting on the request and on the credit of the Borrower, which serve as financial guarantees to stand behind or back the financial obligations of the Borrower and to satisfy those obligations should the Borrower fail to do so, and which are treated as direct credit substitutes for the purposes of the Capital Adequacy Guideline.

“Financial Officer” means the Executive Vice President, Chief Financial Officer; Vice President, Controller; Vice President, Treasurer or other officers of the Borrower having similar responsibilities from time to time.

“Fiscal Quarter” means any of the three-month fiscal periods of the Borrower ending on or about the last day of March, June, September and December in each year.

“Fiscal Year” means any of the twelve-month fiscal periods of the Borrower ending on or about the last day of December in each year.

“Fitch” means Fitch Ratings, Inc. or any successor by merger or consolidation to its business.

“Floor” means the rate per annum of interest equal to 0%.

“FortisBC” means FortisBC Energy Inc., a corporation incorporated pursuant to the laws of the Province of British Columbia.

“Fronting Lender” shall have the meaning ascribed thereto in Section 3.13(a).

“GAAP”, with respect to the Borrower, means generally accepted accounting principles (including International Financial Reporting Standards, as applicable) in effect from time to time, at the option of the Borrower, in Canada or in the United States of America, and with respect to any other Loan Party, means generally accepted” accounting principles applied on a consistent basis in the jurisdiction under whose laws such Loan Party is incorporated or, at the option of such Loan Party, generally accepted accounting principles (including International Financial Reporting Standards, as applicable) in effect from time to time in Canada or in the United States of America.

~~“GHG” means greenhouse gas.~~

~~“GHG Adjustment” means, for any Sustainability Adjustment Period, an adjustment to the Applicable Margin in the pricing grid set forth in Schedule I for such Sustainability Adjustment Period, as determined by reference to the GHG Emissions set forth in the most recent Sustainability Certificate delivered by the Borrower to the Agent and the Sustainability Structuring Agent, as follows:~~

~~Level~~	~~GHG Adjustment (other than in respect of Standby Fees) (% per annum)~~ 	~~GHG Adjustment (Standby Fees only) (% per annum)~~ 	~~GHG Emissions for 2022 Fiscal Year (ktCO2e)~~	~~GHG Emissions for 2023 Fiscal Year (ktCO2e)~~	~~GHG Emissions for 2024 Fiscal Year (ktCO2e)~~	~~GHG Emissions for 2025 Fiscal Year (ktCO2e)~~
~~1~~	~~-0.025%~~	~~-0.005%~~	~~≤8,217~~	~~≤6,951~~	~~≤6,492~~	~~≤6,100~~
~~2~~	~~0.0%~~	~~0.0%~~	~~Between 8,217 and 9,081~~	~~Between 6,951 and 7,683~~	~~Between 6,492 and 7,176~~	~~Between 6,100 and 7,176~~
~~3~~	~~+0.025%~~	~~+0.005%~~	~~≥ 9,081~~	~~≥ 7,683~~	~~≥ 7,176~~	~~≥ 7,176~~

~~“GHG Emissions” means, for the applicable Fiscal Year, the aggregate quantum of Scope 1 GHG emissions occurring from sources that are under the operational control of the Borrower and its Subsidiaries (measured in ktonnes of CO2e) from all electricity generation, natural gas operations, natural gas fugitive emissions, owned vehicles emissions and SF6 fugitive emissions of the Borrower and its Subsidiaries.~~

“Governmental Authority” means the Government of Canada, any other nation or any political subdivision thereof, whether provincial, state or local, and any agency, authority, instrumentality, regulatory body, court, central bank, fiscal or monetary authority or other authority regulating financial institutions and any other entity exercising executive, legislative, judicial, taxing, regulatory or administrative powers or functions of or pertaining to government, including the Basel Committee on Banking Supervision and supervisory practices of the Bank of International Settlements.

“Guarantee” of or by any Person means any obligation, contingent or otherwise, of the Person guaranteeing or having the economic effect of guaranteeing any Indebtedness for Borrowed Money of any other Person.

“Hazardous Materials” means all explosive or radioactive substances or wastes and all hazardous or toxic substances, wastes or other pollutants, including without limitation, petroleum or petroleum distillates, asbestos or asbestos containing materials, polychlorinated biphenyls, radon gas, infectious or medical wastes and all other substances or wastes of any nature regulated pursuant to any Environmental Law.

“Indebtedness for Borrowed Money” of any Person includes, without duplication, (a) all obligations of such Person for borrowed money or with respect to advances of any kind, (b) all obligations of such Person evidenced by bonds, debentures, notes, letters of credit or similar instruments, (c) all obligations of such Person upon which interest charges are customarily paid, (d) all capital lease obligations of such Person, (e) all obligations, contingent or otherwise, of such Person in respect of bankers’ acceptances, letters of credit and letters of guarantee, and (f) all Guarantees by such Person of Indebtedness for Borrowed Money of others in each case determined in accordance with GAAP; provided that, for greater certainty, trade payables do not constitute Indebtedness for Borrowed Money.

~~“Indigenous Persons” means any Persons who self-identify as “Indigenous”.~~

“Individual Commitment” means, with respect to a particular Lender and the Credit Facility, the amount set forth in Schedule A attached hereto, as reduced or amended from time to time pursuant to Sections 2.4, 8.3 and 15.6, as the individual commitment of such Lender under the Credit Facility, provided that, upon the termination of the Credit Facility pursuant to Section 2.5, the Individual Commitment of each Lender shall thereafter be equal to the amount of outstanding credit extended to the Borrower by such Lender under the Credit Facility immediately prior to the termination of the Credit Facility.

“Insolvency Laws” means the Bankruptcy and Insolvency Act (Canada), the Companies Creditors Arrangement Act (Canada), Title 11 of the United States Code (11 U.S.C. § 101 et seq.), the Winding-Up and Restructuring Act (Canada) and all other liquidation, conservatorship, bankruptcy, assignment for the benefit of creditors, moratorium, rearrangement, receivership, insolvency, reorganization, arrangement or similar debtor relief Laws of Canada, the United States or other applicable jurisdictions from time to time in effect and, in each case, affecting the rights of creditors generally.

“Interest Period” means:

(a)	with respect to any Term Benchmark Loan, the period commencing on the date of such Term Benchmark Loan and ending on the numerically corresponding day in the calendar month that is one (1), three (3) or six (6) months or a SOFR Non-Standard Interest Period as the Agent may agree to (in each case, subject to the availability thereof), as the Borrower may elect; provided, that (i) if any Interest Period would end on a day other than a Business Day, such Interest Period shall be extended to the next succeeding Business Day unless such next succeeding Business Day would fall in the next calendar month, in which case such Interest Period shall end on the next preceding Business Day, (ii) any Interest Period that commences on the last Business Day of a calendar month (or on a day for which there is no numerically corresponding day in the last calendar month of such Interest Period) shall end on the last Business Day of the last calendar month of such Interest Period and (iii) no tenor that has been removed from this definition pursuant to clause (e) of Section 1.17 shall be available for specification in any request for a Term Benchmark Loan or rollover of, or conversion into, a Term Benchmark Loan. For purposes hereof, the date of a Term Benchmark Loan initially shall be the date on which such Term Benchmark Loan is made and thereafter shall be the effective date of the most recent conversion or rollover of such Term Benchmark Loan;

(b)	with respect to any Term CORRA Loan, the period commencing on the date of such Term CORRA Loan and ending on the numerically corresponding day in the calendar month that is one (1) or three (3) months or a Non-Standard Interest Period as the Agent may agree to (in each case, subject to the availability thereof), as the Borrower may elect; provided, that (i) if any Interest Period would end on a day other than a Business Day, such Interest Period shall be extended to the next succeeding Business Day unless such next succeeding Business Day would fall in the next calendar month, in which case such Interest Period shall end on the next preceding Business Day, (ii) any Interest Period that commences on the last Business Day of a calendar month (or on a day for which there is no numerically corresponding day in the last calendar month of such Interest Period) shall end on the last Business Day of the last calendar month of such Interest Period and (iii) no tenor that has been removed from this definition pursuant to clause (d) of Section 1.18 shall be available for specification in any request for a Term CORRA Loan or rollover of, or conversion into, a Term CORRA Loan. For purposes hereof, the date of a Term CORRA Loan initially shall be the date on which such Term CORRA Loan is made and thereafter shall be the effective date of the most recent conversion or rollover of such Term CORRA Loan; and

(c)	with respect to any Daily Compounded CORRA Loan, the period commencing on the date of such Daily Compounded CORRA Loan and ending on the numerically corresponding day in the calendar month that is one (1) month (subject to the availability thereof); provided, that (i) if any Interest Period would end on a day other than a Business Day, such Interest Period shall be extended to the next succeeding Business Day unless such next succeeding Business Day would fall in the next calendar month, in which case such Interest Period shall end on the next preceding Business Day, (ii) any Interest Period that commences on the last Business Day of a calendar month (or on a day for which there is no numerically corresponding day in the last calendar month of such Interest Period) shall end on the last Business Day of the last calendar month of such Interest Period and (iii) no tenor that has been removed from this definition pursuant to clause (d) of Section 1.18 shall be available for specification in any request for a Daily Compounded CORRA Loan or rollover of, or conversion into, a Daily Compounded CORRA Loan. For purposes hereof, the date of a Daily Compounded CORRA Loan initially shall be the date on which such Daily Compounded CORRA Loan is made and thereafter shall be the effective date of the most recent conversion or rollover of such Daily Compounded CORRA Loan.

“Investment Grade” means a written rating by any of the Major Credit Rating Agencies or any other internationally recognized statistical rating agency with respect to the Borrower of at least (i) “BBB-” in the case of S&P, (ii) “~~Baa3~~BBB-” in the case of ~~Moody’s~~Fitch, (iii) “BBB(low)” in the case of DBRS, or (iv) at least the lowest investment grade rating level assigned by any such other internationally recognized statistical rating agency.

“Issuance Date” means, with respect to a particular Letter, the date of issuance of such Letter pursuant to this Agreement.

“ITC Investments” means ITC Investment Holdings Inc., a Michigan corporation.

“ITC Investments Shareholder Notes” means the subordinated notes in an aggregate principal amount of US$1,000,000,000 due in 2028 and issued by ITC Investments to its shareholders proportionally in accordance with their respective equity interests.

“L/C Disbursement” means any payment by a Lender under a Letter plus all taxes, fees, charges and other costs and expenses incurred in connection with such payment.

“Laws” means all federal, provincial, municipal, foreign and international statutes, codes, ordinances, decrees, treaties, rules, regulations, guidelines, municipal by-laws, judicial or arbitral or administrative or ministerial or departmental or regulatory judgments, orders, directives, decisions, rulings or awards or any provisions of the foregoing, including general principles of common and civil law and equity, and all policies, practices and guidelines of any Governmental Authority binding on or affecting the Person referred to in the context in which such word is used; and “Law” means any one or more of the foregoing.

“Letter” means a Financial Letter or Performance Letter denominated in Canadian or United States dollars and in form satisfactory to the Agent, for the account of the Lenders, or, if applicable, the Fronting Lender, in each case for a term not exceeding one year (unless otherwise consented to by the Lenders).

“Lien” means, with respect to any property or asset, (a) any mortgage, deed of trust, lien, pledge, hypothecation, encumbrance, charge, security interest, adverse claim or defect of title in, on or of such asset, (b) the interest of a vendor or a lessor under any conditional sale agreement, capital lease or title retention agreement (or any financing lease having substantially the same economic effect as any of the foregoing) relating to such asset, (c) in the case of securities, any purchase option, call or similar right of a third party with respect to such securities, (d) any netting arrangement, defeasance arrangement or reciprocal fee arrangement, and (e) any other arrangement having the effect of providing security.

“Loan Documents” means this Agreement, the Fee Letter and all other documents, instruments and agreements executed and delivered by the Borrower in favour of the Agent, the Lenders or any of them in connection with this Agreement.

“Loan Parties” means the Borrower and the Material Subsidiaries and “Loan Party” means any one of them.

“Loans” means Prime Rate Loans, Term CORRA Loans, Daily Compounded CORRA Loans, Base Rate Canada Loans and Term Benchmark Loans.

“Major Credit Rating Agencies” means S&P, ~~Moody’s~~Fitch and DBRS.

“Majority Lenders” means, at any particular time, such group of Lenders whose Individual Commitments aggregate at least 51% of the aggregate of the Individual Commitments of all the Lenders at such time.

“Material Adverse Change” means, in respect of the Borrower and its Subsidiaries, considered on a consolidated basis, any change having a material adverse effect on:

(a)	the business, assets, liabilities, operations, results of operations or condition (financial or other) of the Borrower and its Subsidiaries taken as a whole or which would reasonably be expected to result in an impairment of the ability of the Borrower to perform any of the Borrower Obligations; or

(b)	the validity or enforceability of any of the Loan Documents or the rights and remedies of the Agent, the Lenders or any of them thereunder,

as determined by the Majority Lenders, acting reasonably.

“Material Subsidiary” means, at any time, each Subsidiary of the Borrower for which (i) the Borrower’s shares of such Subsidiary’s equity therein exceeds 10% of the shareholders’ equity of the Borrower at such time, or (ii) the amount of the Borrower’s share of such Subsidiary’s total assets therein exceeds 10% of the total assets of the Borrower at such time.

“Maturity Date” means July 31, ~~2030~~2031, as the same may be extended pursuant to Section 9.2.

~~“Moody’s” means Moody’s Investors Service, Inc. or any successor by merger or consolidation to its business.~~

“Multiemployer Plan” shall mean any plan described in Section 3(37) or 4001(a)(3) of ERISA to which contributions are or have been made by any Loan Party or any of its ERISA Affiliates, or pursuant to which any Loan Party may otherwise have liability.

“Non-FATCA Compliant Lender” means any Lender hereunder who is in breach of its obligations under FATCA.

“Non-Standard Interest Period” means with respect to a Term CORRA Loan, an Interest Period which is for a term other than one (1) month or three (3) months and which such Term CORRA Loan shall bear interest at the CORRA Interpolated Rate.

“Order” means an order, judgment, injunction or such other determination of a Governmental Authority restricting payment by a Lender under and in accordance with a Letter or extending a Lender’s liability under a Letter beyond the expiration date stated therein.

~~“Outstanding BAs” means, collectively, all Bankers’ Acceptances (as defined in the Existing Fourth ARCA) and BA Rate Loans (as defined in the Existing Fourth ARCA) outstanding under this Agreement immediately prior to the Second Amendment Date.~~

“Payment Recipient” has the meaning assigned to it in Section 15.11(a).

“PBGC” shall mean the Pension Benefit Guaranty Corporation or any governmental body succeeding to its functions.

“Pension Plan” shall mean any employee benefit plan, other than a Multiemployer Plan, which is subject to Section 412 and Section 430 of the Code or Section 302 and Section 303 of ERISA maintained or contributed to by any Loan Party or any of its ERISA Affiliates, or pursuant to which any Loan Party may otherwise have liability.

“Performance Letters” means performance standby letters of credit, performance bonds, bid bonds or other equivalent instruments issued by the Agent, for the account of the Lenders, or, if applicable, by the Fronting Lender, in each case acting on the request and on the credit of the Borrower, which serve as guarantees that support or back the Borrower’s particular performance obligations (but specifically excluding financial obligations) and which are treated as transaction-related contingencies for the purposes of the Capital Adequacy Guideline.

“Permitted Intercompany Liens” means, as of any particular time, Liens, given by a Loan Party, other than the Borrower, to secure its obligations under any Permitted Intercompany Loan.

“Permitted Intercompany Loan” means, as of any particular time, (i) a loan from the Borrower to any of its Subsidiaries or a loan from any such Subsidiary to the Borrower or any other Subsidiary of the Borrower, in each case other than a Regulated Subsidiary, provided that any Subsidiary which is a borrower under such Permitted Intercompany Loan does not have any third party Indebtedness for Borrowed Money outstanding other than Indebtedness for Borrowed Money under a Permitted Intercompany Loan, including, without limitation, each of the loans described in Schedule L, and (ii) Permitted Shareholder Loans.

“Permitted Liens” means, as of any particular time, any of the following Liens, privileges, charges, encumbrances or other rights:

(a)	Liens or privileges for Taxes, rates, assessments or governmental charges or levies which are not due or delinquent or which are due and delinquent but the validity of which is being contested in good faith by appropriate action promptly initiated and diligently conducted and do not in the aggregate materially adversely affect the Borrower’s financial condition or operations;

(b)	Liens for the excess of the amount of any past due Taxes for which a final assessment has not been received over the amount of such Taxes as estimated and paid by the Borrower acting prudently and reasonably;

(c)	undetermined or inchoate Liens, including statutory Liens, arising or potentially arising which have not at the time been filed or registered in accordance with applicable Law or Environmental Law or served upon the Borrower or which, although filed and registered, relate to obligations not due or delinquent the validity of which is being contested in good faith by appropriate action promptly initiated and diligently conducted and do not in the aggregate materially adversely affect the Borrower’s financial condition or operations;

(d)	easements, rights of way, servitudes, licences, zoning or other similar rights in real property (including easements, rights of way and servitudes for sewers, drains, steam, gas and oil pipelines, gas and water mains, electric light and power and telephone or telegraph lines and other forms of communication, conduits, poles, wires or other incidental equipment) granted to or reserved or taken by other Persons which will not in the aggregate materially adversely affect the use of the property for the purposes for which it is held by the Borrower and mortgages of and other Liens against the said easements, rights of way, servitudes, licences, zoning or other similar rights in real property;

(e)	the rights reserved to or vested in municipalities or governmental or other public authorities or agencies by statutory provisions or by the terms of leases, licences, franchises, grants or permits, which affect any land, to terminate the leases, licences, franchises, grants or permits or to require annual or other periodic payments as a condition of the continuance thereof;

(f)	reservations, limitations, conditions, exceptions and provisos in any original grants from the Crown of any land or interest therein, statutory exceptions to title, and reservations of mineral rights (including coal, oil and natural gas) in any grants from the Crown or from any other predecessors in title;

(g)	security given to public utilities or to any municipalities or governmental or other public authorities when required by the utility, municipality, governmental or other public authority in connection with the supply of services or utilities to the Borrower;

(h)	Liens and privileges arising out of claims filed, judgments or awards with respect to which (i) the validity of which is being contested in good faith by appropriate action promptly initiated and diligently conducted and do not in the aggregate materially adversely affect the Borrower’s financial condition or operations or (ii) an appeal or proceeding for review is being prosecuted in good faith and with respect to which there shall have been secured a stay of execution pending the appeal or proceeding for review or for which security acceptable to the Agent has been posted by the Borrower;

(i)	Liens or deposits in connection with bids, tenders, contracts or expropriation proceedings of the Borrower or to secure utilities, workers’ compensation, unemployment insurance or other similar statutory assessments, pension or post retirement benefits or to secure costs of litigation when required by Law, and surety or appeal bonds in connection with such litigation;

(j)	warehouseman’s, carriers’ or other similar common law Liens or privileges, where the action to enforce the same has not proceeded to final judgment, is being defended in good faith by the Borrower and in respect of which it shall have set aside on its books reserves required in accordance with GAAP;

(k)	any other Liens or privileges or other title irregularities, encroachments or encumbrances of a nature similar to the foregoing which are of a minor nature and will not in the aggregate materially and adversely affect the use of the property for the purposes for which it is held by the Borrower;

(l)	deposits of cash or securities (i) posted in the ordinary course of business other than in relation to Indebtedness for Borrowed Money or (ii) in connection with any Liens referred to in paragraphs (a), (c) and (h) above;

(m)	assignments of insurance provided to landlords (or their mortgagees) pursuant to the terms of any lease and Liens or rights reserved in or exercised under any lease for rent or compliance with the terms of such lease;

(n)	mechanics’, workers’, repairers’ or other like possessory Liens, arising in the ordinary course of business for amounts the payment of which is either not delinquent or is being contested in good faith by appropriate proceedings;

(o)	subject to paragraph (w), Liens on personal property created, issued or assumed to secure any indebtedness and any replacement or renewal thereof, in respect of conditional sales contracts, hire-purchase agreements, chattel mortgages, title retention agreements and leases in the nature of title retention agreements and other similar instruments containing or creating Liens upon any personal property owned by the Borrower to secure the purchase price of such property or the repayment of money borrowed to pay such purchase price or any vendor’s lien or privilege on such property securing the whole or any part of such purchase price;

(p)	subject to paragraph (w), Liens in connection with indebtedness in respect of services rendered or to be rendered or goods or products provided or to be provided to the Borrower, including rent and other payments under leases, contracts, hire-purchase agreements and agreements for sale;

(q)	plans of subdivision, site plans, municipal agreements or restrictive covenants affecting the use to which lands may be put, provided that such covenants are complied with and do not materially detract from the value of the land concerned or materially impair its use in the operation of the business of the Borrower;

(r)	rights and interests created by notice registered by any Department of Highways or similar authorities with respect to proposed highways and which do not materially detract from the value of the land concerned or materially impair its use in the operation of the business of the Borrower;

(s)	zoning and building laws and ordinances, municipal by-laws (including site specific by-laws) and regulations;

(t)	certificates of pending litigation that may be registered against any real property or interests therein of the Borrower in respect of any action or proceeding against the Borrower or in which it is a defendant, but with respect to which action or proceeding no judgment, award or attachment against the Borrower has been granted or made and which the Borrower is defending in good faith and in respect of which the Borrower has posted security satisfactory to the Agent, acting reasonably;

(u)	the granting by the Borrower in the ordinary course of its business of any lease, sub-lease, tenancy or right of occupancy to any Person in respect of property owned or leased by the Borrower;

(v)	subject to paragraph (w), Purchase Money Security Interests;

(w)	any other Liens which secure indebtedness or other obligations, provided that the aggregate indebtedness or other obligations of the Borrower secured by all Liens contemplated by this paragraph (w), together with all Liens contemplated by paragraphs (o), (p) and (v) above, shall not exceed $250,000,000 at any time;

(x)	any Lien existing on property of a Person immediately prior to its being consolidated with or merged into the Borrower or a Subsidiary or its becoming a Subsidiary, or any Lien existing on any property acquired by the Borrower or any Subsidiary at the time such property is so acquired, provided that (i) no such Lien shall have been created or assumed in contemplation of such consolidation or merger or such Person’s becoming a Subsidiary or such acquisition of property, and (ii) each such Lien shall extend solely to the item or items of property so acquired and, if required by the terms of the instrument originally creating such Lien, other property which is an improvement to or is acquired for specific use in connection with such acquired property;

(y)	any Lien granted by the Borrower with the prior written consent of the Majority Lenders;

(z)	the shareholders’ agreement made among the Borrower, Fortis Energy (Bermuda) Ltd., International Power Holdings Ltd. and certain other parties, as such agreement may be amended, restated, supplemented, varied or replaced from time to time, provided that the Borrower has not granted a security interest in respect of the securities owned by it which are subject to any such agreement (including, for greater certainty, the current form of such agreement);

(aa)	the standstill agreement made between the Borrower, Fortis Energy (Bermuda) Ltd. and Caribbean Utilities Company, Ltd., as such agreement may be amended, restated, supplemented, varied or replaced from time to time, provided that the Borrower has not granted a security interest in respect of the securities owned by it which are subject to any such agreement (including, for greater certainty, the current form of such agreement);

(bb)	~~the amended and restated partnership agreement amongst the Borrower, Waneta Expansion General Partner Ltd., CPC Waneta Holdings Ltd. and CBT Waneta Expansion Power Corp., as such agreement may be further amended, restated, supplemented, varied or replaced from time to time, provided that the Borrower has not granted a security interest in respect of the securities owned by it which are subject to any such agreement (including, for greater certainty, the current form of such agreement);~~[Reserved];

(cc)	any netting agreement, defeasance agreement or reciprocal fee arrangement and any other arrangement having the effect of providing security, in each case that was in existence on the date hereof;

(dd)	Permitted Intercompany Liens;

(ee)	Liens on property of the Borrower securing Indebtedness for Borrowed Money of the Borrower existing on the date of this Agreement and described on Schedule M; and any renewal or extension of any such Lien, provided that (i) the principal amount of Indebtedness for Borrowed Money secured by such Lien immediately prior to such extension or renewal is not increased (or if increased, the increased principal amount of Indebtedness for Borrowed Money so secured would be Indebtedness for Borrowed Money permitted by Section 11.3(e) if it had been incurred by the Borrower and the aggregate principal amount of such Indebtedness for Borrowed Money does not exceed the fair market value of the secured property, as determined in good faith by the board of directors of the Borrower) or the maturity thereof reduced, (ii) such Lien is not extended to any other property and (iii) immediately after giving effect to such extension or renewal, no Default or Event of Default would exist;

(ff)	any Lien on property of a Person in favour of a co-owner of such property to secure obligations under a co-ownership agreement or other agreement among the co-owners or to secure other performance obligations of such Person but which does not secure Indebtedness for Borrowed Money; and

(gg)	any other Lien which, as of the date of this Agreement, is, in the case of land comprising the land rights which are held by way of fee simple estate, registered against the title to those lands or, in the case of other land rights, registered in priority to the land rights where the foregoing would not reasonably be expected to in the aggregate materially adversely affect the Borrower’s financial condition or operations.

“Permitted Shareholder Loans” means (i) the ITC Investments Shareholders Notes, (ii) a loan from any Subsidiary to the Borrower which is subordinated to the obligations of the Borrower under this Agreement and any other senior Indebtedness for Borrowed Money of the Borrower and provided that the Borrower shall not make any payment with respect to any such loan if at the time thereof a Default has occurred and is continuing or would occur as a result of such payment, (iii) a loan from the Borrower to any Subsidiary or a loan, or series of loans, from any Subsidiary to any other Subsidiary of the Borrower, the proceeds of which are used to purchase shares of a Subsidiary, which shares are pledged to the Borrower or the Subsidiary which is the lender as security for such loan and which transactions the Borrower has determined will have a positive impact on the efficiencies within the Borrower’s group of companies or will free up cash flow at the Borrower level and which transactions are consistent in all material respects with the Borrower's past practice, (iv) a loan from any shareholder of a Subsidiary of the Borrower to such Subsidiary provided that the terms of such shareholder loan provide that any payment by such Subsidiary to any lending shareholder (or a successor or assign thereof) pursuant to or on account of such shareholder loan (including as principal, interest, repurchase or otherwise) shall be made pro rata to each of the lending shareholders in proportion to the principal amount outstanding under the shareholder loans and owing to each shareholder (or a successor or assign thereof) and such shareholder loans are not assignable by any lending shareholder without the consent of the relevant Subsidiary and provided further that such shareholder loans are unsecured or, solely in the case of a borrowing Subsidiary which has no assets other than cash or cash equivalents and shares or other equity securities in a Wholly-Owned Subsidiary, secured by a pledge of a percentage of the equity securities in such Wholly-Owned Subsidiary equivalent to each lending shareholder’s percentage equity interest in the borrower Subsidiary.

“Person” includes any natural person, corporation, limited liability company, trust, joint venture, association, company, partnership, Governmental Authority or other entity.

“Preferred Equity” means, on any date, the amount of any convertible or exchangeable preferred shares of the Borrower which are convertible into equity of the Borrower and which are not retractable or redeemable for cash at the option of the holder on such date, as reflected on the Borrower’s most recent balance sheet.

“Pricing Rating” means, as of any date, the highest Rating of the Borrower as at such date; provided, however, if at such time there are two or more Ratings of the Borrower and there is more than one tier difference between the two highest Ratings, the Applicable Margin shall be the Rating which is one tier above the lower of such two Ratings.

“Prime Rate” means, with respect to a Prime Rate Loan, on any day the variable rate of interest per annum which is equal to the greater of:

(a)	the annual rate of interest announced from time to time by the Agent as being its reference rate then in effect on such day for determining interest rates on Canadian dollar denominated commercial loans made by it in Canada; and

(b)	Adjusted Term CORRA for an interest period of one month in effect from time to time plus 100 basis points per annum,

and provided that in no event shall the Prime Rate be less than the Floor for the purposes of this Agreement. The Prime Rate is a reference rate and does not necessarily represent the lowest or best rate actually charged to any customer. Any change in the Prime Rate determined by the Agent shall be effective on the date the change becomes effective generally.

“Prime Rate Loan” means monies lent by the Lenders to the Borrower hereunder in Canadian dollars and upon which interest accrues at a rate referable to the Prime Rate.

“Priority Debt” means the sum (without duplication) of all Indebtedness for Borrowed Money of the Material Subsidiaries, excluding Regulated Subsidiaries, other than Indebtedness for Borrowed Money which is secured by a Permitted Lien, but including the amount of any increase in principal amount upon extension or renewal of Indebtedness for Borrowed Money secured by a Permitted Lien referred to in paragraph (ee) of the definition of Permitted Liens.

“Pro Rata Share” means, at any particular time with respect to a particular Lender, the ratio of the Individual Commitment of such Lender at such time to the aggregate of the Individual Commitments of all of the Lenders at such time.

“Purchase Money Obligation” means any Indebtedness for Borrowed Money, assumed as part of, or issued or incurred to provide funds to pay, in whole or in part, the purchase price, which shall be deemed to include any cost of installation, of movable or immovable property acquired before or after the date of this Agreement. In the case of property so acquired, the purchase price shall be deemed to include expenditures made for any repairs or alterations, construction, development or improvements performed thereon or added thereto within a period of 12 months after the acquisition thereof.

“Purchase Money Security Interest” means any Lien on a property or asset created, issued or assumed to secure the purchase price giving rise to the Purchase Money Obligation in respect of such property or asset and includes any extension, renewal or refunding thereof so long as the principal amount outstanding on the date of such extension, renewal or refunding is not increased; provided, however, that such encumbrance does not exceed the purchase price giving rise to the Purchase Money Obligation and is limited to the property acquired in connection with the assumption, issuance or incurring of such Purchase Money Obligation and is created, issued or assumed concurrently with or within 180 days following the acquisition of such property, except in the case of property on which repairs or alterations, construction, development or improvements are performed or added after the acquisition thereof, in which case the same shall be created or issued within a period of 180 days after the acquisition of such property.

“Rating” means, with respect to a particular Major Credit Rating Agency at a particular time, the rating ascribed by such Major Credit Rating Agency to the senior unsecured debt of the Borrower at such time.

~~“Recalculation Event” shall have the meaning ascribed thereto in Section 11.1(c)(iv).~~

“Regulated Subsidiary” means a Subsidiary of the Borrower whose principal line of business is (i) the transmission and distribution of electric energy and whose operations (including its electrical rates charged to the public) are regulated by applicable Governmental Authorities or (ii) the transmission and distribution of natural gas and whose operations (including its natural gas rates charged to the public) are regulated by applicable Governmental Authorities.

“Regulation T” means Regulation T of the Board of Governors of the US Federal Reserve System as from time to time in effect and any successor or other regulation or official interpretation of said Board of Governors relating to the extension of credit by banks for the purpose of purchasing or carrying margin stocks.

“Regulation U” means Regulation U of the Board of Governors of the US Federal Reserve System as from time to time in effect and any successor or other regulation or official interpretation of said Board of Governors relating to the extension of credit by banks for the purpose of purchasing or carrying margin stocks.

“Regulation X” means Regulation X of the Board of Governors of the US Federal Reserve System as from time to time in effect and any successor thereto or other regulation or official interpretation of said Board of Governors relating to the extension of credit for the purpose of purchasing or carrying margin stocks.

“Relevant Canadian Governmental Body” means the Bank of Canada, or a committee officially endorsed or convened by the Bank of Canada, or any successor thereto.

“Relevant Governmental Body” means the Federal Reserve Board or the Federal Reserve Bank of New York, or a committee officially endorsed or convened by the Federal Reserve Board or Federal Reserve Bank of New York, or any successor thereto.

“Resolution Authority” means any body which has authority to exercise any Write-down and Conversion Powers.

“Responsible Officer” means, with respect to any corporation, the chairman, the president, any vice president, the secretary, the chief executive officer or the chief operating officer, and, in respect of financial or accounting matters, any Financial Officer of such corporation; unless otherwise specified, all references herein to a Responsible Officer mean a Responsible Officer of the Borrower.

“Restricted Payment” means, with respect to any Person, any payment by such Person (i) of any dividends, other than stock dividends, on any shares of its capital, (ii) on account of, or for the purpose of setting apart any property for a sinking or other analogous fund for, the purchase, redemption, retirement or other acquisition of any shares of its capital or any warrants, options or rights to acquire any such shares, or the making by such Person of any other distribution in respect of any shares of its capital, or (iii) of any principal of or interest or premium on or of any indebtedness of such Person ranking in right of payment subordinate to any liability of such Person under the Loan Documents, or the payment of any amount in respect of a sinking or analogous fund or defeasance fund for any such indebtedness.

“Rollover Notice” shall have the meaning ascribed thereto in Section 5.3.

“Sanctioned Person” means (a) any Person designated in the list of Specially Designated Nationals and Blocked Persons published by the Office of Foreign Assets Control of the U.S. Department of the Treasury, as amended from time to time; (b) any other Person with which transactions are prohibited under U.S. Economic Sanctions Law; and (c) any Person subject to economic or financial sanctions or trade embargoes imposed, administered or enforced from time to time by the Canadian government.

“S&P” means Standard & Poor’s Rating Service or any successor by merger or consolidation to its business.

~~“Second Amendment Date” means June 6, 2024.~~

“SOFR” means a rate equal to the secured overnight financing rate as administered by the Federal Reserve Bank of New York (or a successor administrator of the secured overnight financing rate).

“SOFR Interpolated Rate” means, for any Term Benchmark Loan for a SOFR Non-Standard Interest Period, the rate per annum determined by the Agent (which determination shall be conclusive and binding absent manifest error) to be equal to the rate that results from interpolating on a linear basis between: (a) ~~(i)~~ Term SOFR Rate for the longest SOFR Standard Interest Period for which the Term SOFR Rate is available that is shorter than the SOFR Non-Standard Interest Period of such Term Benchmark Loan ~~plus (ii) the Term SOFR Adjustment applicable to such SOFR Standard Interest Period~~ and (b~~) (i~~) the Term SOFR Rate, for the shortest SOFR Standard Interest Period for which the Term SOFR Rate is available that exceeds the SOFR Non-Standard Interest Period of such Term Benchmark Loan~~, plus (ii) the Term SOFR Adjustment applicable to such SOFR Standard Interest Period~~, in each case, at such time; provided that when determining the SOFR Interpolated Rate for a SOFR Non-Standard Interest Period which is less than one (1) month, the SOFR Interpolated Rate shall be deemed to be the Term SOFR Rate for a SOFR Standard Interest Period of one (1) month’s duration ~~plus the Term SOFR Adjustment applicable to such SOFR Standard Interest Period~~.

“SOFR Non-Standard Interest Period” means with respect to a Term Benchmark Loan, an Interest Period which is for a term other than one (1) month, three (3) months or six (6) months and which such Term Benchmark Loan shall bear interest at the SOFR Interpolated Rate.

“SOFR Standard Interest Period” means, with respect to a Term Benchmark Loan, an Interest Period which is for a term of one (1) month, three (3) months or six (6) months.

~~“Specified SPT Metric” shall have the meaning ascribed thereto in Section 11.1(c)(ii).~~

~~“SPT Metric Recalculation Period” shall have the meaning ascribed thereto in Section 11.1(c)(iv).~~

~~“SPT Metrics” means the sustainability performance target metrics relating to the number of Diverse Board Members, Diverse Gender Percentage, or GHG Emissions, and “SPT Metric” means any one of them, as the context requires.~~

“Standard Interest Period” means, with respect to a Term CORRA Loan, an Interest Period which is for a term of one (1) month or three (3) months.

“Standby Fee” shall have the meaning ascribed thereto in Section 7.6.

“Subsidiary” means, with respect to any Person (the “parent”) at any date, any corporation, limited liability company, partnership, association or other entity the accounts of which would be consolidated (except where such consolidation is due solely to the application of the variable interest entity or special purpose entity rules of GAAP) with those of the parent in the parent’s consolidated financial statements if such financial statements were prepared in accordance with GAAP as of such date, as well as any other corporation, limited liability company, partnership, association or other entity (a) of which securities or other ownership interests representing more than 50% of the equity or more than 50% of the ordinary voting power or, in the case of a partnership, more than 50% of the general partnership interests are, as of such date, owned, Controlled or held by the parent or one or more subsidiaries of the parent, or (b) that is, as of such date, otherwise Controlled by the parent or one or more subsidiaries of the parent.

~~“Sustainability Adjustment” means, for any Sustainability Adjustment Period, an adjustment to the Applicable Margin in the pricing grid set forth in Schedule I for such Sustainability Adjustment Period, equal to the sum of the applicable Diversity Adjustment and the applicable GHG Adjustment based on the most recent Sustainability Certificate delivered by the Borrower to the Agent and Sustainability Structuring Agent. For the avoidance of doubt, Sustainability Adjustments shall not be cumulative year over year; each applicable Sustainability Adjustment shall apply only during the applicable Sustainability Adjustment Period.~~

~~“Sustainability Adjustment Date” means the Business Day immediately following the date that is the earlier of (a) the date on which the Borrower provides to the Agent a Sustainability Certificate pursuant to Section 11.1(c) and (b) the Business Day following the last day on which the Sustainability Certificate was required to be delivered as per Section 11.1(c).~~

~~“Sustainability Adjustment Period” means each period commencing on a Sustainability Adjustment Date and ending on (but excluding) the next Sustainability Adjustment Date in the following year.~~

~~“Sustainability Certificate” means a certificate substantially in the form of Schedule O delivered by the Borrower to the Agent and the Sustainability Structuring Agent in accordance with Section 11.1(c).~~

~~“Sustainability Report” means the annual sustainability report or update of the Borrower in respect of each Fiscal Year.~~

~~“Sustainability Structuring Agent” means The Bank of Nova Scotia, in its capacity as sustainability structuring agent of the Lenders.~~

“Swingline Lender” means The Bank of Nova Scotia or any other Lender with an Individual Commitment selected by the Agent and acceptable to the Borrower who assumes in writing the obligation of making Swingline Loans on behalf of the Lenders.

“Swingline Loan” shall have the meaning ascribed thereto in Section 3.15.

“Syndicated Drawdown” shall have the meaning ascribed thereto in Section 3.15(d).

“Syndicated Loans” shall have the meaning ascribed thereto in Section 3.15(d).

“Tax Act” means the Income Tax Act (Canada), as amended from time to time, and regulations promulgated thereunder.

“Taxes” means all taxes, charges, fees, levies, imposts and other assessments, including all income, sales, use, goods and services, value added, capital, capital gains, alternative, net worth, transfer, profits, withholding, payroll, employer health, excise, real property and personal property taxes, and any other taxes, customs duties, fees, assessments, or similar charges in the nature of a tax including Canada Pension Plan and provincial pension plan contributions, unemployment insurance payments and workers’ compensation premiums, together with any instalments with respect thereto, and any interest, fines and penalties with respect thereto, imposed, levied, collected, withheld or assessed by any Governmental Authority (including federal, state, provincial, municipal and foreign Governmental Authorities), and whether disputed or not.

“Term Benchmark Loan” means monies lent by the Lenders to the Borrower hereunder in U.S. dollars and upon which interest accrues at a rate referable to the ~~Adjusted~~ Term SOFR Rate.

"Term CORRA” means, for any calculation with respect to a Term CORRA Loan for a Standard Interest Period, the Term CORRA Reference Rate for a tenor comparable to the applicable Interest Period on the day (such day, the “Periodic Term CORRA Determination Day”) that is two (2) Business Days prior to the first day of such Interest Period, as such rate is published by the Term CORRA Administrator; provided, however, that if as of 1:00 p.m. (Toronto time) on any Periodic Term CORRA Determination Day the Term CORRA Reference Rate for the applicable tenor has not been published by the Term CORRA Administrator and a Canadian Benchmark Replacement Date with respect to the Term CORRA Reference Rate has not occurred, then Term CORRA will be the Term CORRA Reference Rate for such tenor as published by the Term CORRA Administrator on the first preceding Business Day for which such Term CORRA Reference Rate for such tenor was published by the Term CORRA Administrator so long as such first preceding Business Day is not more than three (3) Business Days prior to such Periodic Term CORRA Determination Day.

“Term CORRA Administrator” means Candeal Benchmark Administration Services Inc., TSX Inc., or any successor administrator.

“Term CORRA Loan” means monies lent by the Lenders to the Borrower hereunder in Canadian dollars and upon which interest accrues at a rate referable to Adjusted Term CORRA.

“Term CORRA Reference Rate” means the forward-looking term rate based on CORRA.

~~“Term SOFR Adjustment” means, for any calculation with respect to a Term Benchmark Loan, a percentage per annum equal to 0.10% (10 basis points).~~

“Term SOFR Administrator” means CME Group Benchmark Administration Limited as administrator of the Secured Overnight Financing Rate (SOFR) (or a successor administrator).

“Term SOFR Determination Day” has the meaning assigned to it under the definition of Term SOFR Reference Rate.

“Term SOFR Rate” means~~,~~ :

(a)	with respect to any Term Benchmark Loan for a SOFR Standard Interest Period and for any tenor comparable to the applicable SOFR Standard Interest Period, the Term SOFR Reference Rate at approximately 5:00 a.m. New York time two Business Days prior to the commencement of such tenor comparable to the applicable Interest Period, as such rate is published by the Term SOFR Administrator~~.~~; and

(b)	with respect to any Term Benchmark Loan for a SOFR Non-Standard Interest Period, the SOFR Interpolated Rate for such SOFR Non-Standard Interest Period,

provided that, in each case, if the Term SOFR Rate as so determined would be less than the Floor, such rate shall be deemed to be equal to the Floor for the purposes of this Agreement.

“Term SOFR Reference Rate” means, for any day and time (such day, the “Term SOFR Determination Day”), with respect to any Term Benchmark Loan and for any tenor comparable to the applicable Interest Period, the rate per annum determined by the Agent as the forward-looking term rate based on SOFR. If by 5:00 p.m. (New York City time) on such Term SOFR Determination Day, the “Term SOFR Reference Rate” for the applicable tenor has not been published by the Term SOFR Administrator and a Benchmark Replacement Date with respect to the Term SOFR Rate has not occurred, then the Term SOFR Reference Rate for such Term SOFR Determination Day will be the Term SOFR Reference Rate as published in respect of the first preceding U.S. Government Securities Business Day for which such Term SOFR Reference Rate was published by the Term SOFR Administrator, so long as such first preceding Business Day is not more than five (5) Business Days prior to such Term SOFR Determination Day.

“Threshold Amount” means, at any particular time, the greater of (x) 5% of the unconsolidated shareholders’ equity of the Borrower (determined in accordance with GAAP) at such time and (y) $250,000,000.

“U.S. Dollar Equivalent” means the Exchange Equivalent in United States dollars of any amount of Canadian dollars.

“U.S. Economic Sanctions Law” means (a) the International Emergency Economic Powers Act of 1977, as amended, the Trading with the Enemy Act of 1917, as amended, and any executive order issued thereunder and in effect from time to time and (b) the foreign assets control regulations of the U.S. Department of the Treasury, codified at Title 31, Subtitle B, Chapter V of the Code of Federal Regulations, as amended, and any enabling legislation thereof.

“U.S. Government Securities Business Day” means any day except for (a) a Saturday, (b) a Sunday or (c) a day on which the Securities Industry and Financial Markets Association recommends that the fixed income departments of its members be closed for the entire day for purposes of trading in United States government securities.

“Unadjusted Benchmark Replacement” means the applicable Benchmark Replacement excluding the related Benchmark Replacement Adjustment.

“Unadjusted Canadian Benchmark Replacement” means the applicable Canadian Benchmark Replacement excluding the related Canadian Benchmark Replacement Adjustment.

“Wholly-Owned Subsidiary” means, at any time, any Subsidiary one hundred percent of all of the equity interests (except (i) directors’ qualifying shares, (ii) in the case of Central Hudson Gas & Electric Corporation, the Limited Voting Junior Preferred Stock and (iii) any stock required to be issued to a Governmental Authority in accordance with Law or pursuant to conditions applicable to the acquisition or operation of such Subsidiary or its Regulated Subsidiaries) and voting interests of which are owned by any one or more of the Borrower and the Borrower’s other Wholly-Owned Subsidiaries at such time.

“Write-down and Conversion Powers” means:

(a)	in relation to any Bail-In Legislation described in the EU Bail-In Legislation Schedule from time to time, the powers described as such in relation to that Bail-In Legislation in the EU Bail-In Legislation Schedule; and

(b)	in relation to any other applicable Bail-In Legislation:

(i)	any powers under that Bail-In Legislation to cancel, transfer or dilute shares issued by a person that is a bank or investment firm or other financial institution or affiliate of a bank, investment firm or other financial institution, to cancel, reduce, modify or change the form of a liability of such a person or any contract or instrument under which that liability arises, to convert all or part of that liability into shares, securities or obligations of that person or any other person, to provide that any such contract or instrument is to have effect as if a right had been exercised under it or to suspend any obligation in respect of that liability or any of the powers under that Bail-In Legislation that are related to or ancillary to any of those powers; and

(ii)	any similar or analogous powers under that Bail-In Legislation.

1.2            Other Usages

References to “this Agreement”, “the agreement”, “hereof”, “herein”, “hereto” and like references refer to this Credit Agreement and not to any particular Article, Section or other subdivision of this Agreement. Any references herein to any agreements or documents shall mean such agreements or documents as amended, supplemented or otherwise modified from time to time in accordance with the terms hereof and thereof.

1.3            Plural and Singular

Where the context so requires, words importing the singular number shall include the plural and vice versa.

1.4            Headings

The division of this Agreement into Articles and Sections and the insertion of headings in this Agreement are for convenience of reference only and shall not affect the construction or interpretation of this Agreement.

1.5            Currency

Unless otherwise specified herein, all statements of or references to dollar amounts in this Agreement shall mean lawful money of Canada.

1.6            Applicable Law

This Agreement shall be governed by and construed in accordance with the Laws of the Province of Ontario and the federal Laws of Canada applicable therein. Any legal action or proceeding with respect to this Agreement may be brought in the courts of the Province of Ontario and, by execution and delivery of this Agreement, the parties hereby accept for themselves and in respect of their property, generally and unconditionally, the non-exclusive jurisdiction of the aforesaid courts. Nothing herein shall limit the right of any party to serve process in any manner permitted by Law or to commence legal proceedings or otherwise proceed against any other party in any other jurisdiction.

1.7            Time of the Essence

Time shall in all respects be of the essence of this Agreement.

1.8            Non-Business Days

Subject to Section 7.4(c), whenever any payment to be made hereunder shall be stated to be due or any action to be taken hereunder shall be stated to be required to be taken on a day other than a Business Day, such payment shall be made or such action shall be taken on the next succeeding Business Day and, in the case of the payment of any amount, the extension of time shall be included for the purposes of computation of interest, if any, thereon.

1.9            Consents, Approvals and Documentation

Whenever the consent or approval of a party hereto is required in a particular circumstance, unless otherwise expressly provided for herein, such consent or approval shall not be unreasonably withheld or delayed by such party.

1.10          Amount of Credit

Any reference herein to the amount of credit outstanding under the Credit Facility shall mean, at any particular time:

(a)	in the case of a Prime Rate Loan or a CORRA Loan, the principal amount thereof at such time;

(b)	in the case of a Term Benchmark Loan or a Base Rate Canada Loan, the Canadian Dollar Equivalent of the principal amount thereof;

(c)	in the case of a Letter denominated in Canadian dollars, the aggregate contingent liability of the Lenders thereunder; and

(d)	in the case of a Letter denominated in United States dollars, the Canadian Dollar Equivalent of the aggregate contingent liability of the Lenders thereunder.

1.11            Schedules

Each and every one of the schedules which is referred to in this Agreement and attached to this Agreement shall form a part of this Agreement.

1.12            Statute References

Any reference in this Agreement to any statute or any section thereof shall, unless otherwise expressly stated, be deemed to be a reference to such statute or section as amended, restated or re-enacted from time to time.

1.13            Paramountcy

In the event of any conflict or inconsistency between a particular provision of any other Loan Document and a particular provision of this Agreement and to the extent said provision of such other Loan Document purports to impose obligations on the Borrower that are more onerous than the said provision of this Agreement, then the said provision of this Agreement shall prevail and be paramount.

1.14            GAAP

Any references in this Agreement to GAAP “consistently applied” shall be deemed to be qualified, to the extent necessary, to changes in application as a result of any transition from generally accepted accounting principles in Canada to generally accepted accounting principles in the United States of America and vice versa (including International Financial Reporting Standards).

1.15            Extension of Credit

For the purposes hereof, each drawdown, rollover and conversion shall be deemed to be an extension of credit to the Borrower hereunder.

1.16            Amendment and Restatement

(a)	This Agreement amends and restates in its entirety the Existing Credit Agreement effective as of the Closing Date. This Agreement is not intended by the parties to, and shall not constitute, a payment, discharge, satisfaction or novation of any obligation of the Borrower to the Lenders, including the whole or any item or part of the Borrower Obligations (as defined in the Existing Credit Agreement) remaining outstanding and owing to any of the Lenders until paid in full in accordance with the provisions of this Agreement. The Borrower hereby confirms to and agrees with the Agent that the Borrower Obligations (as defined in the Existing Credit Agreement) shall continue in full force and effect in accordance with their respective terms (amended and restated, as applicable, by this Agreement).

1.17            Alternate Rate of Interest

(a)	Subject to clauses (b), (c), (d), (e) and (f) of this Section 1.17, if:

(i)	the Agent determines (which determination shall be conclusive absent manifest error) prior to the commencement of any Interest Period for a Term Benchmark Loan, that adequate and reasonable means do not exist for ascertaining the ~~Adjusted~~ Term SOFR Rate ~~or the Term SOFR Rate~~ (including because the Term SOFR Reference Rate is not available or published on a current basis), for such Interest Period; or

(ii)	the Agent is advised by the Majority Lenders that prior to the commencement of any Interest Period for a Term Benchmark Loan the ~~Adjusted~~ Term SOFR Rate for such Interest Period will not adequately and fairly reflect the cost to such Lenders of making or maintaining such Term Benchmark Loan for such Interest Period;

then the Agent shall give notice thereof to the Borrower and the Lenders by telephone or electronic mail as promptly as practicable thereafter and, until the Agent notifies the Borrower and the Lenders that the circumstances giving rise to such notice no longer exist with respect to the relevant Benchmark (1) any Drawdown Notice, Rollover Notice, or Conversion Notice, as applicable, that requests a Loan of a Term Benchmark Loan shall instead be deemed to be a request for a Loan of, or a conversion of or rollover to, a Base Rate Canada Loan; provided that if the circumstances giving rise to such notice (x) affect only one type of Loan, then all other types of Loans shall be permitted and (y) do not affect all Lenders, then requests by the Borrower for Term Benchmark Loans may be made to the Lenders that are not affected thereby. Furthermore, if any Term Benchmark Loan is outstanding on the date of the Borrower’s receipt of the notice from the Agent referred to in this Section 1.17(a) with respect to the ~~Adjusted~~ Term SOFR Rate applicable to such Term Benchmark Loan, then until the Agent notifies the Borrower and the Lenders that the circumstances giving rise to such notice no longer exist with respect to the relevant Benchmark, any Term Benchmark Loan shall on the last day of the Interest Period applicable to such Term Benchmark Loan (or the next succeeding Business Day if such day is not a Business Day), be converted by the Agent to, and shall constitute a Base Rate Canada Loan.

(b)	Notwithstanding anything to the contrary herein or in any other Loan Document, if a Benchmark Transition Event and its related Benchmark Replacement Date have occurred in respect of any setting of the then-current Benchmark, then (x) if a Benchmark Replacement is determined in accordance with clause (a) of the definition of “Benchmark Replacement” for such Benchmark Replacement Date, such Benchmark Replacement will replace such Benchmark for all purposes hereunder and under any Loan Document in respect of such Benchmark setting and subsequent Benchmark settings without any amendment to, or further action or consent of any other party to, this Agreement or any other Loan Document and (y) if a Benchmark Replacement is determined in accordance with clause (b) of the definition of “Benchmark Replacement” for such Benchmark Replacement Date, such Benchmark Replacement will replace such Benchmark for all purposes hereunder and under any Loan Document in respect of any Benchmark setting at or after 5:00 p.m. (New York City time) on the fifth (5th) Business Day after the date notice of such Benchmark Replacement is provided to the Lenders without any amendment to, or further action or consent of any other party to, this Agreement or any other Loan Document so long as the Agent has not received, by such time, written notice of objection to such Benchmark Replacement from Lenders comprising the Majority Lenders. If the Benchmark Replacement is Daily Simple SOFR, all interest payments will be payable on a monthly basis.

(c)	In connection with the use, administration, adoption or implementation of a Benchmark Replacement, the Agent will have the right to make Conforming Changes from time to time and, notwithstanding anything to the contrary herein or in any other Loan Document, any amendments implementing such Conforming Changes will become effective without any further action or consent of any other party to this Agreement or any other Loan Document

(d)	The Agent will promptly notify the Borrower and the Lenders of (i) any occurrence of a Benchmark Transition Event, (ii) the implementation of any Benchmark Replacement, (iii) the effectiveness of any Conforming Changes in connection with the use, administration, adoption or implementation of a Benchmark Replacement, (iv) the removal or reinstatement of any tenor of a Benchmark pursuant to clause (e) below and (v) the commencement or conclusion of any Benchmark Unavailability Period. Any determination, decision or election that may be made by the Agent or, if applicable, any Lender (or group of Lenders) pursuant to this Section 1.17, including any determination with respect to a tenor, rate or adjustment or of the occurrence or non-occurrence of an event, circumstance or date and any decision to take or refrain from taking any action or any selection, will be conclusive and binding absent manifest error and may be made in its or their sole discretion and without consent from any other party to this Agreement or any other Loan Document, except, in each case, as expressly required pursuant to this Section 1.17.

(e)	Notwithstanding anything to the contrary herein or in any other Loan Document, at any time (including in connection with the implementation of a Benchmark Replacement), (i) if the then-current Benchmark is a term rate (including the Term SOFR Reference Rate) and either (A) any tenor for such Benchmark is not displayed on a screen or other information service that publishes such rate from time to time as selected by the Agent in its reasonable discretion or (B) the regulatory supervisor for the administrator of such Benchmark has provided a public statement or publication of information announcing that any tenor for such Benchmark is not or will not be representative, then the Agent may modify the definition of “Interest Period” (or any similar or analogous definition) for any Benchmark settings at or after such time to remove such unavailable or non-representative tenor and (ii) if a tenor that was removed pursuant to clause (i) above either (A) is subsequently displayed on a screen or information service for a Benchmark (including a Benchmark Replacement) or (B) is not, or is no longer, subject to an announcement that it is not or will not be representative for a Benchmark (including a Benchmark Replacement), then the Agent may modify the definition of “Interest Period” (or any similar or analogous definition) for all Benchmark settings at or after such time to reinstate such previously removed tenor.

(f)	Upon the Borrower’s receipt of notice of the commencement of a Benchmark Unavailability Period, the Borrower may revoke any pending request for a Term Benchmark Loan of, conversion to or continuation of Term Benchmark Loans to be made, converted or continued during any Benchmark Unavailability Period and, failing that, the Borrower will be deemed to have converted any such request into a request for a Loan of or conversion to a Base Rate Canada Loan. If any Term Benchmark Loan is outstanding on the date of the Borrower’s receipt of notice of the commencement of a Benchmark Unavailability Period with respect to the ~~Adjusted~~ Term SOFR Rate applicable to such Term Benchmark Loan, then until such time as a Benchmark Replacement is implemented pursuant to this Section 1.17, any Loan of a Term Benchmark Loan shall on the last day of the Interest Period applicable to such Loan (or the next succeeding Business Day if such day is not a Business Day), be converted by the Agent to, and shall constitute, a Base Rate Canada Loan on such day.

1.18            Canadian Benchmark Replacement Setting

Notwithstanding anything to the contrary herein or in any other Loan Document:

(a)	If a Canadian Benchmark Transition Event and its related Canadian Benchmark Replacement Date have occurred prior to any setting of the then-current Canadian Benchmark, then (x) if a Canadian Benchmark Replacement is determined in accordance with clause (a) of the definition of “Canadian Benchmark Replacement” for such Canadian Benchmark Replacement Date, such Canadian Benchmark Replacement will replace such Canadian Benchmark for all purposes hereunder and under any Loan Document in respect of such Canadian Benchmark setting and subsequent Canadian Benchmark settings without any amendment to, or further action or consent of any other party to, this Agreement or any other Loan Document and (y) if a Canadian Benchmark Replacement is determined in accordance with clause (b) of the definition of “Canadian Benchmark Replacement” for such Canadian Benchmark Replacement Date, such Canadian Benchmark Replacement will replace such Canadian Benchmark for all purposes hereunder and under any Loan Document in respect of any Canadian Benchmark setting at or after 5:00 p.m. (Toronto time) on the fifth (5th) Business Day after the date notice of such Canadian Benchmark Replacement is provided to the Lenders without any amendment to, or further action or consent of any other party to, this Agreement or any other Loan Document so long as the Agent has not received, by such time, written notice of objection to such Canadian Benchmark Replacement from Lenders comprising the Majority Lenders. If the Canadian Benchmark Replacement is Adjusted Daily Compounded CORRA, all interest payments will be payable on the last day of each Interest Period.

(b)	In connection with the use, administration, adoption or implementation of a Canadian Benchmark Replacement, the Agent will have the right to make Canadian Benchmark Conforming Changes from time to time and, notwithstanding anything to the contrary herein or in any other Loan Document, any amendments implementing such Canadian Benchmark Conforming Changes will become effective without any further action or consent of any other party to this Agreement or any other Loan Document.

(c)	The Agent will promptly notify the Borrower and the Lenders of (i) the implementation of any Canadian Benchmark Replacement and (ii) the effectiveness of any Canadian Benchmark Conforming Changes in connection with the use, administration, adoption or implementation of a Canadian Benchmark Replacement. The Agent will notify the Borrower of (x) the removal or reinstatement of any tenor of a Canadian Benchmark pursuant to paragraph (d) of this Section and (y) the commencement of any Canadian Benchmark Unavailability Period. Any determination, decision or election that may be made by the Agent or, if applicable, any Lender (or group of Lenders) pursuant to this Section including any determination with respect to a tenor, rate or adjustment or of the occurrence or non-occurrence of an event, circumstance or date and any decision to take or refrain from taking any action or any selection, will be conclusive and binding absent manifest error and may be made in its or their sole discretion and without consent from any other party to this Agreement or any other Loan Document, except, in each case, as expressly required pursuant to this Section.

(d)	Notwithstanding anything to the contrary herein or in any other Loan Document, at any time (including in connection with the implementation of a Canadian Benchmark Replacement), (i) if the then-current Canadian Benchmark is a term rate (including Term CORRA and Daily Compounded CORRA) and either (A) any tenor for such Canadian Benchmark is not displayed on a screen or other information service that publishes such rate from time to time as selected by the Agent in its reasonable discretion or (B) the regulatory supervisor for the administrator of such Canadian Benchmark has provided a public statement or publication of information announcing that any tenor for such Canadian Benchmark is not or will not be representative, then the Agent may modify the definition of “Interest Period” (or any similar or analogous definition) for any Canadian Benchmark settings at or after such time to remove such unavailable or non-representative tenor and (ii) if a tenor that was removed pursuant to clause (i) above either (A) is subsequently displayed on a screen or information service for a Canadian Benchmark (including a Canadian Benchmark Replacement) or (B) is not, or is no longer, subject to an announcement that it is not or will not be representative for a Canadian Benchmark (including a Canadian Benchmark Replacement), then the Agent may modify the definition of “Interest Period” (or any similar or analogous definition) for all Canadian Benchmark settings at or after such time to reinstate such previously removed tenor.

(e)	Upon the Borrower’s receipt of notice of the commencement of a Canadian Benchmark Unavailability Period, the Borrower may revoke any pending request for a borrowing of, conversion to or continuation of Advances, which are of the type that have a rate of interest determined by reference to the then-current Canadian Benchmark, to be made, converted or continued during any Canadian Benchmark Unavailability Period and, failing that, the Borrower will be deemed to have converted any such request into a request for a borrowing of or conversion to, (i) for a Canadian Benchmark Unavailability Period in respect of Term CORRA, a Daily Compounded CORRA Loan, and (ii) for a Canadian Benchmark Unavailability Period in respect of a Canadian Benchmark other than Term CORRA, Prime Rate Loans.

1.19            Illegality

(a)	Loans Other Than CORRA Loans. If at any time any Lender, acting reasonably, determines (which determination shall be conclusive and bind the Borrower) that any Change in Law has made it unlawful or impossible for that Lender to make, fund or maintain its Pro Rata Share in any advance of a Loan or to give effect to its obligations in respect of such advance of a Loan (an “Affected Advance”), that Lender (for the purposes of this Section, the “Affected Lender”) will promptly notify the Agent who will promptly notify the Borrower. Upon giving such notice, the obligation of the Affected Lender to make or continue its Pro Rata Share of any Affected Advance shall be suspended for so long as such condition exists. Thereafter, and until the Agent notifies the Borrower otherwise, the Borrower shall not have the right to require such Affected Lender to make its Pro Rata Share of such Affected Advance available in the manner requested and the Borrower shall forthwith prepay the Affected Lender’s Pro Rata Share of such Affected Advance and the Affected Lender shall not be required to make its Pro Rata Share of such Affected Advance available in any manner.

(b)	CORRA Loans. If any Lender determines that any law has made it unlawful, or that any Governmental Authority has asserted that it is unlawful, for any Lender to make, maintain or fund Loans whose interest is determined by reference to Adjusted Term CORRA or Adjusted Daily Compounded CORRA, as applicable, or to determine or charge interest rates based upon Adjusted Term CORRA or Adjusted Daily Compounded CORRA, as applicable, then, on notice thereof by such Lender to the Borrower through the Agent, any obligation of such Lender to make or continue Term CORRA Loans or Daily Compounded CORRA Loans, as applicable, or to convert Prime Rate Loans shall be suspended until such Lender notifies the Agent and the Borrower that the circumstances giving rise to such determination no longer exist. Upon receipt of such notice, the Borrower shall, upon three (3) Business Days’ notice from such Lender (with a copy to the Agent), prepay or, if applicable, convert all Term CORRA Loans or Daily Compounded CORRA Loans, as applicable, of such Lender to Prime Rate Loans, either on the last day of the Interest Period, if such Lender may lawfully continue to maintain such Term CORRA Loans or Daily Compounded CORRA Loans, as applicable, to such day, or immediately, if such Lender may not lawfully continue to maintain such Term CORRA Loans or Daily Compounded CORRA Loans, as applicable. Each Lender agrees to notify the Agent and the Borrower in writing promptly upon becoming aware that it is no longer illegal for such Lender to determine or charge interest rates based upon Adjusted Term CORRA or Adjusted Daily Compounded CORRA, as applicable. Upon any such prepayment or conversion, the Borrower shall also pay accrued interest on the amount so prepaid or converted

1.20            Rates

The Agent does not warrant or accept responsibility for, and shall not have any liability with respect to (a) the continuation of, administration of, submission of, calculation of or any other matter related to Alternate Base Rate Canada, Term SOFR Reference Rate, ~~Adjusted~~ Term ~~SOFR Rate, Term~~ SOFR Rate, CORRA, Prime Rate, Daily Compounded CORRA, Adjusted Daily Compounded CORRA, Term CORRA Reference Rate, Term CORRA, Adjusted Term CORRA or any component definition thereof or rates referred to in the definition thereof, or any alternative, successor or replacement rate thereto (including any Benchmark Replacement or Canadian Benchmark Replacement), including whether the composition or characteristics of any such alternative, successor or replacement rate (including any Benchmark Replacement or Canadian Benchmark Replacement) will be similar to, or produce the same value or economic equivalence of, or have the same volume or liquidity as Alternate Base Rate Canada, Term SOFR Reference Rate, ~~Adjusted~~ Term SOFR ~~Rate, Term SOFR~~ Rate, CORRA, Prime Rate, Daily Compounded CORRA, Adjusted Daily Compounded CORRA, Term CORRA Reference Rate, Term CORRA, Adjusted Term CORRA or any other Benchmark or Canadian Benchmark prior to its discontinuance or unavailability, or (b) the effect, implementation or composition of any Conforming Changes or Canadian Benchmark Conforming Changes. The Agent and its affiliates or other related entities may engage in transactions that affect the calculation of Alternate Base Rate Canada, Term SOFR Reference Rate, ~~Adjusted~~ Term ~~SOFR Rate, Term~~ SOFR Rate, CORRA, Prime Rate, Daily Compounded CORRA, Adjusted Daily Compounded CORRA, Term CORRA Reference Rate, Term CORRA, Adjusted Term CORRA or any alternative, successor or replacement rate (including any Benchmark Replacement or Canadian Benchmark Replacement) or any relevant adjustments thereto, in each case, in a manner adverse to the Borrower. The Agent may select information sources or services in its reasonable discretion to ascertain Alternate Base Rate Canada, Term SOFR Reference Rate, ~~Adjusted~~ Term ~~SOFR Rate, Term~~ SOFR Rate, CORRA, Prime Rate, Daily Compounded CORRA, Adjusted Daily Compounded CORRA, Term CORRA Reference Rate, Term CORRA, Adjusted Term CORRA or any other Benchmark or Canadian Benchmark, in each case pursuant to the terms of this Agreement, and shall have no liability to the Borrower, any Lender or any other person or entity for damages of any kind, including direct or indirect, special, punitive, incidental or consequential damages, costs, losses or expenses (whether in tort, contract or otherwise and whether at law or in equity), for any error or calculation of any such rate (or component thereof) provided by any such information source or service.

1.21            Compensation for Losses

In event of (i) the payment of any principal of any CORRA Loan prior to the last day of an Interest Period (including as a result of an Event of Default), (ii) the conversion of any CORRA Loan other than on the last day of the Interest Period or (c) the failure to borrow, convert, continue or prepay any Loan or Letter on the date specified in any notice delivered pursuant hereto, then, in any such event, the Borrower shall, after receipt of a written request by any Lender affected by any such event (which request shall set forth in reasonable detail the basis for requesting such amount), compensate each Lender for the loss, cost and expense attributable to such event. A certificate of any Lender setting forth any amount or amounts that such Lender is entitled to receive pursuant to this Section delivered to the Borrower shall be presumptively correct absent manifest error. The Borrower shall pay such Lender the amount shown as due on any such certificate within ten (10) Business Days after receipt of such demand.

1.22            Inability to Determine Rates

(a)	Subject to Section 1.18, if, on or prior to the first day of any Interest Period for any CORRA Loan:

(i)	the Agent determines (which determination shall be conclusive and binding absent manifest error) that “Adjusted Term CORRA” or “Adjusted Daily Compounded CORRA”, as the case may be, cannot be determined pursuant to the definition thereof, for reasons other than a Canadian Benchmark Transition Event; or

(ii)	the Majority Lenders determine that for any reason in connection with any request for a CORRA Loan, or a conversion thereto or a continuation thereof that Term CORRA or Daily Compounded CORRA, as applicable, for any requested Interest Period with respect to a proposed CORRA Loan, does not adequately and fairly reflect the cost to such Lenders of making and maintaining such CORRA Loan, and the Majority Lenders have provided notice of such determination to the Agent, the Agent will, in each case, promptly so notify the Borrower and each Lender.

(b)	Upon delivery of such notice by the Agent to the Borrower under Section 1.22(a), any obligation of the Lenders to make Term CORRA Loans or Daily Compounded CORRA Loans, as applicable, and any right of the Borrower to continue Term CORRA Loans or Daily Compounded CORRA Loans, as applicable, or to convert Prime Rate Loans to Term CORRA Loans or Daily Compounded CORRA Loans, as applicable, shall be suspended (to the extent of the affected Term CORRA Loans or Daily Compounded CORRA Loans, as applicable, or affected Interest Periods) until the Agent (with respect to clause (ii), at the instruction of the Majority Lenders) revokes such notice.

(c)	Upon receipt of such notice by the Agent to the Borrower under Section 1.22(a), (i)(x) the Borrower may revoke any pending request for a borrowing of, conversion to or continuation of Term CORRA Loans or Daily Compounded CORRA Loans, as applicable (to the extent of the affected Term CORRA Loans or Daily Compounded CORRA Loans, as applicable, or affected Interest Periods); (y) in respect of Term CORRA Loans or Daily Compounded CORRA Loans, as applicable, the Borrower may elect to convert any such request into a request for a Prime Rate Loan or conversion to Prime Rate Loans, in the amount specified therein and (ii) (x) in respect of Term CORRA Loans or Daily Compounded CORRA Loans, as applicable, the Borrower may elect to convert any outstanding affected CORRA Loans at the end of the applicable Interest Period, into Prime Rate Loans. Upon any such conversion, the Borrower shall also pay accrued interest on the amount so converted, together with any additional amounts required pursuant to Section 1.21.

Article 2
CREDIT FACILITY

2.1            Establishment of Credit Facility

Subject to the terms and conditions hereof, the Lenders hereby establish in favour of the Borrower a revolving term credit facility (the “Credit Facility”) in the amount of, subject to Section 2.6, $1,300,000,000 or the U.S. Dollar Equivalent thereof.

2.2            Credit Restrictions

Notwithstanding any other provision hereof, the Borrower shall be entitled to obtain credit by way of CORRA Loans or Term Benchmark Loans only in such amounts so as to ensure that no Lender is required to make a CORRA Loan for a principal amount other than an integral multiple of $1,000 or to make a Term Benchmark Loan for a principal amount other than an integral multiple of U.S. $1,000. Any extension of credit by way of CORRA Loans shall be in a minimum of $2,000,000 and otherwise in multiples of $100,000. Any extension of credit by way of Term Benchmark Loan shall be in a minimum amount of U.S. $2,000,000 and otherwise in multiples of U.S. $100,000.

2.3            Lenders’ Commitments

Subject to the terms and conditions hereof, the Lenders severally agree to extend credit to the Borrower under the Credit Facility from time to time provided that the aggregate amount of credit extended by each Lender under the Credit Facility shall not at any time exceed the Individual Commitment of such Lender and further provided that the aggregate amount of credit outstanding under the Credit Facility shall not at any time exceed the amount of the Credit Facility referred to in Section 2.1 as the same may be reduced pursuant to Section 2.4. All credit requested under the Credit Facility shall be made available to the Borrower contemporaneously by all of the Lenders. Each Lender shall provide to the Borrower its Pro Rata Share of each credit in accordance with the terms hereof, whether such credit is extended by way of drawdown, rollover or conversion. No Lender shall be responsible for any default by any other Lender in its obligation to provide its Pro Rata Share of any credit under the Credit Facility nor shall the Individual Commitment of any Lender be increased as a result of any such default of another Lender in extending credit thereunder. The failure of any Lender to make available to the Borrower its Pro Rata Share of any credit under the Credit Facility shall not relieve any other Lender of its obligation hereunder to make available to the Borrower its Pro Rata Share of such credit thereunder.

2.4            Reductions of Credit Facility

The Borrower may, from time to time and at any time, by five Business Days’ notice in writing to the Agent, permanently reduce the amount of the Credit Facility to the extent it is not utilized; provided, however, that any such permanent reduction of the amount of the Credit Facility shall be by an amount of no less than $2,000,000 and otherwise in multiples of $100,000. The amount of the Credit Facility will not be reduced by any repayment pursuant to Section 9.3 but will be permanently reduced by any repayment or prepayment pursuant to Section 9.1 or 9.2; each such reduction to be in an amount equal to the amount of the repayment and to be effective from the time of the repayment. Any repayment of outstanding credit under the Credit Facility which forms part of any rollover under Article 5 or any conversion from one type of credit to another type of credit under Article 6 shall not cause any reduction in the amount of the Credit Facility. Upon each permanent reduction in the amount of the Credit Facility (other than pursuant to Section 9.2), the Individual Commitment of each Lender shall thereupon be reduced by an amount equal to such Lender’s Pro Rata Share of the amount by which the Credit Facility is permanently reduced.

2.5            Termination of Credit Facility

(a)	The Credit Facility shall terminate upon the earliest to occur of:

(i)	the Maturity Date;

(ii)	the date on which the amount of the Credit Facility has been permanently reduced to zero pursuant to Section 2.4; and

(iii)	the termination of the Credit Facility pursuant to Section 13.1.

(b)	Upon the termination of the Credit Facility, the right of the Borrower to obtain any credit under the Credit Facility and all of the obligations of the Lenders to extend credit under the Credit Facility shall automatically terminate.

2.6            Increase of Credit Facility

(a)	At any time, prior to the Maturity Date, the Borrower may, by notice in writing to the Agent (an “Accordion Notice”), from time to time request that the then existing amount of the Credit Facility be increased by an amount of up to $500,000,000 (in the aggregate for all Accordion Notices with respect to the Credit Facility) and advising whether (i) the Borrower wishes to arrange for such requested increase to be provided by another bank listed in Schedule I or Schedule II of the Bank Act (Canada), which bank must agree to be bound by the terms and conditions of the Credit Agreement as a Lender, or (ii) the Borrower wishes to request each Lender to participate in such increase in accordance with their Pro Rata Share. Within ten Business Days of the receipt by the Agent of an Accordion Notice requesting participation by the Lenders, each Lender shall advise the Agent as to whether or not it intends to participate in such increase of the Credit Facility. If such advice is not received from a Lender within such ten Business Day period, then such Lender will be deemed not to have agreed to participate in the increase. In the event that not all of the Lenders agree to participate in the increase of the Credit Facility, then the Agent shall so advise the Borrower which shall have the right to deliver a further request to the Agent for those Lenders participating in the increase of the relevant Credit Facility, to participate in any shortfall in the requested increase in the Credit Facility on a pro rata basis in accordance with the Individual Commitments of those participating Lenders and each participating Lender shall advise the Agent as to whether or not it intends to further participate in such increase of the Credit Facility, within three Business Days of such further request. In the event that there is still a shortfall, a further request again on a mutatis mutandis basis will be given to the remaining participating Lenders and such request may be accepted or rejected by the remaining participating Lenders and each participating Lender shall advise the Agent as to whether or not it intends to further participate in such increase of the Credit Facility, within three Business Days of such further request. To the extent that the participating Lenders do not agree to participate in the request for the increase in the Credit Facility, then the Borrower may either arrange for such shortfall in the requested increase from another bank listed in Schedule I or Schedule II of the Bank Act (Canada), which bank must agree to be bound by the terms and conditions of the Credit Agreement as a Lender, or accept the lower amount of the increase in the Credit Facility, as accepted by the participating Lenders.

(b)	Each Accordion Notice delivered by the Borrower shall be substantially in the form of Schedule K and the delivery of an Accordion Notice shall constitute a representation and warranty of the Borrower that all necessary approvals under applicable Laws, including all regulatory approvals, to the increase in the Credit Facility, requested by such Accordion Notice have been obtained and a covenant of the Borrower to provide a copy or other evidence of such approvals to the Agent.

(c)	No increase in the aggregate amount of the Credit Facility shall be permitted at any time that a Default or Event of Default has occurred and is continuing.

(d)	Upon completion of the request process set forth in Section 2.6(a), the Agent shall promptly notify the Borrower and the Lenders of the increased Individual Commitments of participating Lenders and the Individual Commitment of any bank which has become a Lender as contemplated by Section 2.6(a).

(e)	Any upfront fee payable by the Borrower in accordance with any increase to the Credit Facility pursuant to this Section 2.6 shall be negotiated and agreed upon between the Borrower and the relevant Lender.

(f)	The Agent shall forthwith advise the Swingline Lender of its receipt of an Accordion Notice. In the event that a bank that is not an existing Lender is to become a Lender in accordance with Section 2.6(a), such bank must be approved by the Swingline Lender, in its reasonable discretion, and the Swingline Lender shall notify the Agent whether or not it approves of such new Lender within ten Business Days of the Swingline Lender’s receipt of such notice.

Article 3
PROVISIONS RELATING TO CREDITS

3.1            Types of Credit Availments

Subject to the terms and conditions hereof, the Borrower may obtain credit under the Credit Facility by way of one or more Term CORRA Loans, Daily Compounded CORRA Loans, Prime Rate Loans, Base Rate Canada Loans, Term Benchmark Loans and Letters; provided, however, that the aggregate amount of credit extended by way of Letters shall not at any time exceed $100,000,000 or the U.S. Dollar Equivalent thereof.

3.2            Funding of Loans

Each Lender shall make available to the Agent its Pro Rata Share of the principal amount of each Loan under the Credit Facility prior to 10:00 a.m. (Toronto time) on the date of the extension of credit. The Agent shall, upon fulfilment by the Borrower of the terms and conditions set forth in Article 12, make such funds available to the Borrower on the date of the extension of credit by crediting the appropriate Designated Account in immediately available funds unless otherwise irrevocably authorized and directed in the Drawdown Notice. Unless the Agent has been notified by a Lender prior to 10:00 a.m. (Toronto time) on the date of the extension of credit that such Lender will not make available to the Agent its Pro Rata Share of such Loan, the Agent may assume that such Lender has made such portion of the Loan available to the Agent on the date of the extension of credit in accordance with the provisions hereof and the Agent may, in reliance upon such assumption, make available to the Borrower on such date a corresponding amount. If the Agent has made such assumption, to the extent such Lender shall not have so made its Pro Rata Share of the Loan available to the Agent, such Lender agrees to pay to the Agent, forthwith on demand, such Lender’s Pro Rata Share of the Loan and all reasonable costs and expenses incurred by the Agent in connection therewith together with interest thereon at the then prevailing interbank rate for each day from the date such amount is made available to the Borrower until the date such amount is paid or repaid to the Agent; provided, however, that notwithstanding such obligation, if such Lender fails so to pay, the Borrower shall, without prejudice to any rights that the Borrower might have against such Lender, repay such amount to the Agent forthwith after demand therefor by the Agent. The amount payable by such Lender to the Agent pursuant hereto shall be set forth in a certificate delivered by the Agent to such Lender and the Borrower (which certificate shall contain reasonable details of how the amount payable is calculated) and shall constitute prima facie evidence of such amount payable. If such Lender makes the payment to the Agent required herein, the amount so paid shall constitute such Lender’s Pro Rata Share of the Loan for purposes of this Agreement and shall entitle such Lender to all rights and remedies against the Borrower in respect of such Loan.

3.3            Failure of Lender to Fund Loan

If any Lender fails to make available to the Agent its Pro Rata Share of any Loan as required under Section 3.2 (such Lender being herein called the “Defaulting Lender”) and the Agent has not funded pursuant to Section 3.2, the Agent shall forthwith give notice of such failure by the Defaulting Lender to the Borrower and the other Lenders and such notice shall state that any Lender may make available to the Agent all or any portion of the Defaulting Lender’s Pro Rata Share of such Loan (but in no way shall any other Lender or the Agent be obliged to do so) in the place and stead of the Defaulting Lender. If more than one Lender gives notice that it is prepared to make funds available in the place and stead of a Defaulting Lender in such circumstances and the aggregate of the funds which such Lenders (herein collectively called the “Contributing Lenders” and individually called the “Contributing Lender”) are prepared to make available exceeds the amount of the advance which the Defaulting Lender failed to make, then each Contributing Lender shall be deemed to have given notice that it is prepared to make available its pro rata share of such advance based on the Contributing Lenders’ relative commitments to advance in such circumstances. If any Contributing Lender makes funds available in the place and stead of a Defaulting Lender in such circumstances, then the Defaulting Lender shall pay to any Contributing Lender making the funds available in its place and stead, forthwith on demand, any amount advanced on its behalf together with interest thereon at the then prevailing interbank rate for each day from the date of advance to the date of payment, against payment by the Contributing Lender making the funds available of all interest received in respect of the Loan from the Borrower. In addition to interest as aforesaid, the Borrower shall pay all amounts owing by the Borrower to the Defaulting Lender hereunder (with respect to the amounts advanced by the Contributing Lenders on behalf of the Defaulting Lender) to the Contributing Lenders in accordance with Section 3.8 until such time as the Defaulting Lender pays to the Agent for the Contributing Lenders all amounts advanced by the Contributing Lenders on behalf of the Defaulting Lender.

3.4            ~~Deemed Conversion of Outstanding BAs~~[Reserved]

~~Each party to this Agreement confirms, acknowledges and agrees that notwithstanding anything in this Agreement to the contrary:~~

~~(a) Each Outstanding BA:~~

~~(i) constitutes part of the Borrower Obligations of the Borrower under this Agreement; and~~

~~(ii) on its next maturity date shall, unless repaid on such maturity date, automatically convert to a Term CORRA Loan with a one (1) month Interest Period (or such other Interest Period as the Borrower may specify pursuant to a Conversion Notice delivered to the Agent in advance of the expiry of the applicable Outstanding BA) without any further notice, action or consent from the Borrower (the applicable date of conversion of such applicable Outstanding BA referred to herein as the “Deemed Conversion Date”).~~

~~(b) Should an Event of Default occur and be continuing prior to the applicable expiry date of the applicable Outstanding BA, without limiting anything else contained herein, the Borrower shall at the request of the Agent immediately pay to the Agent, for and on behalf of the Lenders, an amount equal to the aggregate amount of such applicable Outstanding BA as determined by the Agent, which such amount shall be held by the Agent for and on behalf of the Lenders in satisfaction of the Borrower Obligations to the Lenders in respect of such applicable Outstanding BA.~~

~~(c) All relevant defined terms (or any applicable portions thereof) and all relevant provisions (or any applicable portions thereof) of the Existing Fourth ARCA continue to apply to and govern the Outstanding BAs under this Agreement, mutatis mutandis, until each Outstanding BA is converted on the Deemed Conversion Date to a Term CORRA Loan in accordance with the terms of Section 3.4(a).~~

3.5            [Reserved]

3.6            Inability to Fund U.S. Dollar Advances in Canada

If a Lender determines in good faith, which determination shall be final, conclusive and binding on the Borrower, and the Agent notifies the Borrower that (i) by reason of circumstances affecting financial markets inside or outside Canada, deposits of United States dollars are unavailable to such Lender in Canada, (ii) adequate and fair means do not exist for ascertaining the applicable interest rate on the basis provided in the definition of “~~Adjusted~~ Term SOFR Rate” or “Alternate Base Rate Canada”, as the case may be, (iii) the making or continuation of United States dollar advances in Canada has been made impracticable by the occurrence of a contingency (other than a mere increase in rates payable by such Lender to fund the advance) which materially and adversely affects the funding of the advances at any interest rate computed on the basis of the ~~Adjusted~~ Term SOFR Rate or the Alternate Base Rate Canada, as the case may be, or by reason of a change since the date hereof in any applicable law or government regulation, guideline or order (whether or not having the force of law but, if not having the force of law, one with which a responsible Canadian chartered bank would comply) or in the interpretation thereof by any Governmental Authority affecting such Lender or any relevant financial market, which results in the ~~Adjusted~~ Term SOFR Rate or the Alternate Base Rate Canada, as the case may be, no longer representing the effective cost to such Lender of deposits in such market for a relevant Interest Period, or (iv) any change to present law or any future law, regulation, order, treaty or official directive (whether or not having the force of law but, if not having the force of law, one with which a responsible Canadian chartered bank would comply) or any change therein or any interpretation or application thereof by any Governmental Authority has made it unlawful for such Lender to make or maintain or give effect to its obligations in respect of United States dollar advances in Canada as contemplated herein, then:

(a)	the right of the Borrower to obtain any credit in United States dollars by way of Base Rate Canada Loans, Term Benchmark Loans or Letters, as applicable, shall be suspended until such Lender determines, acting reasonably, that the circumstances causing such suspension no longer exist and such Lender so notifies the Borrower;

(b)	if any credit in United States dollars by way of Base Rate Canada Loans or Term Benchmark Loans, as applicable, is not yet outstanding, any applicable Drawdown Notice shall be cancelled and the advance requested therein shall not be made;

(c)	if any Term Benchmark Loan is already outstanding at any time when the right of the Borrower to obtain credit by way of a Term Benchmark Loan is suspended, it shall, subject to the Borrower having the right to obtain credit by way of a Base Rate Canada Loan at such time, be converted to a Base Rate Canada Loan on the last day of the Interest Period applicable thereto (or on such earlier date as may be required to comply with any applicable law) or, if the Borrower does not have the right to obtain credit by way of a Base Rate Canada Loan at such time, such Term Benchmark Loan shall be converted to a Prime Rate Loan on the last day of the Interest Period applicable thereto (or on such earlier date as may be required to comply with any applicable law) in the principal amount equal to the Canadian Dollar Equivalent of the principal amount of such Term Benchmark Loan; and

(d)	if any Base Rate Canada Loan is already outstanding at any time when the right of the Borrower to obtain credit by way of a Base Rate Canada Loan is suspended, it shall, subject to the Borrower having the right to obtain credit by way of a Term Benchmark Loan at such time, be immediately converted to a Term Benchmark Loan in the principal amount equal to the principal amount of the Base Rate Canada Loan and having an Interest Period of one month or, if the Borrower does not have the right to obtain credit by way of a Term Benchmark Loan at such time, it shall be immediately converted to a Prime Rate Loan in the principal amount equal to the Canadian Dollar Equivalent of the principal amount of the Base Rate Canada Loan.

In the event that any of the events listed above results in a limitation of the amount of loans made by such Lender which can bear interest at the ~~Adjusted~~ Term SOFR Rate or the Alternate Base Rate Canada, as the case may be, or the amount of United States dollar advances which such Lender can make in Canada, such Lender agrees to use good faith to allocate, in reasonable fashion, the available amounts amongst its borrowers as is reasonably practicable.

3.7              Timing of Credit Availments

No CORRA Loan or Term Benchmark Loan may have a maturity date later than the Maturity Date.

3.8              Time and Place of Payments

Unless otherwise expressly provided herein, the Borrower shall make all payments pursuant to this Agreement or pursuant to any document, instrument or agreement delivered pursuant hereto by deposit to the appropriate Designated Account before 12:00 noon (Toronto time) on the day specified for payment and the Agent shall be entitled to withdraw the amount of any payment due to the Agent, the Lenders or any of them from such account on the day specified for payment. Any such payment received on the day specified for such payment but after 12:00 noon (Toronto time) thereon shall be deemed to have been received prior to 12:00 noon (Toronto time) on the Business Day immediately following such day specified for payment.

3.9              Remittance of Payments

Forthwith after the withdrawal from the appropriate Designated Account by the Agent of any payment of principal, interest, fees or other amounts for the benefit of all of the Lenders pursuant to Section 3.8, the Agent shall, subject to Sections 3.3 and 8.3, remit to each Lender, in immediately available funds, such Lender’s Pro Rata Share of such payment; provided that if the Agent, on the assumption that it will receive, on any particular date, a payment of principal (including, without limitation, a prepayment), interest, fees or other amount hereunder, remits to each Lender its Pro Rata Share of such payment and the Borrower fails to make such payment, each of the Lenders agrees to repay to the Agent, forthwith on demand, to the extent that such amount is not recovered from the Borrower on demand and after reasonable efforts by the Agent to collect such amount (without in any way obligating the Agent to take any legal action with respect to such collection), such Lender’s Pro Rata Share of the payment made to it pursuant hereto together with interest thereon at the then prevailing interbank rate for each day from the date such amount is remitted to the Lenders until the date such amount is paid or repaid to the Agent, the exact amount of the repayment required to be made by the Lenders pursuant hereto to be as set forth in a certificate delivered by the Agent to each Lender, which certificate shall constitute prima facie evidence of such amount of repayment.

3.10            Evidence of Indebtedness

The Agent shall open and maintain accounts wherein the Agent shall record the amount of credit outstanding, each advance and each payment of principal and interest on account of each Loan, each Letter issued and drawn upon and all other amounts becoming due to and being paid to the Agent or the Lenders hereunder and under any of the other Loan Documents. The Agent’s accounts constitute, in the absence of manifest error, prima facie evidence of the indebtedness of the Borrower to the Agent and the Lenders hereunder and under the other Loan Documents.

3.11            General Provisions Relating to Letters

(a)	Issuance. Subject to the terms and conditions set forth herein, the Agent shall issue, on behalf of all Lenders, Letters for the account of the Borrower at the request of the Borrower submitting a Drawdown Notice for the issuance thereof. Each Letter shall be in substantially the form of Schedule J, with any change to such form (i) as the Agent shall determine in good faith and on a commercially reasonable basis that does not materially increase the obligations, or diminish the rights, of any Lender relative to such form or (ii) as the Majority Lenders shall approve. Without the prior consent of each Lender, no Letter may be issued that would vary the several and not joint nature of the obligations of the Lenders thereunder as provided in the next sentence. Each Letter shall be issued by all of the Lenders as a single multi-bank letter of credit, but the obligation of each Lender thereunder shall be several and not joint, based upon its Pro Rata Share in effect on the Issuance Date of such Letter.

(b)	Notice to Lenders. Promptly upon its receipt of a Drawdown Notice for a Letter, the Agent shall notify each Lender thereof, which notice shall also specify each Lender’s Pro Rata Share of the amount of such Letter. Upon its issuance of such Letter (or determination not to issue such Letter by reason of the failure of the Borrower to satisfy the conditions specified in Section 12.1), the Agent shall give prompt notice thereof to the Borrower and each Lender.

(c)	Power of Attorney for Execution of Letters of Credit. Each Letter shall be executed and delivered by the Agent in the name and on behalf of, and as attorney for, each Lender. The Agent shall act under each Letter as the agent of each Lender to (i) receive Drafts and other documents presented by the beneficiary under such Letter, (ii) determine whether such Drafts and documents are in compliance with the terms and conditions of such Letter and (iii) notify each Lender and the Borrower that a valid drawing has been made and the date that the related L/C Disbursement is to be made. The Agent shall have no obligation or liability for any L/C Disbursement under any Letter (other than in its capacity as Lender), and each Letter shall expressly so provide. Each Lender hereby irrevocably appoints and designates the Agent as its attorney, acting through any duly authorized officer of the Agent, to execute and deliver in the name and on behalf of such Lender each Letter to be issued by that Lender hereunder. Promptly upon the request of the Agent, each Lender will furnish to the Agent such powers of attorney or other evidence as any beneficiary of any Letter may reasonably request in order to demonstrate that the Agent has the power to act as attorney for such Lender to execute and deliver such Letter (and the Agent agrees to provide promptly any such evidence to the requesting beneficiary). The Borrower and the Lenders agree that each Letter shall provide that all Drafts and other documents presented thereunder shall be delivered to the Agent and that all payments thereunder shall be made by the Lenders obligated thereon through the Agent at such account of the Agent as shall have been most recently designated by it for such purpose by notice to the Lenders. Each Lender shall be severally liable under each Letter in proportion to its Pro Rata Share on the Issuance Date of such Letter and each Letter shall specify each Lender’s Pro Rata Share of the amount payable thereunder.

(d)	Agent’s Records. The Agent shall maintain records showing the undrawn and unexpired amount of each Letter outstanding hereunder and each Lender’s share of such amount and showing for each Letter issued hereunder (i) the Issuance Date and expiration date thereof, (ii) the amount thereof, (iii) the date and amount of all payments made thereunder and (iv) each Lender’s Pro Rata Share of the amount of each Letter issued. The Agent shall make copies of such records available to the Borrower or any Lender upon its request.

(e)	Extension. Not later than the date which is 45 days prior to the expiry date then in effect of any Letter, the Borrower may make a request to the Agent for an extension of up to twelve months of the expiry date of such Letter, which request shall be given effect to if the Borrower is not then, and would not as a result of giving effect to such request be, in Default. The expiry date of a Letter shall not be extended unless the Agent shall have received such notice on or before such 45th day.

(f)	Reimbursement Obligations. On presentation of a Letter and payment thereunder by any Lender, the Borrower shall forthwith pay to the Agent for the account of such Lender, and thereby reimburse such Lender for, the full amount of each L/C Disbursement of such Lender (which payment, with respect to any Letter with respect to which the Agent, on account of the Lenders, has been paid all of the contingent liability thereunder pursuant to Section 9.1, 9.5 or 13.1, shall be made from such monies held by the Agent with respect to such Letter pursuant to Section 13.2); failing such payment, the Borrower shall be deemed to have effected a conversion of such Letter into a Prime Rate Loan (if such Letter is denominated in Canadian dollars) or into a Base Rate Canada Loan (if such Letter is denominated in United States dollars) to the extent of the payment to such Lender thereunder.

(g)	Indemnity. The Borrower shall indemnify and save harmless the Lenders, the Agent and, if applicable, the Fronting Lender (except to the extent caused by the gross negligence or willful misconduct of any of the Lenders, the Agent or the Fronting Lender) against all claims, losses, costs, expenses or damages to the Lenders, the Agent and, if applicable, the Fronting Lender arising out of or in connection with any Letter, the issuance thereof, any payment thereunder or any action taken by the Lenders, the Agent and, if applicable, the Fronting Lender or any other Person in connection therewith, including, without limitation, all costs relating to any legal process or proceeding instituted by any party restraining or seeking to restrain the Agent or, if applicable, the Fronting Lender from accepting or paying any Draft or any amount under any such Letter.

(h)	Reimbursement Obligations Absolute. (I) The obligations of the Borrower hereunder with respect to Letters shall be absolute, unconditional and irrevocable and shall not be reduced by any event or occurrence including, without limitation:

(i)	any lack of validity or enforceability of this Agreement or any such Letter;

(ii)	any amendment or waiver of or any consent to departure from this Agreement;

(iii)	the existence of any claim, set-off, defence or other rights which the Borrower may have at any time against any beneficiary or any transferee of any such Letter (or any Person or entities for whom any such beneficiary or any such transferee may be acting), any Lender, the Agent or any other Person;

(iv)	any Draft, statement or other document presented under any such Letter proving to be forged, fraudulent, invalid or insufficient in any respect or any statement therein being untrue or inaccurate in any respect whatsoever;

(v)	any non-application or misapplication by the beneficiary of such Letter of the proceeds of any drawing under such Letter;

(vi)	any reduction or withdrawal of the credit rating of any Lender by any rating agency; or

(vii)	any other circumstance, happening or omission, whether or not similar to any of the foregoing.

(II)	Without limiting the generality of the foregoing, the parties hereto agree that:

(i)	the Agent and each Lender may accept documents that appear on their face to be in substantial compliance with the terms of a Letter without responsibility for further investigation, regardless of any notice or information to the contrary, and may make payment upon presentation of documents that appear on their face to be in substantial compliance with the terms of such Letter; the Lenders and the Agent shall not have any responsibility or liability for or any duty to inquire into the form, sufficiency, authorization, execution, signature, endorsement, correctness, genuineness or legal effect of any Draft, certificate or other document presented to any of them pursuant to a Letter and the Borrower unconditionally assumes all risks with respect to the same; the Borrower agrees that it assumes all risks of the acts or omissions of the beneficiary of any Letter with respect to the use by such beneficiary of the relevant Letter;

(ii)	the Agent shall have the right, in its sole discretion, to decline to accept such documents and to make such payment if such documents are not in strict compliance with the terms of such Letter; and

(iii)	this Section 3.11(h)(II), together with Section 3.12, shall establish the standard of care to be exercised by the Agent and each Lender when determining whether Drafts and other documents presented under a Letter comply with the terms thereof (and the other parties to this Agreement waive, to the extent permitted by Law, any standard of care inconsistent with the foregoing).

(III)            Notwithstanding anything to the contrary contained herein, neither the Agent nor any Lender shall be liable to the Borrower for any consequential, indirect, punitive or exemplary damages with respect to action taken or omitted to be taken by it under any Letter.

(IV)            The obligations of the Borrower hereunder with respect to Letters shall remain in full force and effect and shall apply to any amendment to or extension of the expiration date of any such Letter.

(V)            Any action, inaction or omission taken or suffered by the Agent or any Lender or any of their respective correspondents under or in connection with a Letter or any Draft made thereunder, if in good faith and in conformity with foreign or domestic laws, regulations or customs applicable thereto, shall be binding upon the Borrower and shall not place the Agent or any Lender or any of their respective correspondents under any resulting liability to the Borrower except in the case of the gross negligence or wilful misconduct of the Agent or the Lenders. Without limiting the generality of the foregoing, the Agent and the Lenders and each of their respective correspondents may receive, accept or pay, as complying with the terms of a Letter, any Draft thereunder which is otherwise in order and which may be signed by, or issued to, the administrator or any executor of, or the trustee in bankruptcy of, or the receiver for any property of, or other Person or entity acting as the representative or in the place of, the beneficiary of such Letter or its successors and assigns. The Borrower covenants that it will not take any steps, issue any instructions to the Agent or the Lenders or any of their respective correspondents or institute any proceedings intended to derogate from the right or ability of the Agent, the Lenders or any of their respective correspondents to honour and pay any Draft or Drafts.

(VI)            The Borrower agrees that the Lenders, the Agent and, if applicable, the Fronting Lender shall have no liability to it for any reason in respect of or in connection with any Letter, the issuance thereof, any payment thereunder, or any other action taken by the Lenders, the Agent or, if applicable, the Fronting Lender or any other Person in connection therewith, other than on account of the gross negligence or wilful misconduct of the Agent or any of the Lenders.

(i)	The International Standby Practices 1993 as most recently published by the International Chamber of Commerce (the “ISP 1993”) shall in all respects apply to each Letter and shall be deemed for such purpose to be a part hereof as if fully incorporated herein. In the event of any conflict between the ISP 1993 and the laws of any jurisdiction specified in the relevant Letter, the ISP 1993 shall prevail to the extent necessary to remove the conflict.

(j)	For certainty, any Lender’s obligations hereunder with respect to a particular Letter shall continue as obligations of such Lender, notwithstanding that such Lender may assign its rights and obligations hereunder, unless each of the other Lenders, in its sole discretion, specifically releases such Lender from such obligations in writing. For certainty, the reference to Lenders in the preceding sentence includes any Fronting Lender.

3.12            Letter of Credit Payments.

(a)	The Borrower and each Lender authorizes the Agent to review on behalf of each Lender each Draft and such other document presented under each Letter. The determination of the Agent as to the conformity of any documents presented under a Letter to the requirements of such Letter shall, in the absence of the Agent’s gross negligence or willful misconduct (and subject to Section 3.11(h)(II)(i)), be conclusive and binding on the Borrower and each Lender. The Agent shall, within a reasonable time following its receipt thereof, examine all documents purporting to represent a demand for payment under any Letter. The Agent shall promptly after such examination (i) notify each of the Lenders obligated under such Letter and the Borrower by telephone (confirmed in writing) of such demand for payment and of each Lender’s share of such payment, and (ii) notify each Lender and the Borrower whether said demand for payment was properly made under the relevant Letter. With respect to any drawing determined by the Agent to have been properly made under a Letter, each Lender will make an L/C Disbursement in respect of such Letter in accordance with its liability under such Letter and this Agreement, such L/C Disbursement to be made to such account of the Agent as shall have been most recently designated by it for such purpose by notice to the Lenders. The Agent will make any such L/C Disbursement available to the beneficiary of such Letter by promptly crediting the amounts so received, in like funds, to the account identified by such beneficiary in connection with such demand for payment. Promptly following any L/C Disbursement by any Lender in respect of any Letter, the Agent will notify the Borrower of such L/C Disbursement. Any failure to give or delay in giving such notice shall not relieve the Borrower of its obligation to reimburse any Lender with respect to any L/C Disbursement. The Agent shall not be required to make any payment under a Letter in excess of the amount received by it from the Lenders for such payment.

(b)	Unless the Agent shall have been notified by telephone and in writing by a Lender at least one Business Day prior to the date that a payment under a Letter is to be made by the Agent, that such Lender does not intend to make available to the Agent the amount of such Lender’s share of such payment, the Agent may assume that such Lender has made or will make such amount available to the Agent, and the Agent may, in reliance upon such assumption, pay such Lender’s share of the payment to be made under such Letter. If such amount (the “Unpaid Amount”) is not in fact made available to the Agent by such Lender, the Agent shall be entitled to retain for its own account any payment made by the Borrower to such Lender in respect of such Unpaid Amount and shall further be entitled to recover the balance of such Unpaid Amount from such Lender and the Borrower. If such Lender does not pay such amount forthwith upon the Agent’s demand therefor, the Agent shall promptly notify the Borrower, and the Borrower shall, to the extent it has not theretofore done so, pay such amount to the Agent no later than one Business Day after such notice. The Agent shall also be entitled to recover from such Lender (or, if such Lender shall fail to pay such amount, from the Borrower if and to the extent unpaid) interest on such corresponding amount in respect of each day from the date such amount was paid by the Agent under the Letter and until such amount is recovered by the Agent, at a rate per annum equal to, if paid by such Lender, the rate determined by the Agent (which shall be conclusive and binding on the Lender) in accordance with the Agent’s usual banking practice for similar advances to financial institutions of like standing to that Lender, but, in any event, at a rate no greater than the usual interbank offered rate for the sale of deposits in the applicable currency. Upon payment by such Lender to the Agent of such amount and interest thereon, as aforesaid, such Lender shall be deemed to have paid its share of the payment made under the Letter. Nothing herein shall be deemed to relieve any Lender from its obligation to pay its share of all drawings made under any Letters issued on its behalf or to prejudice any rights which the Borrower or any beneficiary under any such Letter may have against any Lender as a result of any default by such Lender in making any payment which it is obligated to make under any such Letter.

3.13            Potential Fronting Lender Structure.

Notwithstanding the foregoing provisions of Sections 3.11 and 3.12, where the Borrower in good faith determines that the beneficiary of any proposed Letter will not accept a multi-bank letter of credit in the form of Schedule J and provides notice of such determination to the Agent, then at the option of the Borrower such Letter may be issued on the following terms:

(a)	any Lender (the “Fronting Lender”) which has agreed with the Borrower to act as the fronting lender in respect of the issuance of such Letter and has been designated as such to the Agent, may issue in its name such Letter for the account of the Borrower in the Fronting Lender’s customary form and with such terms as are contemplated by the Drawdown Notice for the issuance thereof;

(b)	while such Letter shall on its face be an obligation of the Fronting Lender only, such Letter shall be issued on behalf of all of the Lenders and each Lender shall be obligated to reimburse the Fronting Lender in respect of such Letter in proportion to its Pro Rata Share as of the Issuance Date of such Letter;

(c)	the provisions of Sections 3.11(b), (f), (h) and 3.12(a) (as to the first 3 sentences thereof) shall be applicable to any such issuance, with references to the Agent being deemed to be references to the Fronting Lender as appropriate;

(d)	the Fronting Lender shall act under each such Letter as the agent of each Lender to (i) receive Drafts and other documents presented by the beneficiary under such Letter, and (ii) determine whether such Drafts and documents are in compliance with the terms and conditions of such Letter;

(e)	upon a demand for payment under any such Letter which the Fronting Lender has determined has been properly made, the Fronting Lender shall make a L/C Disbursement in respect of the amount demanded and make such amount available to the beneficiary. Promptly following any such L/C Disbursement, the Fronting Bank shall notify the Agent and the Borrower of such L/C Disbursement and the Fronting Bank shall be entitled to immediate reimbursement thereof by the Borrower in accordance with Section 3.11(f) above;

(f)	the Fronting Lender shall provide such information in respect of any such Letters as is required to allow the Agent to comply with Section 3.11(d);

(g)	the Fronting Lender shall in consideration of it acting as the fronting bank on such Letter, be entitled to such fronting fee (for its own account) as may be agreed from time to time by the Borrower and the Fronting Lender;

(h)	each Lender agrees to indemnify the Fronting Lender (to the extent not reimbursed by the Borrower), rateably according to its Pro Rata Share as of the Issuance Date of a particular Letter from and against any and all losses and claims of any kind or nature whatsoever which may be imposed on, incurred by, or asserted against the Fronting Lender in any way relating to or arising out of any issuance of such Letter; provided, that no Lender shall be liable for any portion of such losses and claims resulting from the Fronting Lender’s gross negligence or wilful misconduct; and

(i)	all other provisions of this Agreement applicable to Letters shall be applicable to any such issuance by the Fronting Lender.

3.14            Notice Periods

Each Drawdown Notice, Rollover Notice and Conversion Notice shall be given to the Agent:

(a)	prior to 9:00 a.m. (Toronto time) on the third Business Day prior to the date of a drawdown of a Letter;

(b)	prior to 9:00 a.m. (Toronto time) on the third Business Day prior to the date of any drawdown of, rollover of, conversion into or conversion of a Term Benchmark Loan or a CORRA Loan; and

(c)	prior to 9:00 a.m. (Toronto time) on the date of any other drawdown, rollover or conversion.

3.15            Swingline Loans

Subject to the following provisions of this Section, overdrafts on the accounts of the Borrower maintained with the Agent shall be deemed to be outstanding as an extension of credit to the Borrower from the Swingline Lender under the Credit Facility (each, a “Swingline Loan”) as follows:

(i)	in the case of overdrafts in Canadian dollars, as Prime Rate Loans; and

(ii)	in the case of overdrafts in United States dollars, as Base Rate Canada Loans.

For certainty, notwithstanding Section 4.1, no Drawdown Notice need be delivered by the Borrower in respect of Swingline Loans:

(a)	Except as otherwise specifically provided herein, all references to Prime Rate Loans and Base Rate Canada Loans shall include Swingline Loans made in Canadian and United States dollars, respectively.

(b)	Swingline Loans shall be made by the Swingline Lender alone, without assignment to or participation by the other Lenders.

(c)	The aggregate principal amount of the Swingline Loans shall not exceed $50,000,000 or the U.S. Dollar Equivalent thereof.

(d)	If the Borrower shall request a drawdown under the Credit Facility other than under this Section 3.15 (a “Syndicated Drawdown”) and the Swingline Lender’s Pro Rata Share of such Syndicated Drawdown would cause the Swingline Lender’s Pro Rata Share of all Syndicated Loans together with the Swingline Loans then outstanding to exceed the Swingline Lender’s Individual Commitment then the Borrower shall be deemed to have given a repayment notice notifying the Agent of a repayment of the Swingline Loans to the extent of such excess (without any bonus or penalty being payable in respect thereof) and the Borrower shall make such repayment on the requested date of such Syndicated Drawdown. For the purposes hereof “Syndicated Loans” means all credit outstanding under the Credit Facility other than Swingline Loans.

(e)	The Borrower may make repayments of Swingline Loans (together with accrued interest thereon) by deposit to the applicable account of the Borrower from time to time without penalty.

(f)	All interest payments and principal repayments of or in respect of Swingline Loans shall be solely for the account of the Swingline Lender. Subject to Section 3.15(g), all costs and expenses relating to the Swingline Loans shall be solely for the account of the Swingline Lender.

(g)	Notwithstanding anything to the contrary herein contained or contrary to the provisions of Law, (a) if an Event of Default occurs and is continuing or (b) if the Swingline Lender so requires, and there are then outstanding any Swingline Loans, then, effective on the day of notice to that effect to the other Lenders with Individual Commitments from the Swingline Lender, the Borrower shall be deemed to have requested, and hereby requests, an extension of credit by way of drawdown of an amount of Syndicated Loans, in the currency or currencies of the Swingline Loans, sufficient to repay the Swingline Loans and accrued and unpaid interest in respect thereof, and on the day of receipt of such notice, each of the other relevant Lenders shall disburse to the Swingline Lender its respective Pro Rata Share of such amounts and such amounts shall thereupon be deemed to have been advanced by the relevant Lenders to the Borrower and to constitute Syndicated Loans (by way of Base Rate Canada Loans if the Swingline Loans were so denominated or Prime Rate Loans if the Swingline Loans were so denominated, or both). Such Syndicated Loans shall be deemed to be comprised of principal and accrued and unpaid interest in the same proportions as the corresponding Swingline Loans. If a relevant Lender does not disburse to the Swingline Lender its respective Pro Rata Share of any amount under this Section 3.15(f) then, for the purpose only of any distributions or payments to such Lenders (and not, for greater certainty, for purposes of any obligations of such Lenders, including those under Section 14.10), including any distribution or payment with respect to the Borrower in the event of any enforcement or realization proceedings or any bankruptcy, winding-up, liquidation, arrangement, compromise or composition, the Individual Commitment of such Lender shall be deemed to be nil and the Individual Commitment of the Swingline Lender shall be increased by the Individual Commitment of such Lender until the amounts owed by the Borrower are outstanding to each relevant Lender in accordance with its Pro Rata Share determined without regard to this sentence. If any amount disbursed by a relevant Lender to the Swingline Lender under this Section 3.15(f) and deemed to have been advanced to the Borrower must be repaid by the Swingline Lender or by the relevant Lender to the Borrower then no reduction of the Swingline Loans as contemplated above shall be deemed to have occurred, but the relevant Lenders shall purchase participations in the Swingline Loans (without recourse to the Swingline Lender) for an amount or otherwise effect transactions to achieve the financial results contemplated by this Section.

(h)	For certainty, it is hereby acknowledged and agreed that the Lenders shall be obligated to advance their Pro Rata Share of an extension of credit by way of drawdown contemplated by Section 3.15(f) and to disburse to the Swingline Lender their Pro Rata Shares of the Syndicated Loan referenced therein irrespective of:

(i)	whether a Default or Event of Default is then continuing or whether any other condition in Article 12 is met; and

(ii)	whether or not the Borrower has in fact actually requested such extension of credit by way of drawdown (by delivery of a Drawdown Notice or otherwise).

Article 4
DRAWDOWN

4.1            Drawdown

Subject to the terms and conditions hereof and provided that all of the applicable conditions precedent set forth in Article 12 have been fulfilled by the Borrower or waived by the Agent, the Borrower may obtain credit under the Credit Facility from time to time by way of drawdown by giving to the Agent an irrevocable notice (the “Drawdown Notice”) in accordance with Section 3.14, in substantially the form of Schedule F hereto, which notice shall specify:

(a)	the date of the drawdown;

(b)	whether the credit is to be extended by way of Loan or Letter or a combination thereof;

(c)	to the extent credit is to be extended by way of Loan, the type of Loan and principal amount thereof;

(d)	in the case of any credit to be extended by way of Term Benchmark Loan or a CORRA Loan, the applicable Interest Period;

(e)	if the credit is to be obtained by way of Letter, the type of Letter, whether the Letter is to be issued pursuant to Section 3.11 or 3.13, the date of issuance of the Letter, the named beneficiary of the Letter, the maturity date and amount of the Letter, the currency of denomination of the Letter and all other terms of the Letter; and

(f)	the details of any irrevocable authorization and direction pursuant to Section 3.2.

Article 5
ROLLOVERS

5.1            CORRA Loans

Subject to the terms and conditions hereof and provided that the Borrower has, by giving notice to the Agent in accordance with Section 5.3 requested the Lenders to continue to make credit available by way of CORRA Loans to replace all or a portion of an outstanding CORRA Loan at the end of its Interest Period, each Lender shall, at the end of the Interest Period of such CORRA Loan, continue to make credit available to the Borrower by way of a Term CORRA Loan or Daily Compounded CORRA Loan, as applicable (without a further advance of funds to the Borrower), in the principal amount equal to its Pro Rata Share of the principal amount of the CORRA Loan to be replaced or the portion thereof to be replaced.

5.2            Term Benchmark Loans and CORRA Loans

Subject to the terms and conditions hereof and provided that the Borrower has, by giving notice to the Agent in accordance with Section 5.3, requested the Lenders to continue to extend credit by way of Term Benchmark Loans or CORRA Loans, as the case may be, to replace all or a portion of an outstanding Term Benchmark Loan or CORRA Loan, as the case may be, as it matures, each Lender shall, on the maturity of such Term Benchmark Loan or CORRA Loan, as the case may be, continue to extend credit to the Borrower by way of a Term Benchmark Loan or CORRA Loan, as the case may be, (without a further advance of funds to the Borrower) in the principal amount equal to such Lender’s Pro Rata Share of the principal amount of the matured Term Benchmark Loan or the matured CORRA Loan, as the case may be.

5.3            Rollover Notice

The notice to be given to the Agent pursuant to Section 5.1 or 5.2 (the “Rollover Notice”) shall be irrevocable, shall be given in accordance with Section 3.14 and be in substantially the form of Schedule G hereto and shall specify:

(a)	the maturity date of the maturing CORRA Loan or Term Benchmark Loan, as the case may be;

(b)	the principal amount of the maturing Term Benchmark Loan or CORRA Loan, as the case may be, and the portion thereof to be replaced; and

(c)	in the case of a maturing Term Benchmark Loan or CORRA Loan, the Interest Period or Interest Periods of the replacement Term Benchmark Loans or CORRA Loans, as applicable.

Article 6
CONVERSIONS

6.1            Converting a Loan to Another Type of Loan

Subject to the terms and conditions hereof and provided that the Borrower has, by giving notice to the Agent in accordance with Section 6.4, requested that all or a portion of an outstanding Loan of a particular type be converted into another type of Loan, each Lender shall, on the date of conversion (which, in the case of the conversion of all or a portion of an outstanding Term Benchmark Loan, Term CORRA Loan or Daily Compounded CORRA Loan, shall be the last day of the Interest Period of such Loan), continue to make credit available to the Borrower by way of the type of Loan into which the outstanding Loan or a portion thereof is converted (with a repayment and a subsequent advance of funds to the Borrower) in the principal amount equal to its Pro Rata Share of the aggregate principal amount as provided in the Conversion Notice.

6.2            [Reserved]

6.3            [Reserved]

6.4            Conversion Notice

The notice to be given to the Agent pursuant to Section 6.1 (the “Conversion Notice”) shall be irrevocable, shall be given in accordance with Section 3.14 and be in substantially the form of Schedule H hereto and shall specify:

(a)	the type of Loan to be converted;

(b)	the date on which the conversion is to take place;

(c)	the principal amount of the Loan or the portion thereof which is to be converted;

(d)	the type and amount of the Loan into which the outstanding Loan is to be converted; and

(e)	if an outstanding Loan is to be converted into a Term Benchmark Loan or a CORRA Loan, the applicable Interest Period of the new Term Benchmark Loan or CORRA Loan, as applicable.

6.5            Absence of Notice

In the absence of a Rollover Notice or Conversion Notice within the appropriate time periods referred to herein, a maturing CORRA Loan shall be automatically converted to a Prime Rate Loan and a maturing Term Benchmark Loan shall be automatically converted to a Base Rate Canada Loan as though a notice to such effect had been given in accordance with Section 6.4.

6.6            Conversion after Default

If a Default has occurred and is continuing at 9:00 a.m. (Toronto time) on the first Business Day prior to the maturity of a CORRA Loan or Term Benchmark Loan, such CORRA Loan shall automatically convert into a Prime Rate Loan and such Term Benchmark Loan shall automatically convert into a Base Rate Canada Loan as though a notice to such effect had been given in accordance with Section 6.4.

Article 7
INTEREST RATES AND FEES

7.1            Interest Rates

The Borrower shall pay to the Lenders, in accordance with Section 3.8, interest on the outstanding principal amount from time to time of each Loan made to it under the Credit Facility from time to time at the rate per annum equal to:

(a)	the Prime Rate plus the Applicable Margin in the case of each Prime Rate Loan;

(b)	the Alternate Base Rate Canada plus the Applicable Margin in the case of each Base Rate Canada Loan;

(c)	in the case of each Term CORRA Loan, Adjusted Term CORRA plus the Applicable Margin;

(d)	in the case of each Daily Compounded CORRA Loan, Adjusted Daily Compounded CORRA plus the Applicable Margin; and

(e)	the ~~Adjusted~~ Term SOFR Rate plus the Applicable Margin in the case of each Term Benchmark Loan.

7.2            Calculation and Payment of Interest

(a)	Interest on the outstanding principal amount from time to time of each Loan and on the amount of overdue interest outstanding thereon from time to time shall accrue from day to day from and including the date on which the credit is obtained by way of such Loan or the date on which such payment of overdue interest was due, as the case may be, to but excluding the date on which such Loan or such overdue interest, as the case may be, is repaid in full (both before and after maturity and as well after as before judgment) and shall be calculated on the basis of the actual number of days elapsed divided by (x) 365 (or 366 in the case of a leap year), in the case of a Prime Rate Loan or a Base Rate Canada Loan (or any overdue interest thereon) (y) 365, in the case of a Term CORRA Loan or a Daily Compounded CORRA Loan (or any overdue interest thereon) and (z) 360, in the case of a Term Benchmark Loan (or any overdue interest thereon).

(b)	Accrued interest shall be paid,

(i)	in the case of interest on Prime Rate Loans and Base Rate Canada Loans, monthly in arrears on the last Business Day of each calendar month;

(ii)	in the case of interest on Term CORRA Loans, on the last day of the applicable Interest Period, on the prepayment of any portion of such Term CORRA Loan and on the termination of the Credit Facility;

(iii)	in the case of interest on Daily Compounded CORRA Loans, on the last day of the applicable Interest Period, on the prepayment of any portion of such Daily Compounded CORRA Loan and on the termination of the Credit Facility; and

(iv)	in the case of interest on Term Benchmark Loans, on the last day of the applicable Interest Period; provided that, in the case of Interest Periods of a duration longer than three months, accrued interest shall be paid no less frequently than every three months from the first day of such Interest Period during the term of such Interest Period and on the date on which such Loans are otherwise required to be repaid.

7.3	General Interest Rules

(a)	For the purposes hereof, whenever interest is calculated on the basis of a year of 360, 365 or 366 days, each rate of interest determined pursuant to such calculation expressed as an annual rate for the purposes of the Interest Act (Canada) is equivalent to such rate as so determined multiplied by the actual number of days in the calendar year in which the same is to be ascertained and divided by 360, 365 or 366, respectively. The Borrower confirms that it fully understands and is able to calculate the rates of interest and fees applicable to advances based on the methodology for calculating per annum rates provided for in this Agreement. The Agent agrees that if requested in writing by the Borrower it will calculate the nominal and effective per annum rate of interest or fees on any advance outstanding at the time of such request and provide such information to the Borrower promptly following such request; provided that any error in any such calculation, or any failure to provide such information on request, shall not relieve the Borrower of any of its obligations under this Agreement or any other Loan Document, nor result in any liability to the Agent or any Lender. To the extent permitted by law, the Borrower hereby irrevocably agrees not to plead or assert, whether by way of defence or otherwise, in any proceeding relating to any Loan Document, that the interest or fees payable under any Loan Document and the calculation thereof has not been adequately disclosed to the Borrower, whether pursuant to section 4 of the Interest Act (Canada) or any other applicable law or legal principle.

(b)	Interest on each Loan shall be payable in the currency in which such Loan is denominated during the relevant period.

(c)	If the Borrower fails to pay any principal, interest, interest equivalent, fee or other material amount of any nature payable by it hereunder on the due date therefor, the Borrower shall pay to the Lenders interest on such overdue amount in the same currency as such overdue amount is payable from and including such due date to but excluding the date of actual payment (as well after as before judgment) at the rate per annum, calculated and compounded monthly, which is equal to:

(i)	the Alternate Base Rate Canada plus 2% per annum in the case of overdue amounts denominated in U.S. dollars; and

(ii)	the Prime Rate plus 2% per annum in the case of all other overdue amounts.

Such interest on overdue amounts shall become due and be paid on demand by the Agent.

7.4	Selection of Interest Periods

(a)	With respect to each Term Benchmark Loan, the Borrower shall specify in the Drawdown Notice, Rollover Notice or Conversion Notice, the duration of the Interest Period provided that:

(i)	Interest Periods for Term Benchmark Loans shall have a duration of one (1) month, three (3) months or six (6) months or a SOFR Non-Standard Interest Period as the Agent may agree to, subject to availability, provided that in the event the Borrower fails to specify an Interest Period for any Term Benchmark Loan in the applicable Drawdown Notice, Conversion Notice or Rollover Notice, the Borrower shall be deemed to have selected an Interest Period of one month;

(ii)	the first Interest Period for a Term Benchmark Loan shall commence on and include the date on which credit is obtained by way of such Term Benchmark Loan and each subsequent Interest Period applicable thereto shall commence on and include the date of the expiry of the immediately preceding Interest Period applicable thereto; and

(iii)	if any Interest Period would end on a day which is not a Business Day, such Interest Period shall be extended to the next succeeding Business Day unless such next succeeding Business Day falls in the next calendar month, in which case such Interest Period shall be shortened to end on the immediately preceding Business Day.

(b)	With respect to each Term CORRA Loan, the Borrower shall specify in the Drawdown Notice, Rollover Notice or Conversion Notice, the duration of the Interest Period provided that:

(i)	Interest Periods for Term CORRA Loans shall have a duration of one (1) month or three (3) months or a Non-Standard Interest Period as the Agent may agree to (in each case, subject to availability), provided that in the event the Borrower fails to specify an Interest Period for any Term CORRA Loan in the applicable Drawdown Notice, Conversion Notice or Rollover Notice, the Borrower shall be deemed to have selected an Interest Period of one month;

(ii)	the first Interest Period for a Term CORRA Loan shall commence on and include the date on which credit is obtained by way of such Term CORRA Loan and each subsequent Interest Period applicable thereto shall commence on and include the date of the expiry of the immediately preceding Interest Period applicable thereto; and

(iii)	if any Interest Period would end on a day which is not a Business Day, such Interest Period shall be extended to the next succeeding Business Day unless such next succeeding Business Day falls in the next calendar month, in which case such Interest Period shall be shortened to end on the immediately preceding Business Day.

(c)	With respect to each Daily Compounded CORRA Loan, the Borrower shall specify in the Drawdown Notice, Rollover Notice or Conversion Notice, the duration of the Interest Period provided that:

(i)	Interest Periods for Daily Compounded CORRA Loans shall have a duration of one (1) month, subject to availability;

(ii)	the first Interest Period for a Daily Compounded CORRA Loan shall commence on and include the date on which credit is obtained by way of such Daily Compounded CORRA Loan and each subsequent Interest Period applicable thereto shall commence on and include the date of the expiry of the immediately preceding Interest Period applicable thereto; and

(iii)	if any Interest Period would end on a day which is not a Business Day, such Interest Period shall be extended to the next succeeding Business Day unless such next succeeding Business Day falls in the next calendar month, in which case such Interest Period shall be shortened to end on the immediately preceding Business Day.

7.5	Maximum Rate Permitted by Law

No interest or fee to be paid hereunder shall be paid at a rate exceeding the maximum rate permitted by applicable Law. In the event that such interest or fee exceeds such maximum rate, such interest or fees shall be reduced or refunded, as the case may be, so as to be payable at the highest rate recoverable under applicable Law.

7.6	Standby Fees

Upon the first Business Day of each Fiscal Quarter commencing after the date hereof and on the date the Credit Facility is terminated in accordance with Section 2.5, the Borrower shall pay to the Lenders, in arrears, a standby fee (a “Standby Fee”), calculated and accruing daily from and including the date hereof to but excluding the date the Credit Facility is terminated in accordance with Section 2.5 at the rate per annum, calculated on the basis of a year of 365 days, equal to the Applicable Margin on the amount of the Available Credit.

7.7	Letter Fees

The Borrower shall pay to the Lenders, in accordance with Section 3.8, an issuance fee quarterly in arrears on the first Business Day of each Fiscal Quarter, calculated at a rate per annum, on the basis of a year of 365 days or 366 days in the case of a leap year, equal to the Applicable Margin and on the amount of each such Letter for the number of days in the preceding Fiscal Quarter on which such Letter was outstanding. For certainty, the preceding sentence shall not apply to any Letters that were issued under the Existing Credit Agreement with respect to which issuance fees were paid by the Borrower in full upon issuance. In addition, with respect to all Letters, the Borrower shall from time to time pay to the Lenders their usual and customary fees (at the then prevailing rates) (other than issuance or fronting fees, each of which is otherwise dealt with herein) for the amendment, delivery and administration of letters of credit such as the Letters.

7.8	Interest and Fee Adjustment

Subject to the limitations expressed in this Section, the changes in the interest rate margins and fee rates contemplated in the definition of Applicable Margin shall be effective on (i) the effective date for any change in the Pricing Rating (as announced by the applicable Major Credit Rating Agency); or (ii) the date of the occurrence of an Event of Default, as the case may be (and, for greater certainty, in the case of CORRA Loans, Term Benchmark Loans or Letters shall not be effective for that portion of the remaining term of any outstanding CORRA Loan, Term Benchmark Loan or Letter on and after such date but shall only be effective on the last day of such term). No change in the Applicable Margin which would result in a reduction of applicable interest rate margins and fee rates hereunder shall be permitted at any time that an Event of Default has occurred and is continuing hereunder.

Article 8
CAPITAL, INDEMNITY AND TAX PROVISIONS

8.1	Conditions of Credit.

The obtaining or maintaining of credit hereunder shall be subject to the terms and conditions contained in this Article 8.

8.2	Change of Circumstances

(a)	If, after the date hereof, the introduction of or any change in or in the interpretation of, or any change in its application to any Lender (the “Affected Party”), any Law of any Governmental Authority (whether or not having the force of Law but, if not having the force of Law, one with which a responsible Canadian chartered bank would comply), including, without limitation, any reserve or special deposit requirement or any tax (other than tax on an Affected Party’s income) or any capital requirement, has, due to an Affected Party’s compliance, the effect, directly or indirectly, of (i) increasing the cost to such Affected Party of performing its obligations hereunder; (ii) reducing any amount received or receivable by such Affected Party hereunder or its effective return hereunder or on its capital; or (iii) causing such Affected Party to make any payment or to forego any return based on any amount received or receivable hereunder by such Affected Party, then, upon demand (which demand shall be accompanied by a certificate setting out the reason for and the calculation of the relevant amount) from time to time the Borrower shall pay such amount as shall compensate such Affected Party for any such cost, reduction, payment or foregone return accruing to the date of the aforesaid demand from a date not exceeding 60 days prior to such date of demand (the “Additional Compensation”); provided that the Borrower shall be obligated under this Section 8.2(a) to compensate such Affected Party for any increase in such Affected Party’s capital adequacy requirements measured against its outstanding obligations hereunder only to the extent such capital adequacy requirements are in excess of the capital adequacy requirements as of the date hereof. Any certificate of an Affected Party in respect of the foregoing will be conclusive and binding upon the Borrower, except for manifest error, provided that such Affected Party shall determine the Additional Compensation owing to it in good faith using any reasonable averaging and attribution methods.

(b)	Each Affected Party agrees that, as promptly as practicable after it becomes aware of the occurrence of an event or the existence of a condition that would cause it to seek Additional Compensation from the Borrower pursuant to Section 8.2(a), it will use reasonable efforts to make, fund or maintain the affected credit through another lending office or take such other actions as it deems appropriate if as a result thereof the Additional Compensation which would otherwise be required to be paid in respect of such credit pursuant to Section 8.2(a), would be reduced and if, as determined by such Affected Party in its sole discretion, the making, funding or maintaining of such credit through such other lending office or the taking of such other actions would not otherwise adversely affect such credit or such Affected Party and would not, in such Affected Party’s sole discretion, be commercially unreasonable. Each Affected Party further agrees that if such Affected Party subsequently recovers all or part of the Additional Compensation paid by the Borrower, it shall repay an equal amount to the Borrower. Subject to Section 8.4, the Borrower shall be entitled to prepay any outstanding credit hereunder which is the subject of a demand for Additional Compensation under this Section 8.2 without notice, bonus or penalty. Additional Compensation shall only be payable by the Borrower pursuant to this Section 8.2 if similar compensation is being claimed as a general practice from customers of such Affected Party who by agreement are liable to pay similar compensation.

(c)	Notwithstanding the foregoing provisions, a Lender shall only be entitled to rely upon the provisions of this Section 8.2 if and for so long as it is not treating the Borrower in any materially different or in any materially less favourable manner than is applicable to any other customers of the relevant Lender, where such other customers are bound by similar provisions to the foregoing provisions of this Section 8.2.

8.3	Failure of Lenders to Fund as a Result of Change of Circumstances

If any Lender but not all of the Lenders seeks Additional Compensation pursuant to Section 8.2(a) or becomes a Defaulting Lender or Non-FATCA Compliant Lender (in each case, the “Affected Lender”), then the Borrower may indicate to the Agent in writing that it desires to replace the Affected Lender with one or more of the other Lenders, and the Agent shall then forthwith give notice to the other Lenders that any Lender or Lenders may, in the aggregate, assume all (but not part) of the Affected Lender’s Individual Commitment and obligations under the Credit Facility and, in the aggregate, acquire all (but not part) of the rights of the Affected Lender hereunder and assume all (but not part) of the obligations of the Affected Lender under each of the other Loan Documents to the extent they relate to the Credit Facility (but in no event shall any other Lender or the Agent be obliged to do so). If one or more Lenders shall so agree in writing (herein collectively called the “Assenting Lenders” and individually called an “Assenting Lender”) with respect to such acquisition and assumption, the Individual Commitment and the obligations of such Assenting Lender under the Credit Facility and the rights and obligations of such Assenting Lender under each of the other Loan Documents to the extent they relate to the Credit Facility shall be increased by its respective pro rata share (based on the relative Individual Commitments of the Assenting Lenders) of the Affected Lender’s Pro Rata Share of such credit and Individual Commitment and obligations under the Credit Facility and rights and obligations under each of the other Loan Documents to the extent they relate to the Credit Facility on a date mutually acceptable to the Assenting Lenders and the Borrower. On such date, the Assenting Lenders shall pay to the Affected Lender the advances of the Affected Lender then outstanding, together with all interest accrued thereon and all other amounts owing to the Affected Lender hereunder, and, upon such payment by the Assenting Lenders, the Affected Lender shall cease to be a “Lender” for purposes of this Agreement and shall no longer have any obligations hereunder. Upon the assumption of the Affected Lender’s Individual Commitment or portion thereof as aforesaid by an Assenting Lender, Schedule A hereto shall be deemed to be amended to increase the Individual Commitment of such Assenting Lender under the Credit Facility by the amount of such assumption. If all of the Affected Lender’s rights and obligations under the Loan Documents to the extent they relate to the Credit Facility have not been acquired and assumed by Assenting Lenders, the Borrower may locate other financial institutions (“Substitute Lenders”) who are satisfactory to the Agent, acting reasonably, and who acquire and assume all of the balance of the rights and obligations of the Affected Lender under the Loan Documents to the extent they relate to the Credit Facility on a date mutually acceptable to the Borrower and the Substitute Lenders, any such assignment and assumption to be effected in accordance with the procedures set out in Section 15.6(c). If all of the Affected Lender’s rights and obligations under the Loan Documents to the extent they relate to the Credit Facility have not been acquired and assumed by Assenting Lenders and Substitute Lenders, then provided there does not then exist any Default and no Event of Default has occurred and not been remedied or waived, the Borrower may, at its election, repay all outstanding amounts due to such Affected Lender (or such portion which has not been acquired by Assenting Lenders and Substitute Lenders, as the case may be) and thereupon the Individual Commitment of the Affected Lender shall be permanently cancelled and the aggregate amount of Individual Commitments shall be permanently reduced by the same amount and the Individual Commitment of each of the other Lenders shall remain the same.

8.4	Indemnity Relating to Credits

Upon notice from the Agent or a Lender (which notice shall be accompanied by a detailed calculation of the amount to be paid by the Borrower), the Borrower shall pay to such Lender such amount or amounts as will compensate the Agent or such Lender for any loss, cost or expense incurred by it:

(a)	in the liquidation or redeposit of any funds acquired by the Lender to fund or maintain any portion of a Term Benchmark Loan or CORRA Loan as a result of:

(i)	the failure of the Borrower to borrow or make repayments on the dates specified under this Agreement or in any notice from the Borrower to the Agent (provided that if any notice specifies the repayment of a Term Benchmark Loan or a CORRA Loan at any time other than its maturity date, then the Borrower shall be responsible for any loss, costs or expenses referred to above); or

(ii)	the repayment or prepayment of any amounts on a day other than the payment dates prescribed herein;

(b)	in converting United States dollars into Canadian dollars or Canadian dollars into United States dollars as a result of the failure of the Borrower to make repayments of outstanding credit hereunder in the currency in which such outstanding credit was denominated; or

(c)	with respect to any Letter, arising from claims or legal proceedings, and including reasonable legal fees and disbursements, respecting the obtaining of credit by the Borrower by way of such Letter, the collection of amounts owed by the Borrower hereunder in respect of such Letter or the enforcement of the Agent’s or any Lender’s rights hereunder in respect of such Letter including, without limitation, legal proceedings attempting to restrain the Agent or any Lender from paying any amount under such Letter. Notwithstanding anything contained in this Section 8.4, the foregoing obligations of indemnification shall not apply in respect of any loss, cost or expense incurred by the Agent or any Lender arising in connection with any Erroneous Payment

8.5	Indemnity for Transactional and Environmental Liability

(a)	The Borrower hereby agrees to indemnify, exonerate and hold the Agent, each Lender and each of their respective shareholders, officers, directors, employees and agents (collectively, the “Indemnified Parties”) free and harmless from and against any and all claims, demands, actions, causes of action, suits, losses, costs (including, without limitation, all documentary, recording, filing, mortgage or other stamp taxes or duties), charges, liabilities and damages, and reasonable expenses in connection therewith (irrespective of whether such Indemnified Party is a party to the action for which indemnification hereunder is sought), and including, without limitation, reasonable legal fees and reasonable out-of-pocket disbursements and amounts paid in settlement of any and every kind whatsoever (collectively, in this Section 8.5(a), the “Indemnified Liabilities”), paid, incurred or suffered by, or asserted against, the Indemnified Parties or any of them as a result of, or arising out of, or relating to (i) the extension of credit contemplated herein, (ii) any transaction financed or to be financed in whole or in part, directly or indirectly, with the proceeds of any credit extended hereunder, (iii) any actual or threatened investigation, litigation or other proceeding relating to any credit extended or proposed to be extended as contemplated herein or (iv) the execution, delivery, performance or enforcement of any Loan Document and any instrument, document or agreement executed pursuant hereto or thereto, except for any such Indemnified Liabilities (x) that a court of competent jurisdiction determines in a final non-appealable decision arose on account of the relevant Indemnified Party’s gross negligence or wilful misconduct or (y) that constitute loss of profit, loss of income or revenue or loss of business opportunity of such Indemnified Party.

(b)	Without limiting the generality of the indemnity set out in Section 8.5(a), the Borrower hereby further agrees to indemnify, exonerate and hold the Indemnified Parties free and harmless from and against any and all claims, demands, actions, causes of action, suits, losses, costs, charges, liabilities and damages, and reasonable expenses in connection therewith, including, without limitation, reasonable legal fees and reasonable out-of-pocket disbursements, and amounts paid in settlement, of any and every kind whatsoever (collectively, in this Section 8.5(b), the “Indemnified Liabilities”), paid, incurred or suffered by, or asserted against the Indemnified Parties or any of them for, with respect to, or as a direct or indirect result of, (i) the presence on or under, or the escape, seepage, leakage, spillage, discharge, emission or release from, any real property legally or beneficially owned (or any estate or interest which is owned), leased, occupied or operated by the Borrower or any of its Subsidiaries of any Hazardous Material or (ii) the breach or violation of any Environmental Law by the Borrower or any of its Subsidiaries, regardless of whether caused by, or within the control of, the Borrower or such Subsidiary, except for any such Indemnified Liabilities (x) that a court of competent jurisdiction determines arose on account of the relevant Indemnified Party’s gross negligence or wilful misconduct, (y) that constitute loss of profit, loss of income or revenue or loss of business opportunity of such Indemnified Party or (z) that would have been paid, incurred or suffered by or asserted against the Indemnified Parties or any of them in the absence of the Loan Documents and the arrangements contemplated thereby.

(c)	Each Indemnified Party shall notify the Borrower as soon as reasonably practicable upon becoming aware of facts which the Indemnified Party believes in good faith could give rise to a claim under this Section 8.5. No Indemnified Party shall settle or pay any third party claim for which indemnification may be sought except with the prior written consent of the Borrower. The Borrower shall have the right to participate in or assume control of the defence of any third party claim, with the advice of counsel satisfactory to the Borrower. To the extent an Indemnified Party shall have rights against any third party, including an insurer, with respect to an indemnified matter hereunder, such Indemnified Party shall make such claim and promptly remit the proceeds thereof to reimburse the Borrower for amounts paid by it under this Section 8.5 in respect of such matter; provided, however, that such Indemnified Party shall only be obligated to remit any such proceeds to the extent it has received payment in full from the Borrower with respect to such indemnified matter.

(d)	All obligations provided for in this Section 8.5 shall survive the permanent repayment of all of the outstanding credit hereunder and the termination of the Credit Facility and this Agreement and shall not be reduced or impaired by any investigation made by or on behalf of the Agent, the Lenders or any of them.

(e)	The Borrower hereby agrees that, for the purposes of effectively allocating the risk of loss placed on the Borrower by this Section 8.5, the Agent and each Lender shall be deemed to be acting as the agent or trustee on behalf of and for the benefit of their respective shareholders, officers, directors, employees and agents.

(f)	If, for any reason, the obligations of the Borrower pursuant to this Section 8.5 shall be unenforceable, the Borrower agrees to make the maximum contribution to the payment and satisfaction of each obligation that is permissible under applicable Law, except to the extent that a court of competent jurisdiction determines such obligations arose on account of the gross negligence or wilful misconduct of any Indemnified Party.

(g)	Notwithstanding anything contained in this Section 8.5, the foregoing obligations of indemnification shall not apply in respect of any claims, demands, actions, causes of action, suits, losses, costs, charges, liabilities and damages, and reasonable expenses in connection therewith, including, without limitation, reasonable legal fees and reasonable out of pocket disbursements, and amounts paid in settlement, of any and every kind whatsoever incurred by any Indemnified Party arising in connection with any Erroneous Payment.

8.6	Gross-Up for Taxes

(a)	(i) All payments made by the Borrower under this Agreement shall be made free and clear of, and without deduction or withholding for or on account of, any Taxes except to the extent that such deduction or withholding is required by any applicable Law, as modified by the administrative practice of any relevant Governmental Authority then in effect. If any such Taxes are required to be withheld from any amount payable to the Agent or any Lender hereunder, or if the Agent or any Lender is subject to Taxes under Part XIII of the Tax Act (or any successor part) in respect of any such amount but such Taxes are not levied by way of deduction or withholding (“Part XIII Tax Payable”), the Borrower shall:

(A)	promptly notify the Agent of such requirement;

(B)	(1) pay to the relevant Governmental Authority the full amount required to be deducted or withheld (including the full amount of Taxes required to be deducted or withheld from any additional amount paid by the Borrower to the Agent or such Lender under this Section 8.6(a)), or, as the case may be,

(2)	a.	pay to the relevant Governmental Authority, or

b.	if the Borrower has not been provided by the Agent or such Lender with any authorization and/or particulars that are required for the Borrower to make such payment to the relevant Governmental Authority, pay to the Agent or such Lender, as the case may be, the full amount of any Part XIII Tax Payable in respect of such amount (including the full amount of Part XIII Tax Payable on any additional amount paid by the Borrower to the Agent or such Lender under this Section 8.6(a)). If (B)(1) or (2)a applies, the Borrower shall pay such amount to such Governmental Authority within the time period required by applicable Law for Taxes referred to in (B) that are required to be deducted or withheld. If (2)b applies, the Borrower shall pay such amount to the Agent or such Lender, as applicable, at least three Business Days before the expiration of the aforementioned time period;

(C)	as promptly as possible thereafter, forward to the Agent and such Lender an official receipt (or a certified copy), or other documentation reasonably acceptable to the Agent and such Lender, evidencing any such payment to such Governmental Authority; and

(D)	pay to the Agent or such Lender, in addition to the payment to which the Agent or such Lender is otherwise entitled under this Agreement, such additional amount as is necessary to ensure that the net amount actually received by the Agent or such Lender (free and clear of and net of any such Taxes (including the full amount of any Part XIII Tax Payable), whether assessable against the Borrower, the Agent or such Lender) will equal the full amount the Agent or such Lender would have received had no such deduction or withholding been required or no Part XIII Tax Payable been levied, as the case may be.

(ii)	If the Borrower fails to pay to the relevant Governmental Authority or the Agent or any Lender within the time period referenced in Section 8.6(a)(i)(B) any Taxes that it was required to pay to such Governmental Authority or the Agent or such Lender, as applicable, under this Section 8.6(a) in respect of any payment to or for the benefit of the Agent or any Lender under this Agreement or fails to furnish the Agent or such Lender, as applicable, with the documentation referred to in Section 8.6(a) when required to do so, the Borrower shall forthwith on demand fully indemnify the Agent or such Lender, as applicable, on an after-Taxes basis, from and against any Taxes (including interest and penalties), losses and expenses which the Agent or such Lender may suffer or incur as a result of such failure.

(iii)	The Borrower shall also indemnify the Agent and each Lender, on an after-Taxes basis, for any additional Taxes on net income (including interest and penalties in respect thereof) that the Agent or such Lender may be obliged to pay as a result of the payment of additional amounts under this Section 8.6(a) within ten (10) days from the date the Agent or such Lender, as applicable, makes written demand therefor, accompanied by a certificate stating the amount of the relevant Taxes, including interest and/or penalties, and the computation thereof, which certificate shall (absent manifest error) be conclusive.

(iv)	The Borrower’s obligations under this Section 8.6(a) shall survive the termination of the Credit Facility and this Agreement and the permanent repayment of the outstanding credit and all other amounts payable hereunder.

(b)	Notwithstanding Section 8.6(a), the Borrower shall not be required to indemnify or pay any additional amounts in respect of Taxes (including, for greater certainty, Part XIII Tax Payable) applicable to any amount payable with respect to any outstanding credit or portion thereof pursuant to Section 8.6(a) above to any Lender that is not a Canadian Qualified Lender, unless such outstanding credit or portion thereof, as the case may be, was assigned, participated or transferred to such Lender at the request of the Borrower, or was assigned, participated or transferred to such Lender following the occurrence of and during the continuance of an Event of Default.

(c)	If the Borrower determines in good faith that a reasonable basis exists for contesting any Taxes for which a payment has been made hereunder, the relevant Lender or the Agent, as applicable, shall cooperate with the Borrower in challenging such Taxes at the Borrower’s expense if so requested by the Borrower. If any Lender or the Agent, as applicable, receives a refund of, or credit for, Taxes for which a payment has been made by the Borrower pursuant to this Agreement, which refund or credit in the good faith judgment of such Lender or the Agent, as the case may be, is attributable to such payment made by the Borrower, then the Lender or the Agent, as the case may be, shall reimburse the Borrower for such amount as the Lender or the Agent, as the case may be, determines to be the proportion of the refund or credit as will leave it, after such reimbursement, in no better or worse position than it would have been in if such Taxes had not been exigible. A Lender or the Agent shall claim any refund or credit that it determines is available to it, unless it concludes in its reasonable discretion that it would be adversely affected by making such a claim. Neither the Lender nor the Agent shall be obliged to disclose any information regarding its tax affairs or computations to the Borrower in connection with this paragraph (c) or any other provision of this Section 8.6, except to the extent necessary for determining the basis for any amounts required to be indemnified by the Borrower under this Section 8.6.

Article 9
REPAYMENTS AND PREPAYMENTS

9.1	Repayment of Credit Facility

The aggregate credit outstanding under the Credit Facility, together with all accrued but unpaid interest thereon and all accrued but unpaid fees with respect thereto, shall be repaid in full by the Borrower to the Lenders on the Maturity Date. As concerns any Letter which, on the Maturity Date, has an expiry date later than the Maturity Date, the Borrower shall pay to the Agent, for the account of the Lenders, or the Fronting Lender, as the case may be, on the Maturity Date, the then contingent liability of the Lenders thereunder (to be held solely for the purpose of satisfying any draw under such Letter and to be held subject to Section 13.2). Following such payment by the Borrower to the Agent, for the account of the Lenders, or the Fronting Lender, as the case may be, the Borrower shall have no further liability to the Lenders with respect to any such Letter. Amounts which are repaid as aforesaid may not be reborrowed.

9.2	Extension of Maturity Date

(a)	At any time not more than once per calendar year, the Borrower may, by written request to the Agent (for the purposes of this Section 9.2, the “Extension Request”), request that the then current Maturity Date be extended for a further period which would result in the extended Maturity Date being up to five years from the effective date of the amendment effecting such Extension Request. A copy of the Extension Request shall be provided by the Agent to each of the Lenders in accordance with Section 14.18. Each Lender may, in its sole discretion and regardless of whether or not there is any Default hereunder, by written notice to the Agent (for the purposes of this Section 9.2, the “Extension Response Notice”), not later than 25 days following its receipt of such Extension Request (for the purposes of this Section 9.2, the “Extension Response Period”), approve or decline the Extension Request. If any Lender does not provide an Extension Response Notice within the Extension Response Period, such Lender shall be deemed to have declined the Extension Request. If Lenders with Individual Commitments that in the aggregate are equal to or greater than 66 2/3% of the aggregate Individual Commitments with respect to the Credit Facility of all Lenders approve the Extension Request, the Agent shall notify the Borrower and the Lenders of such approval and confirm the new Maturity Date. If Lenders with Individual Commitments with respect to the Credit Facility that in the aggregate are less than 66 2/3% of the aggregate Individual Commitments of all Lenders approve the Extension Request, the Agent shall notify the Borrower and the Lenders that the Maturity Date shall not be extended, and the aggregate credit outstanding under the Credit Facility, together with all accrued but unpaid interest thereon and all accrued but unpaid fees with respect thereto, shall be repaid in full by the Borrower to the Lenders on the Maturity Date.

(b)	If Lenders with Individual Commitments that in the aggregate are equal to or greater than 66 2/3% but less than 100% of the aggregate Individual Commitments with respect to the Credit Facility of all Lenders approve the Extension Request within the Extension Response Period (for the purposes of this Section 9.2, the “Approving Lenders”), the following shall apply:

(i)	On or before the second Business Day after the Extension Response Period, the Agent shall give written notice (for the purposes of this Section 9.2, the “Acquisition Request Notice”) to the Borrower and each Lender identifying the Approving Lenders and Lender or Lenders that have declined or are deemed to have declined the Extension Request (for the purposes of this Section 9.2, the “Declining Lenders”) and their respective Individual Commitments with respect to the Credit Facility.

(ii)	Any Approving Lender may, at its option, acquire all or any portion of the rights and obligations of the Declining Lenders under the Loan Documents to the extent that they relate to the Credit Facility (for the purposes of this Section 9.2, all of such rights and obligations being herein called the “Available Amount”) by giving written notice to the Agent (for the purposes of this Section 9.2, an “Acquisition Notice”) of the portion of the Available Amount which it is prepared to acquire (for the purposes of this Section 9.2, the “Desired Acquisition Amount”). Such Acquisition Notice shall be given within 10 days following the giving of the Acquisition Request Notice (for the purposes of this Section 9.2, such deadline being herein called the “Acquisition Deadline”). If only one Approving Lender gives an Acquisition Notice to the Agent or if more than one Approving Lender gives an Acquisition Notice to the Agent but the aggregate of their Desired Acquisition Amounts is less than or equal to the Available Amount, then each such Approving Lender shall be entitled to acquire its Desired Acquisition Amount of the rights and obligations of the Declining Lenders under the Loan Documents to the extent that they relate to the Credit Facility. If more than one Approving Lender gives an Acquisition Notice to the Agent and the aggregate of the Desired Acquisition Amounts is greater than the Available Amount, then each such Approving Lender shall be entitled to acquire a pro rata share of the rights and obligations of the Declining Lenders under the Loan Documents to the extent that they relate to the Credit Facility, such pro rata share being determined based on the relative Desired Acquisition Amount of each such Approving Lender. On or before the second Business Day following the Acquisition Deadline, the Agent shall give to the Borrower and each Lender a written notice identifying the Available Amount of each Declining Lender and the portion thereof available to be acquired by each Approving Lender. Each of such acquisitions shall be completed promptly in accordance with the procedures set out in Section 15.6(c). If the Available Amount is not completely acquired by the Approving Lenders, the Borrower may locate other Persons (for the purposes of this Section 9.2, “Substitute Lenders”) who qualify as Lenders, are satisfactory to the Agent, acting reasonably, and who acquire all or a portion of the balance of the rights and obligations of the Declining Lenders under the Loan Documents to the extent that they relate to the Credit Facility promptly in accordance with the procedures set out in Section 15.6(c). Any outstanding credit extended by the Declining Lenders to the Borrower under the Credit Facility which is not so acquired by Approving Lenders or Substitute Lenders shall be repaid and the Individual Commitments of the Declining Lenders not so acquired shall be cancelled on the then current Maturity Date (without giving effect to the Extension Request) and the amount of the Credit Facility shall thereupon be reduced by the aggregate of the Individual Commitments so cancelled. The Borrower shall comply with Section 8.4 in connection with any such prepayment. As concerns any Letter that otherwise would be subject to prepayment pursuant to this Section 9.2(b)(ii), the Borrower shall forthwith pay to the Agent or the Fronting Lender, as the case may be, an amount equal to the aggregate contingent liability of the relevant Declining Lenders under such Letter, such amount to be held by the Agent or the Fronting Lender, as the case may be, subject to Section 13.2.

9.3	Voluntary Prepayments

The Borrower shall be entitled, at its option and upon two Business Days’ irrevocable notice to the Agent, to prepay all or any portion of any outstanding credit under the Credit Facility at any time provided that (i) Section 8.4 shall be complied with in connection with any such prepayment and (ii) any such prepayment of all or any portion of any outstanding Loan shall be in an amount of no less than $2,000,000 and otherwise in multiples of $100,000. Amounts which are prepaid as aforesaid may be reborrowed.

9.4	[Reserved]

9.5	Letters Subject to an Order

The Borrower shall pay to the Agent or the Fronting Lender, as the case may be, for the account of the Lenders, or the Fronting Lender, as the case may be, an amount equal to the maximum amount available to be drawn under any unexpired Letter which becomes the subject of any Order. Payment in respect of each such Letter shall be due forthwith no later than one Business Day after demand and shall be held subject to Section 13.2.

9.6	Repayment of Credit Excess

The Borrower shall repay to the Agent for the account of the Lenders on demand by the Agent the amount of any Credit Excess existing from time to time, any such repayment to be made no later than one Business Day after the making of such demand. To the extent any such Credit Excess results solely from currency fluctuations, no such demand shall be made (unless a Default has occurred and is continuing) unless the amount of any such Credit Excess at the time of such demand exceeds 103% of the amount of the Credit Facility at such time.

9.7	Currency of Repayment

All payments and repayments of outstanding credit hereunder shall be made in the currency of such outstanding credit.

Article 10
REPRESENTATIONS AND WARRANTIES

10.1	Representations and Warranties

To induce the Agent and the Lenders to enter into this Agreement and to extend credit to the Borrower hereunder, the Borrower hereby represents and warrants to the Agent and the Lenders as at the date hereof, as at the date of each extension of credit hereunder and as of the last day of each Fiscal Quarter, as follows and acknowledges and confirms that the Agent and the Lenders are relying upon such representations and warranties in executing this Agreement and in extending credit hereunder:

(a)	Organization; Powers. Each Loan Party is duly incorporated, amalgamated or continued and is organized, validly existing and in good standing under the Laws of the jurisdiction of its organization, has all requisite corporate power and authority to carry on its business as now and formerly conducted and, except where the failure to do so, individually or in the aggregate, could not reasonably be expected to result in a Material Adverse Change, is qualified to do business in, and is in good standing in, every jurisdiction where such qualification is required.

(b)	Authorization; Enforceability. The execution and delivery of the Loan Documents and the performance of its obligations hereunder and thereunder are within the Borrower’s corporate powers and have been duly authorized by all necessary corporate and, if required, shareholder action. This Agreement and the other Loan Documents have been duly executed and delivered by the Borrower and constitute legal, valid and binding obligations of the Borrower, enforceable in accordance with their respective terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium or other Laws affecting creditors’ rights generally and subject to general principles of equity, regardless of whether considered in a proceeding in equity or at Law.

(c)	Governmental Approvals; No Conflicts. The execution and delivery of the Loan Documents and the performance of the Borrower’s obligations hereunder and thereunder (a) do not require any consent or approval of, registration or filing with, or any other action by, any Governmental Authority that have not been obtained, made or taken (except for normal course post-closing filings under applicable securities Laws or stock exchange rules, which the Borrower will make within the required time frames), (b) will not violate in any material respect any applicable Law or the articles and by-laws of the Borrower or any order of any Governmental Authority, (c) will not violate or result in a default under any indenture, agreement or other instrument binding upon the Borrower or its assets, or give rise to a right thereunder to require any payment to be made by the Borrower, and (d) will not result in the creation or imposition of any Lien on any asset of the Borrower.

(d)	Financial Condition.

(i)	The financial statements of the Borrower most recently delivered by it pursuant to Section 11.1(b)(i) or (ii), as applicable, present fairly, in all material respects (but subject always to any customary year end adjustments for any financial statements delivered pursuant to Section 11.1(b)(ii)), the consolidated financial position and results of operations and cash flows of the Borrower as of such date and for such period in accordance with GAAP.

(ii)	The fiscal year of the Borrower ends on December 31 of each calendar year.

(e)	Litigation.

(i)	Other than as previously disclosed to the Agent or the Lenders and confirmed by way of letter dated the date hereof, there are no actions, suits or proceedings (including any Tax-related matter) by or before any arbitrator or Governmental Authority pending against or, to the knowledge of the Borrower, threatened against or affecting any Loan Party (i) as to which there is a reasonable possibility of an adverse determination and that, if adversely determined, could reasonably be expected, individually or in the aggregate, to result in a Material Adverse Change, or (ii) that involve the Loan Documents.

(ii)	Except with respect to any matters that, individually or in the aggregate, could not reasonably be expected to result in a Material Adverse Change, no Loan Party (i) has failed to comply with any Environmental Law or to obtain, maintain or comply with any permit, licence or other approval required under any Environmental Law, (ii) has become subject to any Environmental Liability, (iii) has received notice of any claim with respect to any Environmental Liability, or (iv) knows of any basis for any Environmental Liability.

(f)	Compliance with Laws and Agreements. Each Loan Party is in compliance with all Laws (including Environmental Laws) applicable to it or its property and all indentures, agreements and other instruments binding upon it or its property, except where the failure to do so, individually or in the aggregate, could not reasonably be expected to result in a Material Adverse Change. No Loan Party has violated or failed to obtain any Authorization necessary to the ownership of any of their respective property or assets or the conduct of their respective businesses, which violation or failure could reasonably be expected to result in (in the event that such a violation or failure were asserted by any Person through appropriate action) a Material Adverse Change.

(g)	Taxes. Each Loan Party has timely filed or caused to be filed all Tax returns and reports required to have been filed and has paid or caused to be paid all Taxes required to have been paid by it, other than Taxes that are being contested in good faith by appropriate proceedings and for which the applicable Loan Party has set aside on its books adequate reserves, except to the extent that any failure to do so, individually or in the aggregate, could not reasonably be expected to result in a Material Adverse Change.

(h)	Title to Real Property. The Borrower has indefeasible fee simple title to its material owned real properties (if any), and with respect to leased real properties, indefeasible title to the leasehold estate with respect thereto, pursuant to valid and enforceable leases, and its title to its owned and leased real properties is free and clear of all Liens except Permitted Liens.

(i)	Title to Personal Property. Except to the extent not in the aggregate materially adverse to the Borrower’s financial condition or operations, the Borrower has title to its owned personal property, and with respect to leased personal properties, title to the leasehold estate with respect thereto, pursuant to valid and enforceable leases, and its title to its owned and leased personal property is free and clear of all Liens except Permitted Liens.

(j)	No Defaults under Other Instruments. No Loan Party is in default nor has any event or circumstance occurred which, but for the passage of time or the giving of notice, or both, would constitute a default (in any respect that would result in a Material Adverse Change) under any loan or credit agreement, indenture, mortgage, deed of trust, security agreement or other instrument or agreement evidencing or pertaining to any Indebtedness for Borrowed Money of such Loan Party, or under any material agreement or instrument to which such Loan Party is a party or by which such Loan Party is bound.

(k)	No Defaults Hereunder. No Default has occurred and is continuing.

(l)	Material Subsidiaries. Schedule D (as updated from time to time at the time of the delivery of any quarterly or annual compliance certificate contemplated by Section 11.1(b)(iii) delivered concurrently with the financial statements required pursuant to Section 11.1(b)(i) or (ii), as applicable) correctly sets forth, with respect to each Material Subsidiary as at the date hereof (or the date when updated, as applicable), (i) its legal name, (ii) its form of legal entity, (iii) the number and classes of shares of capital stock (or other units of equity interest) issued by it and which are outstanding and the owners thereof, (iv) the number and classes of shares of capital stock (or other units of equity interest) of other Material Subsidiaries which are owned by such Material Subsidiary, and (v) its jurisdiction of organization.

(m)	ERISA. No ERISA Event has occurred, or is reasonably expected to occur, which would reasonably be expected to result in a Material Adverse Change.

(n)	Federal Reserve Regulations. No part of the proceeds of any extension of credit made to the Borrower will be used, directly or indirectly, for the purpose of buying or carrying any margin stock within the meaning of Regulation U, or for the purpose of buying or carrying or trading in any securities under such circumstances as to involve the Borrower in a violation of Regulation X or to involve any broker or dealer in a violation of Regulation T. As used in this Section 10.1(n), the terms “margin stock” and “purpose of buying or carrying” shall have the meanings assigned to them in Regulation U.

(o)	Foreign Assets Control, Sanctions, and Anti-Corruption Regulations. Neither the execution and delivery of this Agreement nor the Borrower’s use of the proceeds of any extension of credit will violate the Trading with the Enemy Act, as amended, or any of the foreign assets control regulations of the United States Treasury Department (31 CFR, Subtitle B, Chapter V, as amended) or any enabling legislation or executive order relating thereto. Without limiting the foregoing, no Loan Party nor any of its Subsidiaries (a) is or will become a Person whose property or interests in property are blocked pursuant to Section 1 of Executive Order 13224 of September 23, 2001 Blocking Property and Prohibiting Transactions With Persons Who Commit, Threaten to Commit, or Support Terrorism (66 Fed. Reg. 49079 (2001)) or (b) engages or will engage in any dealings or transactions, or be otherwise associated, with any such Person. Each Loan Party and its Subsidiaries are in compliance, in all material respects, with the Title III of Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism (USA Patriot Act of 2001). No part of the proceeds from a Loan will be used, directly or indirectly, for any payment to any governmental official or employee, political party, official of a political party, candidate for political office or anyone else acting in an official party capacity, in order to obtain, retain or direct business or obtain any improper advantage, in violation of the United States Foreign Corrupt Practices Act, the Canadian Corruption of Foreign Public Officials Act, or any other applicable anti-corruption or anti-bribery law, rule or regulation.

(p)	Anti-Terrorism Order. No Loan Party nor any of its Subsidiaries is a Sanctioned Person. To the best knowledge of the Borrower, no Loan Party nor any of its Subsidiaries has any legally binding contracts or agreements with any Sanctioned Person.

(q)	Investment Company. No Loan Party is, and after giving effect to any Loan no Loan Party will be, an “investment company” or a “registered investment company” or a company “controlled” by a “registered investment company” or a “principal underwriter” of a “registered investment company” as such terms are defined in the United States Investment Company Act of 1940, as amended.

10.2                       Survival of Representations and Warranties. All of the representations and warranties of the Borrower contained in Section 10.1 shall survive the execution and delivery of this Agreement and shall continue until all credit outstanding hereunder has been repaid and the Credit Facility and this Agreement have been terminated notwithstanding any investigation made at any time by or on behalf of the Agent or any of the Lenders.

Article 11
COVENANTS

11.1                       Affirmative Covenants. The Borrower hereby covenants and agrees with the Agent and the Lenders that, until all credit outstanding hereunder has been repaid in full and the Credit Facility and this Agreement have been terminated and unless the Lenders have otherwise consented thereto in writing in accordance with Section 14.14:

(a)	Prompt Payment. The Borrower shall duly and punctually pay or cause to be paid to the Lenders, the Swingline Lender and the Agent all amounts payable under this Agreement at the dates and places, in the currency and in the manner mentioned herein.

(b)	Financial Statements and Other Information. The Borrower shall furnish to the Agent (with sufficient copies for each Lender):

(i)	Annual Financial Statements. As soon as available and in any event within 120 days after the end of each fiscal year of each of the Borrower and, if requested by the Agent, each Material Subsidiary, (A) its audited consolidated balance sheet and related statements of income, retained earnings and cash flow as of the end of and for such fiscal year, setting forth in each case in comparative form the figures for the previous fiscal year, all reported on by Deloitte LLP or other independent auditors of recognized national standing in the applicable jurisdiction (without a “going concern” or like qualification or exception and without any qualification or exception as to the scope of such audit) to the effect that such consolidated financial statements present fairly in all material respects the financial condition and results of operations of the relevant Loan Party and its Subsidiaries on a consolidated basis in accordance with GAAP consistently applied, and (B) its unaudited non-consolidated balance sheets and related statements of income, retained earnings and cash flow as of the end of and for such fiscal year, setting forth in each case in comparative form the figures for the previous fiscal year, certified by a Responsible Officer as presenting fairly in all material respects the financial condition and results of operations of the relevant Loan Party on a non-consolidated basis in accordance with GAAP consistently applied;

(ii)	Quarterly Financial Statements. As soon as available and in any event within 60 days after the end of each of the first three fiscal quarters of the Borrower and, if requested by the Agent, each Material Subsidiary, (A) its unaudited consolidated balance sheet and related statements of income, retained earnings and cash flow as of the end of and for such fiscal quarter and the then elapsed portion of the fiscal year which includes such fiscal quarter, setting forth in each case in comparative form the figures for the corresponding period or periods of (or, in the case of the balance sheet, as of the end of) the previous fiscal year, all certified by a Responsible Officer as presenting fairly in all material respects the financial condition and results of operations of the relevant Loan Party on a consolidated basis in accordance with GAAP consistently applied, subject to normal year-end audit adjustments, and (B) its unaudited non-consolidated balance sheet and related statements of income, retained earnings and cash flow as of the end of and for such fiscal quarter and the then elapsed portion of the fiscal year which includes such fiscal quarter, setting forth in each case in comparative form the figures for the corresponding period or periods of (or, in the case of the balance sheet, as of the end of) the previous fiscal year, all certified by a Responsible Officer as presenting fairly in all material respects the financial condition and results of operations of the relevant Loan Party on a non-consolidated basis in accordance with GAAP consistently applied, subject to normal year-end audit adjustments;

(iii)	Compliance Certificates. Concurrently with the financial statements required pursuant to Sections 11.1(b)(i) and (ii) above, a certificate of the Borrower, signed by a Responsible Officer (A) confirming fulfillment of its obligations under this Agreement and the other Loan Documents and demonstrating in reasonable detail compliance (including showing all material calculations) as at the end of the most recently completed Fiscal Year or the most recently completed Fiscal Quarter, with the financial covenant in Section 11.3(a), (B) containing or accompanied by such financial or other details, information and material as the Agent may reasonably request to evidence such compliance, which certificate shall be substantially in the form of Schedule B hereto and (C) accompanied by an updated Schedule D as contemplated by Section 10.1(l);

(iv)	AML/CTF Laws. Promptly after any Lender’s request, any information and documents that are within its possession, custody or control reasonably required by such Lender in order for that Lender to comply with any AML/CTF Laws;

(v)	Other Information. Promptly after the same become publicly available, copies of all press releases relating to material change reports, prospectuses, proxy statements and other materials filed out of the ordinary course by the Borrower with any securities commission, stock exchange or similar entity, and all materials distributed out of the ordinary course by the Borrower to its shareholders and which relate to matters in which the Lenders, in such capacities, can reasonably be expected to have an interest; and

(vi)	Notices of Default. Promptly after any Responsible Officer of the Borrower learns of the receipt or occurrence of any of the following, a certificate of the Borrower, signed by a Responsible Officer, specifying (A) any official notice of any violation, possible violation, non-compliance or possible non-compliance, or claim made by any Governmental Authority pertaining to all or any part of the properties of any Loan Party which could reasonably be expected to result in a Material Adverse Change, (B) any event which constitutes a Default or Event of Default, together with a detailed statement specifying the nature thereof and the steps being taken to cure such Default or Event of Default, (C) the receipt of any notice from, or the taking of any other action by, the holder of any promissory note, debenture or other evidence of Indebtedness for Borrowed Money of any Loan Party in an amount in excess of $150,000,000 with respect to an actual or alleged default, together with a detailed statement specifying the notice given or other action taken by such holder and the nature of the claimed default and what action the relevant Loan Party is taking or proposes to take with respect thereto, (D) any event, development or condition which may reasonably be expected to result in a Material Adverse Change or (E) any representation and warranty in Section 10.1 (with Section 10.1(d)(i) being amended to refer to the most recent financial statements delivered to the Agent) ceasing to be true and correct at such time.

(c)	~~Sustainability Adjustment~~[Reserved].

~~(i) Commencing with the 2022 Fiscal Year and for each Fiscal Year thereafter up to and including the 2025 Fiscal Year, the Borrower shall deliver to the Agent and the Sustainability Structuring Agent, on or before the date that is the earlier of (x) September 30 and (y) 60 days after the publication of the Borrower’s annual Sustainability Report in each such Fiscal Year (subject to extension as agreed between the Borrower, the Agent and the Sustainability Structuring Agent, acting reasonably), a Sustainability Certificate setting forth the SPT Metrics for the most recently completed Fiscal Year (subject to any adjustments to the calculation of any of the foregoing as may be agreed to by the Agent, the Sustainability Structuring Agent and the Borrower, acting reasonably) together with an external verification report from an independent external verifier acceptable to the Agent and the Sustainability Structuring Agent, acting reasonably; provided that non-compliance with this clause by the Borrower will not constitute a default by the Borrower or any Loan Party of any of their respective obligations under this Agreement or under any other Loan Document, and will not result in any Default or Event of Default but such non-compliance will, however, trigger the obligations of the Borrower in Section 11.1(c)(ii). At least 20 days prior to the delivery of the Sustainability Certificate for the 2022 Fiscal Year, the Borrower shall deliver to the Agent and the Sustainability Structuring Agent by electronic means a limited assurance report from an independent external verifier acceptable to the Agent, acting reasonably, confirming the SPT Metrics to be 1 in respect of the number of Diverse Board Members and 40% in respect of the Diverse Gender Percentage, in each case, for the 2020 Fiscal Year and 12,308 ktCO2e in respect of GHG Emissions for the 2019 Fiscal Year.~~

~~(ii) If, for any reason (subject to the proviso below), the Borrower fails to deliver a Sustainability Certificate as contemplated by Section 11.1(c)(i), the Sustainability Adjustment shall be calculated based on Level 3 for each of the Diversity Adjustment and the GHG Adjustment until the delivery of such Sustainability Certificate; provided that if the Borrower determines, in good faith, that it is not possible to calculate an SPT Metric for any Fiscal Year for whatever reason (the “Specified SPT Metric”), the Borrower, the Agent and the Sustainability Structuring Agent will negotiate to agree on the selection of an alternative SPT Metric that is customarily applied by Persons carrying out similar businesses or being subject to similar incentives in lieu of the Specified SPT Metric (the “Alternative SPT Metric”) and if, within twenty (20) Business Days after the day on which the Borrower was originally due to deliver a Sustainability Certificate in accordance with this Agreement (or such longer period as may be agreed to by the Agent and the Sustainability Structuring Agent): (x) the Borrower, the Agent and the Sustainability Structuring Agent (with the consent of the Majority Lenders) agree on the selection of an Alternative SPT Metric, then the Sustainability Adjustment shall be calculated based on such Alternative SPT Metric and the other SPT Metrics, excluding the Specified SPT Metric; or (y) the Borrower, the Agent and the Sustainability Structuring Agent do not agree on the selection of an Alternative SPT Metric or the Majority Lenders do not consent to the Alternative SPT Metric, then the Sustainability Adjustment shall be calculated based on the SPT Metrics, excluding the Specified SPT Metric, and the Borrower shall deliver a Sustainability Certificate containing the applicable Sustainability Adjustment calculated on the basis of either (x) or (y) above.~~

~~(iii) If (A) the Borrower, the Agent or the Sustainability Structuring Agent becomes aware of any material inaccuracy in the Sustainability Adjustment or the SPT Metrics as reported on the applicable Sustainability Certificate, or (B) the Borrower, the Agent and the Sustainability Structuring Agent agree, each acting reasonably, that the Sustainability Adjustment as calculated by the Borrower at the time of delivery of the relevant Sustainability Certificate was inaccurate and, in each case, (x) a proper calculation of the Sustainability Adjustment would have resulted in an increase in the Applicable Margin for such period, the Borrower shall immediately and retroactively be obligated to pay to the Agent, for the account of the Lenders, an amount equal to the excess of the amount of interest and fees that should have been paid for such period over the amount of interest and fees actually paid for such period, or (y) a proper calculation of the Sustainability Adjustment would have resulted in a decrease in the Applicable Margin for such period, the Borrower shall receive a credit against subsequent interest payable on Loans or fees payable pursuant to Article 7 hereof in an amount equal to the excess of the amount of interest and fees actually paid for such period over the amount of interest and fees that should have been paid for such period.~~

~~(iv) The Borrower shall provide prompt written notice to the Agent and the Sustainability Structuring Agent in the event of any material (such materiality determined by the Borrower acting reasonably and in good faith in consultation with the Sustainability Structuring Agent) acquisition, disposition, merger or similar transaction or series of related transactions consummated by Borrower or any of its Subsidiaries (each, a “Recalculation Event”) where, as a result of the consummation of the applicable transaction or series of related transactions, (A) the aggregate amount of GHG Emissions in connection with the applicable transaction or series of transactions, would reasonably be expected to increase or decrease the GHG Emissions immediately prior to the consummation of such transaction by at least 5.00% (such calculations to be determined in good faith by Borrower) or (B) there would be a material (such materiality determined by the Borrower acting reasonably and in good faith in consultation with the Sustainability Structuring Agent) increase or reduction, as applicable, in the total number of Board Positions. Within the twelve (12) month period following any Recalculation Event (the “SPT Metric Recalculation Period”), the Borrower or the Sustainability Structuring Agent may notify the other party that it wishes to negotiate any applicable alternative SPT Metrics. If the Borrower or the Sustainability Structuring Agent so notifies the other party, then, during the SPT Metric Recalculation Period, the Borrower and the Sustainability Structuring Agent shall negotiate in good faith to agree on the selection of such alternative SPT Metrics which shall reflect such Recalculation Event(s) and the resulting new business circumstances of the Borrower and its Subsidiaries. If within the SPT Metric Recalculation Period (x) the Borrower and the Sustainability Structuring Agent (with the consent of the Majority Lenders) agree on the selection of each such alternative SPT Metric, then the Sustainability Adjustment shall be calculated based on such alternative SPT Metric(s) and the unaffected SPT Metric(s); or (y) the Borrower and the Sustainability Structuring Agent do not agree on the selection of any such alternative SPT Metric or the Majority Lenders do not consent to the alternative SPT Metric, then the Sustainability Adjustment shall be calculated based on the SPT Metrics (including any alternative SPT Metric agreed in paragraph (x) above), excluding the SPT Metric upon which no agreement for an alternative SPT Metric was reached.~~

~~(v) In the event that the Majority Lenders have not agreed to a new and/or additional environmental-focused SPT Metrics to be incorporated into this Agreement within 180 days of the Fiscal Year 2025, then, effective July 1, 2026 (i) no GHG Adjustment or Diversity Adjustment shall apply to the Applicable Margin and (ii) the sustainability provisions set forth in this paragraph (c) shall cease to apply. Furthermore, the Borrower and the Lenders shall not make any disclosure that portrays the Credit Facility as "sustainability-linked." For the avoidance of doubt, the Borrower will remain declassified unless a subsequent amendment is executed to reintroduce sustainability adjustments on terms satisfactory to the Borrower and the Majority Lenders.~~

(d)	Existence; Conduct of Business. The Borrower shall, and shall cause each other Loan Party to, do or cause to be done all things necessary to preserve, renew and keep in full force and effect its legal existence (subject only to Section 11.3(d)) and the rights, licences, permits, privileges and franchises material to the conduct of its business, except to the extent that the failure to do so could not reasonably be expected to result in a Material Adverse Change.

(e)	Payment of Obligations. The Borrower shall, and shall cause each other Loan Party to, pay its obligations, including Tax liabilities, that, if not paid, could reasonably be expected to result in a Material Adverse Change, before the same shall become delinquent or in default, except where (i) the validity or amount thereof is being contested in good faith by appropriate proceedings, (ii) the Borrower or such other Loan Party has set aside on its books adequate reserves with respect thereto in accordance with GAAP, and (iii) any failure to make payment pending such contest, individually or in the aggregate, could not reasonably be expected to result in a Material Adverse Change. For certainty, this Section 11.1(e) does not impose any obligation on the Borrower to fund any Material Subsidiary to pay such Material Subsidiary’s Taxes or to pay such Taxes on such Material Subsidiary’s behalf.

(f)	Books and Records; Inspection Rights. The Borrower shall, and shall cause each other Loan Party to, keep proper books of record and account in which full, true and correct entries are made of all dealings and transactions in relation to its business and activities. The Borrower shall, and shall cause each other Loan Party to, permit any representatives designated by the Agent, upon reasonable prior notice and during normal business hours, but not more than once in any year so long as no Default has occurred and is continuing, to visit and inspect its properties, to examine and make extracts from its books and records, and to discuss its affairs, finances and condition with its officers and independent accountants.

(g)	Compliance with Laws. The Borrower shall, and shall cause each other Loan Party to, comply with all Laws (including, without limitation, the USA Patriot Act and AML/CTF Laws) and Authorizations applicable to it or its property, except where any failure to do so, individually or in the aggregate, could not reasonably be expected to result in a Material Adverse Change.

(h)	Use of Proceeds. The proceeds of the credit extended under the Credit Facility shall be used for general working capital purposes of the Borrower, including, for certainty, making investments (whether by way of equity, debt or otherwise) in its existing Subsidiaries. For certainty, the proceeds of the credit extended under the Credit Facility may be used to acquire new Subsidiaries provided such acquisition is consensual and not hostile in nature.

(i)	Permitted Intercompany Loans. Prior to borrowing monies pursuant to a Permitted Intercompany Loan or the Borrower borrowing money from any Regulated Subsidiary, the Borrower shall provide prior written notice to the Agent of such Permitted Intercompany Loan or borrowed money, as applicable, and, if (i) a Default or Event of Default has occurred and is continuing at the time of the incurrence of such Permitted Intercompany Loan or borrowed money, as applicable, or (ii) otherwise requested by the Agent, the Borrower shall, and shall cause the applicable Subsidiary that will be the lender under such Permitted Intercompany Loan or borrowed money, as applicable, to, execute and deliver a subordination and postponement agreement substantially in the form of Schedule N, subordinating and postponing such Permitted Intercompany Loan or borrowed money, as applicable, to the Borrower Obligations.

(j)	Further Assurances. The Borrower shall cure promptly any defects in the execution and delivery of the Loan Documents, including this Agreement. The Borrower shall, at its expense, as promptly as practical, execute and deliver to the Agent, upon request, all such other and further documents, agreements and instruments in compliance with or performance of the covenants and agreements of the Borrower in the Loan Documents, all as may be necessary in connection therewith.

(k)	Insurance. The Borrower shall, and shall cause each other Loan Party to, maintain or cause to be maintained, with financially sound and reputable insurers, insurance with respect to their respective properties and business against such liabilities, casualties, risks and contingencies and in such types and amounts as is customary in the case of Persons engaged in the same or similar businesses and similarly situated and in accordance with any requirement of any Governmental Authority, except to the extent that any failure to do so, individually or in the aggregate, could not reasonably be expected to result in a Material Adverse Change.

(l)	Reimbursement of Expenses. The Borrower shall reimburse the Agent ~~and the Sustainability Structuring Agent~~, on demand, for all reasonable out-of-pocket costs, charges and expenses incurred by the Agent or ~~the Sustainability Structuring Agent or on their~~on its behalf (including, without limitation, the fees and out-of-pocket disbursements of its consultants and its legal counsel) in connection with the Agent’s due diligence investigation (whenever conducted), the negotiation, preparation, execution, delivery, syndication, post-closing advertising agreed to by the Borrower, interpretation and enforcement of the Loan Documents and all other documentation ancillary to the completion of the transactions contemplated hereby and thereby and any amendments hereto or thereto and any waivers of any provisions hereof or thereof (whether or not consummated or entered into), provided that all out-of-pocket costs, charges and expenses shall be evidenced by appropriate documentation, including detailed billing summaries with respect to fees of legal counsel.

(m)	Rating of the Borrower. The Borrower shall forthwith provide notice to the Agent of (x) any change in any existing Rating or (y) any obtaining of a new solicited and published Rating.

(n)	ERISA. As soon as possible, and in any event within ten (10) business days, after any Loan Party or any of its ERISA Affiliates knows or has reason to know that an ERISA Event has occurred (whether or not the requirement for notice, if applicable, of such ERISA Event has been waived by the PBGC), the Borrower shall deliver to the Lender a certificate of a responsible officer of such Loan Party setting forth the details of such ERISA Event, the action that the Loan Party, or the ERISA Affiliate, proposes to take with respect thereto, and, when known, any action taken or threatened by the Internal Revenue Service, Department of Labor or PBGC. Upon request of the Lender made from time to time, deliver to the Lender a copy of the most recent actuarial report, funding waiver request, and annual report filed with respect to any Pension Plan maintained by any Loan Party or any of its ERISA Affiliates.

11.2	Performance of Covenants by Agent

The Agent may, upon notice by the Agent to the Borrower, perform any covenant of the Borrower under any Loan Document which the Borrower fails to perform or cause to be performed and which the Agent is capable of performing, including any covenants the performance of which requires the payment of money, provided that the Agent shall not be obligated to perform any such covenant on behalf of the Borrower and no such performance by the Agent shall require the Agent to further perform the Borrower’s covenants or shall operate as a derogation of the rights and remedies of the Agent or the Lenders under this Agreement or as a waiver of such covenant by the Majority Lenders. Any amounts paid by the Agent as aforesaid shall be repaid by the Borrower to the Agent on demand.

11.3	Financial and Restrictive Covenants

The Borrower hereby covenants and agrees with the Agent and the Lenders that, until all credit outstanding hereunder has been repaid in full and the Credit Facility and this Agreement have been terminated and unless the Lenders have otherwise consented thereto in writing in accordance with Section 14.14:

(a)	Financial Covenant. The Borrower shall ensure that the Consolidated Debt to Consolidated Capitalization Ratio does not exceed 0.70:1:00 at any time.

(b)	Material Subsidiaries. The Borrower shall not permit any other Loan Party to issue any shares to any Person and the Borrower shall not, and shall not permit any other Loan Party to, transfer, sell or otherwise dispose of the shares of any other Loan Party to any Person if, after giving effect thereto, the Borrower would own, directly or indirectly, less than 50.1% of the shares of such other Loan Party.

(c)	Liens. The Borrower shall not create, incur, assume or permit to exist any Lien on any property or asset now owned or hereafter acquired by it, except Permitted Liens. Notwithstanding the foregoing, the Borrower shall not permit to exist any Lien on any of the shares of any Material Subsidiary owned by another Loan Party, other than a Lien in favour of a Loan Party or in favour of any other Subsidiary of the Borrower which has not incurred and will not incur Indebtedness for Borrowed Money other than Permitted Intercompany Loans.

(d)	Fundamental Changes.

(i)	The Borrower shall not merge into or consolidate with any other Person, or permit any other Person to merge into or consolidate with it, or sell, transfer, lease or otherwise dispose of (in one transaction or in a series of transactions) all or substantially all of its assets, or, subject to Section 11.3(b), all or any of the stock of any Material Subsidiary (in each case, whether now owned or hereafter acquired), or liquidate or dissolve.

(ii)	The Borrower shall not permit any Material Subsidiary to, merge into or consolidate with any other Person, or permit any other Person to merge into or consolidate with it, or sell, transfer, lease or otherwise dispose of (in one transaction or in a series of transactions) all or substantially all of its assets, or all or any of the stock of any other Material Subsidiary (in each case, whether now owned or hereafter acquired), or liquidate or dissolve, except that, if at the time thereof and immediately after giving effect thereto, no Default shall have occurred and be continuing, (A) any Material Subsidiary may amalgamate with any other Material Subsidiary or with any Subsidiary if the continuing corporation will become a Material Subsidiary as a result of such amalgamation, (B) any Material Subsidiary may sell, transfer, lease or otherwise dispose of all or substantially all of its assets to another Material Subsidiary or to any Subsidiary which will become a Material Subsidiary as a result of such transaction and (C) any Material Subsidiary may liquidate or dissolve if the Borrower determines in good faith that such liquidation or dissolution is not materially disadvantageous to the Borrower and the Lenders.

(iii)	The Borrower shall not, and shall not permit any Material Subsidiary to, engage to any material extent in any material business that is materially different from businesses of the type conducted (x) by the Borrower and its Material Subsidiaries on the date of execution of this Agreement or (y) in respect of any entity that becomes a Material Subsidiary after the date of the execution of this Agreement, by such Material Subsidiary on the last day of the Fiscal Quarter immediately preceding the date on which such entity becomes a Material Subsidiary, and businesses reasonably related or incidental thereto.

(e)	Indebtedness for Borrowed Money. The Borrower shall not create, incur, assume or permit to exist any Indebtedness for Borrowed Money, except:

(i)	any Indebtedness for Borrowed Money created under the Loan Documents;

(ii)	any Purchase Money Obligation; and

(iii)	any other Indebtedness for Borrowed Money if (A) at the time of the incurrence thereof, no Default has occurred and is continuing, (B) no Default would arise immediately after or as a result of such incurrence and (C) there would not be a breach of Section 11.3(a) immediately after giving effect to such incurrence.

(f)	Guarantees. The Borrower shall not Guarantee any obligations of any other Person, other than (x) any Guarantees resulting from the endorsement of negotiable instruments for collection in the ordinary course of business or (y) any Guarantees of any Indebtedness for Borrowed Money of any of its Subsidiaries, provided that, were such Indebtedness for Borrowed Money to have been incurred directly by the Borrower, the incurring of such Indebtedness for Borrowed Money of the Borrower would not breach Section 11.3(e).

(g)	Restricted Payments. The Borrower shall not declare, pay or make, or agree to pay or make, directly or indirectly, any Restricted Payment, except that (i) provided no Default has occurred and is continuing and provided that there would not be a breach of Section 11.3(a) after giving effect to the payment, the Borrower may declare and pay ordinary course dividends with respect to its share capital (but not special or extraordinary dividends), (ii) the Borrower may make Restricted Payments pursuant to and in accordance with stock option plans, stock purchase plans, profit sharing plans, dividend reinvestment plans and/or other benefit plans or investment plans for management, employees or customers of the Borrower and its Subsidiaries, and (iii) any Restricted Payment by the Borrower in addition to those set forth in clauses (i) and (ii) of this Section 11.3(g), provided that (A) at the time of giving effect to such Restricted Payment, no Default has occurred and is continuing, (B) no Default would arise immediately after or as a result of giving effect to such Restricted Payment, (C) the Consolidated Debt to Consolidated Capitalization Ratio would not exceed 0.65:1.00 immediately after giving effect to such Restricted Payment and (D) the Borrower has given the Agent, prior to giving effect to such Restricted Payment, a certificate detailing such Restricted Payment and evidencing compliance with clauses (A) to (C) above.

(h)	Transactions with Affiliates. The Borrower shall not, and shall not permit any other Loan Party to, sell, lease or otherwise transfer any property or assets to, or purchase, lease or otherwise acquire any property or assets from, or otherwise engage in any other transactions with, any of its Affiliates, except (i) in the ordinary course of business at prices and on terms and conditions not less favourable to such Loan Party than could be obtained on an arm’s length basis from unrelated third parties, or (ii) to give effect to Permitted Intercompany Loans and Permitted Intercompany Liens. The Borrower shall not enter into any transaction or series of transactions, or permit any other Loan Party to enter into any transaction or series of transactions, with Affiliates of any of the Loan Parties, which involve an outflow of money or other property from such Loan Party to an Affiliate of any of the Loan Parties, including payment of management fees, affiliation fees, administration fees, compensation, salaries, asset purchase payments or any other type of fees or payments similar in nature, other than on terms and conditions substantially as favourable to such Loan Party as would be obtainable by such Loan Party in a reasonably comparable arm’s length transaction with a Person other than an Affiliate of such Loan Party. The foregoing restrictions shall not apply to (A) the payment of reasonable and customary fees to directors of the Borrower who are not employees of the Borrower or the payment of management fees to a Loan Party, directly or indirectly, through a Subsidiary, (B) any other transaction with any employee, officer or director of a Loan Party pursuant to employee profit sharing and/or benefit plans and compensation and non-competition arrangements in amounts customary for corporations similarly situated to such Loan Party and entered into in the ordinary course of business and approved by the board of directors of such Loan Party, (C) any reimbursement of reasonable out of pocket costs incurred by an Affiliate of the Borrower on behalf of or for the account of a Loan Party, (D) any loan or Guarantee by any Loan Party to any Affiliate, (E) shared corporate or administrative services and staffing with Affiliates, including accounting, legal, human resources and treasury operations, provided on customary terms for similarly situated companies, (F) tax sharing arrangements on customary terms for similarly situated companies, or (G) transactions by Loan Parties (other than the Borrower) that are Regulated Subsidiaries approved by the relevant Governmental Authority. For greater certainty, nothing in this Section 11.3(h) shall limit or be construed as limiting the ability of a Loan Party to pay management fees or guarantee fees to the Borrower.

(i)	Restrictive Agreements. The Borrower shall not permit any other Loan Party to, directly or indirectly, enter into, incur or permit to exist any agreement or other arrangement that, by its terms, prohibits, restricts or imposes any condition upon its ability to pay dividends or other distributions with respect to any share capital or with respect to, or measured by, its profits or to make or repay loans or advances to the Borrower; provided that (i) the foregoing shall not apply to restrictions and conditions imposed by Law or by this Agreement, (ii) the foregoing shall not apply to restrictions applicable only during the continuance of a default under the relevant agreement or if a default under the relevant agreement (including, for certainty, a default under any financial covenant) would occur as a result of the relevant distribution, and (iii) the foregoing shall not apply to restrictions and conditions existing on the date hereof identified on Schedule E or contained in any trust indenture evidencing Indebtedness for Borrowed Money of FortisBC entered into after the date hereof (provided that such restrictions and conditions are no more restrictive than those set forth in item 1 in Schedule E) provided that after giving effect to such Indebtedness for Borrowed Money the Borrower would be in compliance with Section 11.3(a).

(j)	Priority Debt. At any time the Borrower is not Investment Grade, the Borrower shall not permit any Subsidiary to, directly or indirectly, create, incur, assume, guarantee or otherwise become directly or indirectly liable with respect to any Indebtedness for Borrowed Money, unless on the date such Subsidiary becomes liable with respect to any such Indebtedness for Borrowed Money and immediately after giving effect thereto and the concurrent retirement of any other Indebtedness for Borrowed Money, Priority Debt does not exceed 20% of Consolidated Capitalization determined at the time of incurrence of such Indebtedness for Borrowed Money and after giving effect to such incurrence and to any concurrent retirement of Indebtedness for Borrowed Money.

(k)	Anti-Terrorism Order. The Borrower shall not, and shall not permit any of its Subsidiaries to, enter into any legally binding contracts or agreements with any Sanctioned Person.

Article 12
CONDITIONS PRECEDENT TO OBTAINING CREDIT

12.1	Conditions Precedent to All Credit

The obligation of the Lenders to extend credit under the Credit Facility is subject to fulfilment of the following conditions precedent at the time such credit is extended:

(a)	no Default has occurred and is continuing or would arise immediately after giving effect to or as a result of such extension of credit;

(b)	the Borrower shall have complied with the requirements of Article 4, 5 or 6, as the case may be, in respect of the relevant credit; and

(c)	the representations and warranties made by the Borrower in the Loan Documents shall be true and correct in all material respects on the date such credit is extended as if such representations and warranties were made on such date.

Section 12.1(a) does not apply to a deemed conversion pursuant to Section 6.6. Section 12.1(c) does not apply to an extension of credit pursuant to a conversion or rollover.

12.2	Conditions Precedent to Effectiveness of Agreement

This Agreement shall become effective upon the fulfillment of the following conditions precedent on or before May 4, 2022 (the “Closing Date”):

(a)	the conditions precedent set forth in Sections 12.1(a) and (c) have been fulfilled;

(b)	the absence of any litigation, inquiry and investigation enjoining or restricting the Credit Facility;

(c)	the Agent shall have received, in form and substance satisfactory to the Agent:

(i)	a duly certified copy of the articles of incorporation and by-laws of the Borrower;

(ii)	a certificate of status or good standing for the Borrower issued by the appropriate governmental body or agency of the jurisdiction in which the Borrower is incorporated;

(iii)	a duly certified copy of the resolution of the board of directors of the Borrower authorizing it to execute, deliver and perform its obligations under each Loan Document;

(iv)	a certificate of an officer of the Borrower, in such capacity, setting forth specimen signatures of the individuals authorized to sign the Loan Documents;

(v)	a certificate of a senior officer of the Borrower, in such capacity, certifying that, to the best of his or her knowledge after due inquiry, no Default has occurred and is continuing or would arise immediately upon this Agreement becoming effective;

(vi)	an update of the information contained in Schedule D, if necessary;

(vii)	an opinion of the legal counsel to the Borrower in each relevant jurisdiction, addressed to the Agent and the Agent’s counsel, with respect to all matters as the Agent may reasonably request; and

(viii)	an opinion of the legal counsel to the Agent in each relevant jurisdiction, with respect to all matters as the Agent may reasonably request.

(d)	the Agent and its counsel, acting reasonably, shall be satisfied that all applicable Laws have been complied with in all material respects, all material agreements have been entered into and all necessary governmental, corporate and other third party consents, acknowledgements, directions and approvals have been obtained with respect to the Loan Documents; and

(e)	all amounts due and payable under or in connection with the Loan Documents shall have been paid.

12.3	Waiver

The terms and conditions of Sections 12.1 and 12.2 are inserted for the sole benefit of the Agent and the Lenders and the Majority Lenders may waive them in whole or in part, with or without terms or conditions, in respect of any extension of credit, without prejudicing their right to assert them in whole or in part in respect of any other extension of credit.

Article 13
DEFAULT AND REMEDIES

13.1	Events of Default

Upon the occurrence of any one or more of the following events (each, an “Event of Default”) which is continuing, unless expressly waived in writing by the Majority Lenders or cured to the satisfaction of the Majority Lenders:

(a)	the Borrower shall fail to repay outstanding credit hereunder when and as the same shall become due and payable, whether at the due date thereof or at a date fixed for prepayment thereof or otherwise;

(b)	the Borrower shall fail to pay any interest on any Loan or any fee or any other amount (other than an amount referred to in Section 13.1(a)) payable under this Agreement, when and as the same shall become due and payable, and such failure shall continue unremedied for a period of three Business Days after notice thereof from the Agent to the Borrower;

(c)	any representation or warranty made or deemed made by or on behalf of the Borrower in or in connection with any Loan Document or any amendment or modification thereof or waiver thereunder, or in any report, certificate, financial statement or other document furnished pursuant to or in connection with any Loan Document or any amendment or modification thereof or waiver thereunder, shall prove to have been incorrect when made or deemed to be made unless such incorrect representation or warranty is capable of being corrected and the Borrower, acting in good faith, has commenced and is diligently pursuing the correction of such incorrect representation or warranty, in which case the Borrower shall have an additional 30 days to correct such incorrect representation or warranty;

(d)	the Borrower shall fail to observe or perform any covenant, condition or agreement contained in Section 11.1(b)(vi)(B), 11.1(c) (with respect to the Borrower’s existence), 11.1(h) or in Section 11.3 and, other than with regards to Section 11.1(b)(vi)(B) (which, for certainty, shall not be subject to any grace period), such failure shall continue unremedied for a period of three Business Days after notice thereof from the Agent to the Borrower;

(e)	the Borrower shall fail to observe or perform any covenant, condition or agreement contained in any Loan Document to which it is a party (other than those specified in any of Section 13.1(a), (b), (c) or (d)) and such failure shall continue unremedied for a period of 30 days after notice thereof from the Agent to the Borrower unless such failure is capable of being cured and the Borrower, acting in good faith, has commenced and is diligently pursuing the curing of such failure, in which case the Borrower shall have an additional 30 days to cure such failure;

(f)	any obligation or obligations of any Loan Party in respect of Indebtedness for Borrowed Money in excess of the Threshold Amount or the equivalent thereof in any other currency other than under the Loan Documents shall not be paid when due, or, if such Indebtedness for Borrowed Money contemplates a grace period, by the end of such grace period, or if such Indebtedness for Borrowed Money becomes (or becomes capable of being declared) prematurely repayable by reason of a default unless such default has been remedied or cured, or waived by the appropriate debt holder;

(g)	any Loan Party:

(i)	becomes insolvent, or generally does not, or becomes unable to, pay its debts or meet its liabilities as the same become due, or admits in writing its inability to pay its debts generally, or declares any general moratorium on its indebtedness, or proposes a compromise or arrangement between it and any class of its creditors;

(ii)	commits an act of bankruptcy, or makes an assignment of its property for the general benefit of its creditors, or makes a proposal (or files a notice of its intention to do so) under Insolvency Law;

(iii)	institutes any proceeding seeking to adjudicate it an insolvent, or seeking liquidation, dissolution, winding-up, reorganization, compromise, arrangement, adjustment, protection, moratorium, relief, stay of proceedings of creditors generally (or any class of creditors), or composition of it or its debts or any other relief, under any federal, provincial or foreign Law now or hereafter in effect relating to bankruptcy, winding-up, insolvency, reorganization, receivership, plans of arrangement or relief or protection of debtors under Insolvency Law or any comparable statute or at common law or in equity, or files an answer admitting the material allegations of a petition filed against it in any such proceeding;

(iv)	applies for the appointment of, or the taking of possession by, a receiver, interim receiver, receiver/manager, sequestrator, conservator, custodian, administrator, trustee, liquidator or other similar official for it or any substantial part of its property; or

(v)	ceases to carry on business, or threatens to do any of the actions described in this Section 13.1(g) or in Section 13.1(h), or takes any action, corporate or otherwise, to approve, effect, consent to or authorize any of the actions described in this Section 13.1(g) or in Section 13.1(h), or otherwise acts in furtherance thereof or fails to act in a timely and appropriate manner in defence thereof;

(h)	any petition is filed, application made or other proceeding instituted against or in respect of any Loan Party:

(i)	seeking to adjudicate it an insolvent;

(ii)	seeking a receiving order against it under the Bankruptcy and Insolvency Act (Canada);

(iii)	seeking liquidation, dissolution, winding-up, reorganization, compromise, arrangement, adjustment, protection, moratorium, relief, stay of proceedings of creditors generally (or any class of creditors), or composition of it or its debts or any other relief under any federal, provincial or foreign Law now or hereafter in effect relating to bankruptcy, winding-up, insolvency, reorganization, receivership, plans of arrangement or relief or protection of debtors under Insolvency Law; or

(iv)	seeking the entry of an order for relief or the appointment of, or the taking of possession by, a receiver, interim receiver, receiver/manager, sequestrator, conservator, custodian, administrator, trustee, liquidator or other similar official for it or any substantial part of its property;

and such petition, application or proceeding continues undismissed, or unstayed and in effect, for a period of 30 days after the institution thereof, provided that if an order, decree or judgment is granted or entered (whether or not entered or subject to appeal) against the Loan Party thereunder in the interim, such grace period will cease to apply, and provided further that if the Loan Party files an answer admitting the material allegations of a petition filed against it in any such proceeding, such grace period will cease to apply;

(i)	any other event occurs which, under the Laws of any applicable jurisdiction, has an effect equivalent to any of the events referred to in either of Sections 13.1(g) or 13.1(h);

(j)	one or more judgments for the payment of money in a cumulative amount in excess of $250,000,000 (or its equivalent) in the aggregate (but only to the extent not adequately covered by insurance as to which the relevant insurance company has acknowledged to the Lenders coverage pursuant to a written confirmation to that effect satisfactory to the Agent, acting reasonably) is rendered against any of the Loan Parties or any combination thereof and such Loan Party has not (i) provided for its discharge in accordance with its terms within 30 days from the date of entry thereof, or (ii) procured a stay of execution thereof within 30 days from the date of entry thereof and within such period, or such longer period during which execution of such judgment has been stayed, appealed such judgment and caused the execution thereof to be stayed during such appeal, provided that if enforcement and/or realization proceedings are lawfully commenced in respect thereof in the interim, such grace period will cease to apply;

(k)	any property of any of the Loan Parties having a fair market value in excess of $250,000,000 (or its then equivalent) in the aggregate is seized (including by way of execution, attachment, garnishment, levy or distraint), or any Lien thereon securing Indebtedness for Borrowed Money in excess of $250,000,000 (or its then equivalent) is enforced, in each case by any Person other than the Borrower, continues in effect and is not released or discharged for more than 30 days or such longer period during which entitlement to the use of such property continues with such Loan Party, and such Loan Party is contesting the same in good faith and by appropriate proceedings, provided that if the property is removed from the use of such Loan Party, or is sold, in the interim, such grace period will cease to apply;

(l)	one or more final judgments, not involving the payment of money and not otherwise specified in this Section 13.1(l), has been rendered against any Loan Party, the result of which could reasonably be expected to result in a Material Adverse Change, so long as such Loan Party has not (i) provided for its discharge in accordance with its terms within 30 days from the date of entry thereof, or (ii) procured a stay of execution thereof within 30 days from the date of entry thereof and within such period, or such longer period during which execution of such judgment has been stayed, appealed such judgment and caused the execution thereof to be stayed during such appeal, provided that if proceedings to seize or sell assets of any of the Loan Parties are lawfully commenced in respect thereof in the interim, such grace period will cease to apply;

(m)	any Loan Document is declared to be void or voidable as a result of any act or omission of the Borrower or is repudiated by the Borrower, or the validity, binding effect, legality or enforceability of any Loan Document is at any time contested by the Borrower, or the Borrower denies that it has any or any further liability or obligation hereunder or thereunder or any action or proceeding is commenced to enjoin or restrain the performance or observance by the Borrower of any material terms of any Loan Document or to question the validity or enforceability of any Loan Document, or at any time it is unlawful or impossible for the Borrower to perform any of its material obligations hereunder or thereunder;

(n)	a Change of Control occurs;

(o)	the Borrower fails to maintain a Rating by at least one Major Credit Rating Agency; or

(p)	an ERISA Event shall occur which would reasonably be expected to result in a Material Adverse Change,

the Agent (with the approval and instructions of the Majority Lenders) may, by notice to the Borrower, terminate the Credit Facility and the Agent (with the approval and instructions of the Majority Lenders) may, by the same notice or by further notice to the Borrower, declare all indebtedness of the Borrower to the Agent and the Lenders pursuant to this Agreement (including the then contingent liability of the Lenders under all outstanding Letters) and all unpaid interest and fees hereunder to be immediately due and payable, whereupon the Credit Facility shall terminate and all such indebtedness shall immediately become and be due and payable without further demand or other notice of any kind, all of which are expressly waived by the Borrower (provided, however, that the Credit Facility shall terminate and all such indebtedness of the Borrower to the Agent and the Lenders shall automatically become due and payable, without notice of any kind, upon the occurrence of an event described in clause (g), (h) or (i) above). Upon the payment by the Borrower to the Agent, on account of the Lenders, or to the Fronting Lender, as the case may be, of the then contingent liability of the Lenders under all outstanding Letters, the Borrower shall have no further liability to the Lenders with respect to such Letters.

13.2                        Refund of Overpayments. With respect to each Letter for which the Agent, on account of the Lenders, or the Fronting Lender, as the case may be, has been paid all of the Lenders’ contingent liability pursuant to Section 9.1, 9.5 or 13.1 and provided that all amounts due by the Borrower to the Agent or the Fronting Lender, as the case may be, under Section 9.1, 9.5 or 13.1 have been paid, the Agent or the Fronting Lender, as the case may be, agrees to pay to the Borrower, upon the earlier of:

(a)	the date on which either the original counterpart of such Letter is returned to the Agent or the Fronting Lender, as the case may be, for cancellation or the Lenders are released by the beneficiary thereof from any further obligations in respect of such Letter;

(b)	the expiry of such Letter; and

(c)	the Lenders are permanently enjoined by a court of competent jurisdiction from honouring such Letter pursuant to a final Order;

an amount equal to any excess of the amount received by the Agent, on account of the Lenders, or the Fronting Lender, as the case may be, hereunder in respect of its contingent liability under such Letter over the total of amounts applied to reimburse the Lenders for amounts paid by them under or in connection with such Letter (the Agent or the Fronting Lender, as the case may be, having the right to so appropriate such funds) together with interest thereon, at the rate applicable to short-term deposits, on amounts paid until applied or returned.

13.3	Remedies Cumulative

The Borrower expressly agrees that the rights and remedies of the Agent and the Lenders under this Agreement are cumulative and in addition to and not in substitution for any rights or remedies provided by Law. Any single or partial exercise by the Agent or any of the Lenders of any right or remedy for a default or breach of any term, covenant or condition in this Agreement does not waive, alter, affect or prejudice any other right or remedy to which the Agent or such Lender may be lawfully entitled for the same default or breach. Any waiver by the Agent or any of the Lenders of the strict observance, performance or compliance with any term, covenant or condition of this Agreement is not a waiver of any subsequent default and any indulgence by the Agent or any of the Lenders with respect to any failure to strictly observe, perform or comply with any term, covenant or condition of this Agreement is not a waiver of the entire term, covenant or condition or any subsequent default.

13.4	Irrevocable Direction

In addition to any rights now or hereafter granted under applicable Law, and not by way of limitation of any such rights, the Borrower hereby irrevocably authorizes and directs the Agent and each Lender, after the occurrence of an Event of Default and for so long as such Event of Default continues and without notice to the Borrower or to any other Person, any such notice being expressly waived by the Borrower, to apply any and all deposits, matured or unmatured, general or special, and any other indebtedness at any time held by or owing by the Agent or such Lender to or for the credit of the account of the Borrower against and on account of the obligations and liabilities of the Borrower which are due and payable to the Agent or such Lender under this Agreement and this Section shall constitute full and sufficient authority for so doing.

Article 14
THE AGENT

14.1	Appointment and Authorization of Agent

Each Lender hereby appoints and authorizes, and hereby agrees that it will require any assignee of any of its interests in the Loan Documents (other than the holder of a participation in its interests herein or therein) to appoint and authorize the Agent to take such actions as agent on its behalf and to exercise such powers under the Loan Documents as are delegated to the Agent by such Lender by the terms hereof, together with such powers as are reasonably incidental thereto. Neither the Agent nor any of its directors, officers, employees or agents shall be liable to any of the Lenders for any action taken or omitted to be taken by it or them thereunder or in connection therewith, except for its own gross negligence or wilful misconduct and each Lender hereby acknowledges that the Agent is entering into the provisions of this Section 14.1 on its own behalf and as agent and trustee for its directors, officers, employees and agents.

14.2	Interest Holders

The Agent may treat each Lender set forth in Schedule A hereto or the Person designated in the last instrument delivered to it under Section 15.6 as the holder of all of the interests of such Lender under the Loan Documents.

14.3	Consultation with Counsel

The Agent may consult with legal counsel selected by it as counsel for the Agent and the Lenders and shall not be liable to the Lenders for any action taken or not taken or suffered by it in good faith and in accordance with the advice and opinion of such counsel.

14.4	Documents

The Agent shall not be under any duty to the Lenders to examine, enquire into or pass upon the validity, effectiveness or genuineness of the Loan Documents or any instrument, document or communication furnished pursuant to or in connection with the Loan Documents and the Agent shall, as regards the Lenders, be entitled to assume that the same are valid, effective and genuine, have been signed or sent by the proper parties and are what they purport to be.

14.5	Agent as Lender

With respect to those portions of the Credit Facility made available by it, the Agent shall have the same rights and powers under the Loan Documents as any other Lender and may exercise the same as though it were not the Agent. The Agent and its Affiliates may accept deposits from, lend money to and generally engage in any kind of business with the Borrower and its Affiliates and Persons doing business with the Borrower and/or any of its Affiliates as if it were not the Agent and without any obligation to account to the Lenders therefor.

14.6	Responsibility of Agent

The duties and obligations of the Agent to the Lenders under the Loan Documents are only those expressly set forth herein. The Agent shall not have any duty to the Lenders to investigate whether a Default or an Event of Default has occurred. The Agent shall, as regards the Lenders, be entitled to assume that no Default or Event of Default has occurred and is continuing unless the Agent has actual knowledge or has been notified by the Borrower of such fact or has been notified by a Lender that such Lender considers that a Default or Event of Default has occurred and is continuing, such notification to specify in detail the nature thereof.

14.7	Action by Agent

The Agent shall be entitled to use its discretion with respect to exercising or refraining from exercising any rights which may be vested in it on behalf of the Lenders by and under this Agreement or any other Loan Document; provided, however, that the Agent shall not exercise any rights under Section 13.1 or under the Loan Documents expressed to be on behalf of or with the approval of the Majority Lenders without the request, consent or instructions of the Majority Lenders. Furthermore, any rights of the Agent expressed to be on behalf of or with the approval of the Majority Lenders shall be exercised by the Agent upon the request or instructions of the Majority Lenders. The Agent shall not incur any liability to the Lenders under or in respect of any of the Loan Documents with respect to anything which it may do or refrain from doing in the reasonable exercise of its judgment or which may seem to it to be necessary or desirable in the circumstances, except for its gross negligence or wilful misconduct. The Agent shall in all cases be fully protected in acting or refraining from acting under any of the Loan Documents in accordance with the instructions of the Majority Lenders and any action taken or failure to act pursuant to such instructions shall be binding on all Lenders. In respect of any notice by or action taken by the Agent hereunder, the Borrower shall at no time be obliged to enquire as to the right or authority of the Agent to so notify or act.

14.8	Notice of Events of Default

In the event that the Agent shall acquire actual knowledge or shall have been notified of any Default or Event of Default, the Agent shall promptly notify the Lenders and shall take such action and assert such rights under Section 13.1 of this Agreement and under the other Loan Documents as the Majority Lenders shall request in writing and the Agent shall not be subject to any liability by reason of its acting pursuant to any such request. If the Majority Lenders shall fail for five Business Days after receipt of the notice of any Default or Event of Default to request the Agent to take such action or to assert such rights under any of the Loan Documents in respect of such Default or Event of Default, the Agent may, but shall not be required to, and subject to subsequent specific instructions from the Majority Lenders, take such action or assert such rights (other than rights under Section 13.1 of this Agreement or under the other Loan Documents and other than giving an express waiver of any Default or any Event of Default) as it deems in its discretion to be advisable for the protection of the Lenders except that, if the Majority Lenders have instructed the Agent not to take such action or assert such rights, in no event shall the Agent act contrary to such instructions unless required by Law to do so.

14.9	Responsibility Disclaimed

The Agent shall be under no liability or responsibility whatsoever as agent hereunder or under any of the other Loan Documents:

(a)	to the Borrower or any other Person as a consequence of any failure or delay in the performance by, or any breach by, any Lender or Lenders of any of its or their obligations under any of the Loan Documents;

(b)	to any Lender or Lenders as a consequence of any failure or delay in performance by, or any breach by, the Borrower of any of its obligations under any of the Loan Documents; or

(c)	to any Lender or Lenders for any statements, representations or warranties in any of the Loan Documents or in any other documents contemplated hereby or thereby or in any other information provided pursuant to any of the Loan Documents or any other documents contemplated hereby or thereby or for the validity, effectiveness, enforceability or sufficiency of any of the Loan Documents or any other document contemplated hereby or thereby.

14.10	Indemnification

The Lenders agree to indemnify the Agent ~~and the Sustainability Structuring Agent~~ (to the extent not reimbursed by the Borrower) pro rata according to the Pro Rata Share of each of them from and against any and all liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses or disbursements of any nature whatsoever which may be imposed on, incurred by or asserted against the Agent ~~or Sustainability Structuring Agent~~ in any way relating to or arising out of any of the Loan Documents or any other document contemplated hereby or thereby or any action taken or omitted by the Agent ~~or Sustainability Structuring Agent~~ under any of the Loan Documents or any document contemplated hereby or thereby, except that no Lender shall be liable to the ~~Agent or Sustainability Structuring~~ Agent for any portion of such liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses or disbursements resulting from the gross negligence or wilful misconduct of the Agent ~~or Sustainability Structuring Agent~~.

14.11	Credit Decision

Each Lender represents and warrants to the Agent that:

(a)	in making its decision to enter into this Agreement and to extend credit to the Borrower under the Credit Facility, it is independently taking whatever steps it considers necessary to evaluate the financial condition and affairs of the Borrower and that it has made an independent credit judgment without reliance upon any information furnished by the Agent; and

(b)	so long as any portion of the Credit Facility is being utilized by the Borrower, it will continue to make its own independent evaluation of the financial condition and affairs of the Borrower.

14.12	Successor Agent

Subject to the appointment and acceptance of a successor Agent as provided below, the Agent may resign at any time by giving 30 days’ written notice thereof to the Lenders. Upon any such resignation, the Majority Lenders shall have the right to appoint a successor Agent who shall (provided no Event of Default has occurred and is continuing) be approved by the Borrower and shall be one of the Lenders unless none of the Lenders wishes to accept such appointment. If no successor Agent shall have been so appointed and shall have accepted such appointment by the time of such resignation, then the retiring Agent may, on behalf of the Lenders, appoint a successor Agent which shall be a bank organized under the Laws of Canada which has shareholders’ equity in excess of $500,000,000 and has an office in Toronto. Upon the acceptance of any appointment as Agent hereunder by a successor Agent, such successor Agent shall thereupon succeed to and become vested with all the rights, powers, privileges, duties and obligations of the retiring Agent (in its capacity as Agent but not in its capacity as a Lender) and the retiring Agent shall be discharged from its duties and obligations hereunder (in its capacity as Agent but not in its capacity as a Lender). After any retiring Agent’s resignation or removal hereunder as the Agent, provisions of this Article 14 shall continue in effect for its benefit in respect of any actions taken or omitted to be taken by it while it was acting as the Agent.

14.13	Delegation by Agent

With the prior approval of the Majority Lenders, the Agent shall have the right to delegate any of its duties or obligations hereunder as Agent to any Affiliate of the Agent so long as the Agent shall not thereby be relieved of such duties or obligations.

14.14	Waivers and Amendments

(a)	Subject to Section 14.14(b), any term, covenant or condition of any of the Loan Documents may only be amended with the consent of the Borrower and the Majority Lenders or compliance therewith may be waived (either generally or in a particular instance and either retroactively or prospectively) by the Majority Lenders and in any such event the failure to observe, perform or discharge any such covenant, condition or obligation, so amended or waived (whether such amendment is executed or such consent or waiver is given before or after such failure), shall not be construed as a breach of such covenant, condition or obligation or as a Default or Event of Default. Any indulgence by the Lenders or the Majority Lenders with respect to any failure to strictly observe, perform or comply with any term, covenant or condition of any Loan Document is not a waiver of the entire term, covenant or condition or any subsequent default.

(b)	Notwithstanding Section 14.14(a), without the prior written consent of each Lender, no such amendment or waiver shall directly:

(i)	increase the amount of the Credit Facility;

(ii)	alter the terms of Section 2.5 or Article 9;

(iii)	extend the time of the Maturity Date (other than in accordance with Section 9.2) or for any other payment of the interest or principal on any Loans ~~(including, for certainty, pursuant to a change to the adjustments set out in the definitions of “GHG Adjustment” and “Diversity Adjustment”)~~, forgive any portion of interest or principal thereof, reduce the stated rate of interest thereon or amend the requirement of pro rata application of all amounts received by the Agent;

(iv)	consent to any assignment by the Borrower of the Loan Documents or the benefit thereof;

(v)	change the percentage of the Lenders required to constitute the Majority Lenders or otherwise amend the definition of Majority Lenders;

(vi)	reduce the stated amount of any fees to be paid pursuant to Article 7 of this Agreement;

(vii)	permit any subordination of the Borrower Obligations; or

(viii)	alter the terms of this Section 14.14(b).

(c)	Without the prior written consent of the Agent, no amendment to or waiver of Sections 14.1 through 14.13 or any other provision hereof to the extent it affects the rights or obligations of the Agent shall be effective.

(d)	No amendment to or waiver of any provision hereof to the extent it affects the rights or obligations of the Swingline Lender or any Lender which is a Fronting Lender at the time of such amendment or waiver shall be effective without the prior written consent of such party.

14.15	Determination by Agent Conclusive and Binding

Any determination to be made by the Agent on behalf of or with the approval of the Lenders or the Majority Lenders under this Agreement shall be made by the Agent in good faith and, if so made, shall be binding on all parties, absent manifest error.

14.16	Adjustments among Lenders after Acceleration

(a)	The Lenders agree that, at any time after all indebtedness of the Borrower to the Lenders and the Agent pursuant hereto has become immediately due and payable pursuant to Section 13.1 or after the cancellation or termination of the Credit Facility, they will at any time or from time to time upon the request of any Lender through the Agent purchase portions of the availments made available by the other Lenders which remain outstanding, and make any other adjustments which may be necessary or appropriate, in order that the amounts of the availments made available by the respective Lenders which remain outstanding, as adjusted pursuant to this Section 14.16, will be in the same proportions as their respective Pro Rata Shares thereof immediately prior to such acceleration, cancellation or termination.

(b)	The Lenders agree that, at any time after all indebtedness of the Borrower to the Lenders and the Agent pursuant hereto has become immediately due and payable pursuant to Section 13.1 or after the cancellation or termination of the Credit Facility, the amount of any repayment made by the Borrower under this Agreement, and the amount of any proceeds of the exercise of any rights or remedies of the Lenders under the Loan Documents, which are to be applied against amounts owing hereunder as principal, will be so applied in a manner such that to the extent possible, the availments made available by the respective Lenders which remain outstanding, after giving effect to such application, will be in the same proportions as their respective Pro Rata Shares thereof immediately prior to such acceleration, cancellation or termination.

(c)	For greater certainty, the Lenders acknowledge and agree that, without limiting the generality of the provisions of Sections 14.16(a) and (b), such provisions will have application if and whenever any Lender shall obtain any payment (whether voluntary, involuntary, through the exercise of any right of set-off, compensation, or otherwise) on account of any monies owing or payable by the Borrower to it hereunder in excess of its pro rata share of payments on account of monies owing by the Borrower to all the Lenders hereunder.

(d)	The Borrower agrees to be bound by and to do all things necessary or appropriate to give effect to any and all purchases and other adjustments made by and between the Lenders pursuant to this Section 14.16.

14.17	Redistribution of Payment

If a Lender shall receive payment of a portion of the aggregate amount of principal and interest due to it hereunder which is greater than the proportion received by any other Lender in respect of the aggregate amount of principal and interest due in respect of the Credit Facility (having regard to the respective Individual Commitments of the Lenders), the Lender receiving such proportionately greater payment shall purchase a participation (which shall be deemed to have been done simultaneously with receipt of such payment) in that portion of the aggregate outstanding credit of the other Lender or Lenders so that the respective receipts shall be pro rata to their respective participation in the credits; provided, however, that if all or part of such proportionately greater payment received by such purchasing Lender shall be recovered from the Borrower, such purchase shall be rescinded and the purchase price paid for such participation shall be returned by such selling Lender or Lenders to the extent of such recovery, but without interest.

14.18	Distribution of Notices

With respect to each notice which is delivered to the Agent hereunder on behalf of certain of or all of the Lenders, the Agent shall provide a copy of such notice to each of such Lenders on the date it is received by the Agent if such date is a Business Day and it is received by the Agent prior to 12:00 noon (Toronto time) on such date; otherwise, the Agent shall provide a copy of such notice to each of such Lenders within one Business Day of receipt by the Agent. The foregoing sentence shall also apply to any automatic conversion pursuant to Section 6.5 or 6.6. With respect to each other document which is delivered to the Agent hereunder on behalf of certain of or all of the Lenders, the Agent shall provide a copy of such document to each of such Lenders within one Business Day of receipt by the Agent.

14.19	~~Sustainability Matters~~[Reserved]

~~It is understood and agreed that the Agent and the Sustainability Structuring Agent make no assurances as to (i) whether this Agreement meets any criteria or expectations of the Borrower or any Lender with regard to environmental impact and sustainability performance, or (ii) whether the characteristics of the relevant sustainability performance targets and/or key performance indicators included in the Agreement, including any environmental and sustainability criteria or any computation methodology with respect thereto, meet any industry standards for sustainability-linked credit facilities. It is further understood and agreed that neither the Agent nor the Sustainability Structuring Agent shall have any responsibility for (or liability in respect of) reviewing, auditing or otherwise evaluating any calculation by the Borrower of (i) the relevant sustainability performance targets and/or key performance indicators or (ii) any Sustainability Adjustment (or any of the data or computations that are part of or related to any such calculation) set forth in any Sustainability Certificate (and the Agent may rely conclusively on any such certificate, without further inquiry, when implementing any such pricing adjustment).~~

Article 15
MISCELLANEOUS

15.1	Waivers

No failure or delay by the Agent, the Lenders or the Majority Lenders in exercising any remedy, right or power hereunder or otherwise shall operate as a waiver thereof, except a waiver which is specifically given in writing by the Agent, and no single or partial exercise of any power, right or privilege hereunder will preclude any other or further exercise thereof or the exercise of any other power, right or privilege.

15.2	Notices

All notices, demands and other communications provided for in this Agreement shall be in writing and shall be personally delivered to an officer or other responsible employee of the addressee or sent by facsimile, charges prepaid, at or to the applicable addresses or facsimile numbers, as the case may be, set opposite the party’s name on the signature page hereof (in the case of the Borrower or the Agent) or set forth in Schedule A hereto (in the case of the Lenders) or at or to such other address or addresses or facsimile number or numbers as any party hereto may from time to time designate to the other parties in such manner. Any communication which is personally delivered as aforesaid shall be deemed to have been validly and effectively given on the date of such delivery if such date is a Business Day and such delivery was made before 4:00 p.m. (Toronto time); otherwise, it shall be deemed to have been validly and effectively given on the Business Day next following such date of delivery. Any communication which is transmitted by facsimile as aforesaid shall be deemed to have been validly and effectively given on the date of transmission if such date is a Business Day and such transmission was made before 4:00 p.m. (Toronto time); otherwise, it shall be deemed to have been validly and effectively given on the Business Day next following such date of transmission.

15.3	Severability

Any provision hereof which is prohibited or unenforceable shall be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof.

15.4	Counterparts

This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original and all of which taken together shall be deemed to constitute one and the same instrument.

15.5	Successors and Assigns

This Agreement shall enure to the benefit of and shall be binding upon the parties hereto and their respective successors and permitted assigns.

15.6	Assignment

(a)	Neither the Loan Documents nor the benefit thereof may be assigned by the Borrower.

(b)	A Lender may at any time sell to one or more other Persons (“Participants”) participating interests in any credit outstanding hereunder, the commitment of the Lender hereunder or any other interest of the Lender under the Loan Documents provided such sale of a participating interest would not cause the Borrower to incur additional costs pursuant to Article 8. For greater certainty, the aforesaid proviso shall only be applicable for so long as no Event of Default has occurred and is continuing. In the event of any such sale by the Lender of a participating interest to a Participant, the Lender’s obligations under this Agreement to the Borrower shall remain unchanged, the Lender shall remain solely responsible for the performance thereof and the Borrower shall continue to be obligated to the Lender in connection with the Lender’s rights under this Agreement. The Borrower agrees that each Participant shall be entitled to the benefits of Article 8 with respect to its participation hereunder; provided that no Participant shall be entitled to receive any greater amount pursuant to such Article than the Lender would have been entitled to receive in respect of the amount of the participation transferred by the Lender to such Participant had no such transfer occurred.

(c)	With the written consent of the Borrower (which consent shall not be required (x) in circumstances where an Event of Default has occurred and is continuing or (y) if such sale is to one or more other Lenders or to an Affiliate or Subsidiary of any of the Lenders and, in each case, a notice of the sale has been given to the Borrower), the Swingline Lender and the Agent, a Lender may at any time sell all or any part of its rights and obligations under the Loan Documents to one or more Persons (“Purchasing Lenders”), provided (prior to the occurrence and continuance of an Event of Default) such sale would not cause the Borrower to incur any additional costs pursuant to Article 8 and provided further (prior to the occurrence and continuance of an Event of Default) any partial assignment or sale shall be with respect to a minimum Individual Commitment of $10,000,000 and in integral multiples of $1,000,000 in excess thereof or such lesser amount as will result in each of the selling Lender (except if the selling Lender is assigning its entire Individual Commitment) and the Purchasing Lender having a minimum aggregate Individual Commitment of $10,000,000. Provided an Event of Default has not occurred and is not continuing, a Purchasing Lender shall be a Canadian Qualified Lender unless such Purchasing Lender has waived its rights to the benefit of Section 8.6 and such waiver is otherwise in form and substance satisfactory to the Borrower. Upon such sale, the Lender shall, to the extent of such sale, be released from its obligations under the Loan Documents and each of the Purchasing Lenders shall become a party to the Loan Documents to the extent of the interest so purchased. Any such assignment by a Lender shall not be effective unless and until such Lender has paid to the Agent an assignment fee in the amount of $3,500 for each Purchasing Lender (unless the payment of such fee has been waived by the Agent), unless and until the assignee has executed an instrument substantially in the form of Schedule C hereto or otherwise in a form acceptable to such Lender, the Purchasing Lender and the Agent, whereby such assignee has agreed to be bound by the terms of the Loan Documents as a Lender and has agreed to a specific Individual Commitment and a specific address and facsimile number for the purpose of notices as provided in Section 15.2 and unless and until a copy of a fully executed copy of such instrument has been consented to by the Agent and, if no Event of Default has occurred and is continuing, consented to by the Borrower. Upon any such assignment becoming effective, Schedule A hereto shall be deemed to be amended to include the assignee as a Lender with the specific Individual Commitment, address and facsimile number as aforesaid and the Individual Commitment of the Lender making such assignment shall be deemed to be reduced by the amount of the Individual Commitment of the assignee. Where any such assignment occurs after the occurrence and during the continuance of an Event of Default, the Purchasing Lender, if it is not a Canadian Qualified Lender, shall make reasonable efforts to respond accurately and promptly to a question in writing of the Borrower as to the Purchasing Lender’s country of residence.

(d)	The Borrower authorizes the Agent and the Lenders to disclose to any Participant or Purchasing Lender (each, a “Transferee”) and any prospective Transferee any and all financial and other information in its possession concerning the Borrower which has been delivered to them by or on behalf of the Borrower pursuant to this Agreement or which has been delivered to them by or on behalf of the Borrower in connection with their credit evaluation of the Borrower prior to entering into this Agreement, so long as any such Transferee or prospective Transferee agrees not to disclose any confidential, non-public information to any Person other than its non-brokerage Affiliates, employees, accountants or legal counsel, unless required by Law and after prior notice to the Borrower. The Borrower also authorizes the Agent and the Lenders to make such disclosure in connection with any enforcement of their rights hereunder. For the avoidance of doubt, nothing herein prohibits any individual from communicating or disclosing information regarding suspected violations of laws, rules, or regulations to a Governmental Authority or self-regulatory authority without any notification to any Person.

15.7	Entire Agreement

The Loan Documents and the agreements referred to therein and delivered pursuant thereto constitute the entire agreement between the parties hereto and supersede any prior agreements, commitment letters, undertakings, declarations, representations and understandings, both written and verbal, in respect of the subject matter hereof. For certainty, the Fee Letter shall continue in full force and effect.

15.8	Further Assurances

The Borrower shall from time to time and at all times hereafter, upon every reasonable request of the Agent, make, do, execute, and deliver or cause to be made, done, executed and delivered all such further acts, deeds, assurances and things as may be necessary in the opinion of the Agent for more effectually implementing and carrying out the true intent and meaning of this Agreement, the other Loan Documents or any agreement delivered pursuant hereto or thereto.

15.9	Judgment Currency

(a)	If, for the purpose of obtaining or enforcing judgment against the Borrower in any court in any jurisdiction, it becomes necessary to convert into a particular currency (such currency being hereinafter in this Section 15.9 referred to as the “Judgment Currency”) an amount due in another currency (such other currency being hereinafter in this Section 15.9 referred to as the “Indebtedness Currency”) under this Agreement, the conversion shall be made at the rate of exchange prevailing on the Business Day immediately preceding:

(i)	the date of actual payment of the amount due, in the case of any proceeding in the courts of the Province of Ontario or in the courts of any other jurisdiction that will give effect to such conversion being made on such date; or

(ii)	the date on which the judgment is given, in the case of any proceeding in the courts of any other jurisdiction (the date as of which such conversion is made pursuant to this Section 15.9(a)(ii) being hereinafter in this Section 15.9 referred to as the “Judgment Conversion Date”).

(b)	If, in the case of any proceeding in the court of any jurisdiction referred to in Section 15.9(a)(ii), there is a change in the rate of exchange prevailing between the Judgment Conversion Date and the date of actual payment of the amount due, the Borrower shall pay to the Lenders such additional amount (if any, but in any event not a lesser amount) as may be necessary to ensure that the amount paid in the Judgment Currency, when converted at the rate of exchange prevailing on the date of payment, will produce the amount of the Indebtedness Currency which could have been purchased with the amount of Judgment Currency stipulated in the judgment or judicial order at the rate of exchange prevailing on the Judgment Conversion Date.

(c)	Any amount due from the Borrower under the provisions of Section 15.9(b) shall be due to the judgment creditor as a separate debt and shall not be affected by judgment being obtained for any other amounts due under or in respect of this Agreement.

(d)	The term “rate of exchange” in this Section 15.9 means the daily exchange rate for Canadian interbank transactions applied in converting the Indebtedness Currency into the Judgment Currency published by the Bank of Canada for the day in question.

15.10	Contractual Recognition of Bail-In.

Notwithstanding any other term of any Loan Document or any other agreement, arrangement or understanding between the parties hereto, each party to this Agreement acknowledges and accepts that any liability of any party to this Agreement to any other party to this Agreement under or in connection with the Loan Documents may be subject to Bail-In Action by the relevant Resolution Authority and acknowledges and accepts to be bound by the effect of:

(a)	any Bail-In Action in relation to any such liability, including (without limitation):

(i)	a reduction, in full or in part, in the principal amount, or outstanding amount due (including any accrued but unpaid interest) in respect of any such liability;

(ii)	a conversion of all, or part of, any such liability into shares or other instruments of ownership that may be issued to, or conferred on, it; and

(iii)	a cancellation of any such liability; and

(b)	a variation of any term of any Loan Document to the extent necessary to give effect to any Bail-In Action in relation to any such liability.

15.11	Erroneous Payments.

(a)	If the Agent notifies a Lender, Swingline Lender or Fronting Lender, or any Person who has received funds on behalf of a Lender, Swingline Lender or Fronting Lender (any such Lender, Swingline Lender, Fronting Lender or other recipient, a “Payment Recipient”) that the Agent has determined in its sole discretion (whether or not after receipt of any notice under Section 15.11(b)) that any funds received by such Payment Recipient from the Agent or any of its Affiliates were erroneously transmitted to, or otherwise erroneously or mistakenly received by, such Payment Recipient (whether or not known to such Lender, Swingline Lender, Fronting Lender or other Payment Recipient on its behalf) (any such funds, whether received as a payment, prepayment or repayment of principal, interest, fees, distribution or otherwise, individually and collectively, an “Erroneous Payment”) and demands the return of such Erroneous Payment (or a portion thereof), such Erroneous Payment shall at all times remain the property of the Agent and shall be segregated by the Payment Recipient and held in trust for the benefit of the Agent, and such Lender, Swingline Lender or Fronting Lender shall (or, with respect to any Payment Recipient who received such funds on its behalf, shall cause such Payment Recipient to) promptly, but in no event later than two Business Days thereafter, return to the Agent the amount of any such Erroneous Payment (or portion thereof) as to which such a demand was made, in same day funds (in the currency so received), together with interest thereon in respect of each day from and including the date such Erroneous Payment (or portion thereof) was received by such Payment Recipient to the date such amount is repaid to the Agent in same day funds at the greater of (x) in respect of an Erroneous Payment in United States dollars, the Federal Funds Effective Rate, and in respect of an Erroneous Payment in Canadian dollars or any other currency at a fluctuating rate per annum equal to the overnight rate at which Canadian dollars or funds in the currency of such Erroneous Payment, as the case may be, may be borrowed by the Agent in the interbank market in an amount comparable to such Erroneous Payment (as determined by the Agent); and (y) a rate determined by the Agent in accordance with banking industry rules on interbank compensation from time to time in effect. A notice of the Agent to any Payment Recipient under this Section 15.11(a) shall be conclusive, absent manifest error.

(b)	Without limiting Section 15.11(a), each Lender, Swingline Lender or Fronting Lender, or any Person who has received funds on behalf of a Lender, Swingline Lender or Fronting Lender, hereby further agrees that if it receives a payment, prepayment or repayment (whether received as a payment, prepayment or repayment of principal, interest, fees, distribution or otherwise) from the Agent (or any of its Affiliates) (x) that is in a different amount than, or on a different date from, that specified in a notice of payment, prepayment or repayment sent by the Agent (or any of its Affiliates) with respect to such payment, prepayment or repayment, (y) that was not preceded or accompanied by a notice of payment, prepayment or repayment sent by the Agent (or any of its Affiliates), or (z) that such Lender, Swingline Lender or Fronting Lender, or other such recipient, otherwise becomes aware was transmitted, or received, in error or by mistake (in whole or in part) in each case:

(i)	(A) in the case of clauses (x) or (y) of Section 15.11(b), an error shall be presumed to have been made (absent written confirmation from the Agent to the contrary) or (B) an error has been made (in the case of clause (z) of this Section 15.11(b)), in each case, with respect to such payment, prepayment or repayment; and

(ii)	Such Lender, Swingline Lender or Fronting Lender shall (and shall cause any other recipient that receives funds on its respective behalf to) promptly (and, in all events, within one Business Day of its knowledge of such error) notify the Agent of its receipt of such payment, prepayment or repayment, the details thereof (in reasonable detail) and that it is so notifying the Agent pursuant to this Section 15.11(b).

(c)	Each Lender, Swingline Lender or Fronting Lender hereby authorizes the Agent to set off, net and apply any and all amounts at any time owing to such Lender, Swingline Lender or Fronting Lender under any Loan Document, or otherwise payable or distributable by the Agent to such Lender, Swingline Lender or Fronting Lender from any source, against any amount due to the Agent under Section 15.11(a) or under the indemnification provisions of this Agreement.

(d)	In the event that an Erroneous Payment (or portion thereof) is not recovered by the Agent for any reason, after demand therefor by the Agent in accordance with Section 15.11(a), from any Lender, Swingline Lender or Fronting Lender that has received such Erroneous Payment (or portion thereof) (and/or from any Payment Recipient who received such Erroneous Payment (or portion thereof) on its respective behalf) (such unrecovered amount, an “Erroneous Payment Return Deficiency”), upon the Agent’s notice to such Lender, Swingline Lender or Fronting Lender at any time, (i) such Lender, Swingline Lender or Fronting Lender shall be deemed to have assigned its Loans (but not its Individual Commitment) with respect to which such Erroneous Payment was made (the “Erroneous Payment Impacted Class”) in an amount equal to the Erroneous Payment Return Deficiency (or such lesser amount as the Agent may specify) (such assignment of the Loans (but not Individual Commitments) of the Erroneous Payment Impacted Class, the “Erroneous Payment Deficiency Assignment”) at par plus any accrued and unpaid interest (with the assignment fee to be waived by the Agent in such instance), and is hereby (together with the Borrower) deemed to execute and deliver an instrument substantially in the form of Schedule C hereto (or, to the extent applicable, an agreement incorporating such instrument by reference pursuant to an electronic platform approved by the Agent and as to which the Agent and such parties are participants) with respect to such Erroneous Payment Deficiency Assignment, (ii) the Agent as the assignee Lender shall be deemed to acquire the Erroneous Payment Deficiency Assignment, (iii) upon such deemed acquisition, the Agent as the assignee Lender shall become a Lender, Swingline Lender or Fronting Lender, as applicable, hereunder with respect to such Erroneous Payment Deficiency Assignment and the assigning Lender, assigning Swingline Lender or assigning Fronting Lender shall cease to be a Lender, Swingline Lender or Fronting Lender, as applicable, hereunder with respect to such Erroneous Payment Deficiency Assignment, excluding, for the avoidance of doubt, its obligations under the indemnification provisions of this Agreement and its Individual Commitment which shall survive as to such assigning Lender, assigning Swingline Lender or assigning Fronting Lender and (iv) the Agent may reflect in the applicable register its ownership interest in the Loans, subject to the Erroneous Payment Deficiency Assignment. The Agent may, in its discretion, sell any Loans acquired pursuant to an Erroneous Payment Deficiency Assignment and upon receipt of the proceeds of such sale, the Erroneous Payment Return Deficiency owing by the applicable Lender, Swingline Lender or Fronting Lender shall be reduced by the net proceeds of the sale of such Loan (or portion thereof), and the Agent shall retain all other rights, remedies and claims against such Lender, Swingline Lender or Fronting Lender (and/or against any recipient that receives funds on its respective behalf). For the avoidance of doubt, no Erroneous Payment Deficiency Assignment will reduce the Individual Commitment of any Lender, Swingline Lender or Fronting Lender and such Individual Commitments of the Lenders, Swingline Lender and Fronting Lender shall remain available in accordance with the terms of this Agreement. In addition, each party hereto agrees that, except to the extent that the Agent has sold a Loan (or portion thereof) acquired pursuant to an Erroneous Payment Deficiency Assignment, and irrespective of whether the Agent may be equitably subrogated, the Agent shall be contractually subrogated to all the rights and interests of the applicable Lender, Swingline Lender or Fronting Lender under the Loan Documents with respect to each Erroneous Payment Return Deficiency (the “Erroneous Payment Subrogation Rights”).

(e)	The parties hereto agree that an Erroneous Payment shall not pay, prepay, repay, discharge or otherwise satisfy any of the Borrower Obligations owed by the Borrower or any other Loan Party, except, in each case, to the extent such Erroneous Payment is, and solely with respect to the amount of such Erroneous Payment that is, comprised of funds received by the Agent from the Borrower or any other Loan Party for the purpose of making such Erroneous Payment.

(f)	To the extent permitted by applicable law, no Payment Recipient shall assert any right or claim to an Erroneous Payment, and hereby waives, and is deemed to waive, any claim, counterclaim, defense or right of set-off or recoupment with respect to any demand, claim or counterclaim by the Agent for the return of any Erroneous Payment received, including without limitation waiver of any defense based on “discharge for value” or any similar doctrine.

(g)	Each party’s obligations, agreements and waivers under this Section 15.11 shall survive the resignation or replacement of the Agent, any transfer of rights or obligations by, or the replacement of, a Lender, Swingline Lender or Fronting Lender, the termination of the Individual Commitment of a Lender and/or the repayment, satisfaction or discharge of all Borrower Obligations (or any portion thereof) under any Loan Document.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF the parties hereto have executed this Agreement.

FORTIS INC. Fortis Place		FORTIS INC.
Suite 1100		By:
5 Springdale Street			Name:
P.O. Box 8837			Title:
St. John’s, Newfoundland and Labrador
A1B 3T2
Attention:	Chief Financial Officer	By:
Telefax:	(709) 737 5307		Name:
Title:

THE BANK OF NOVA SCOTIA Global Loan Syndications – Agency Services 40 King Street West, 62nd Floor Toronto, Ontario M5W 2X6		THE BANK OF NOVA SCOTIA, as Agent
By:
Attention:	Head of Agency Services		Name:
Telefax: Email:	(416) 866 3329 agency.services@scotiabank.com		Title:

By:
Name:
Title:

THE BANK OF NOVA SCOTIA, as Lender
By:
Name:
Title:

By:
Name:
Title:

Fortis Inc. - Fourth Amended and Restated Credit Agreement

CANADIAN IMPERIAL BANK OF COMMERCE
By:
Name:
Title:

By:
Name:
Title:

ROYAL BANK OF CANADA
By:
Name:
Title:

By:
Name:
Title:

BANK OF MONTREAL
By:
Name:
Title:

By:
Name:
Title:

Fortis Inc. - Fourth Amended and Restated Credit Agreement

THE TORONTO-DOMINION BANK
By:
Name:
Title:

By:
Name:
Title:

NATIONAL BANK OF CANADA
By:
Name:
Title:

By:
Name:
Title:

MUFG BANK, LTD., CANADA BRANCH
By:
Name:
Title:

By:
Name:
Title:

BANK OF AMERICA, N.A. CANADA BRANCH
By:
Name:
Title:

By:
Name:
Title:

Fortis Inc. - Fourth Amended and Restated Credit Agreement

MORGAN STANLEY BANK, N.A.
By:
Name:
Title:

By:
Name:
Title:

Fortis Inc. - Fourth Amended and Restated Credit Agreement

FÉDÉRATION DES CAISSES DESJARDINS DU QUÉBEC
By:
Name:
Title:

By:
Name:
Title:

WELLS FARGO BANK, N.A., CANADIAN BRANCH
By:
Name:
Title:

By:
Name:
Title:

Fortis Inc. - Fourth Amended and Restated Credit Agreement

Schedule A
INDIVIDUAL COMMITMENTS

Name and Address of Lender	Individual Commitment
The Bank of Nova Scotia Corporate Banking – Atlantic 4th Floor 1709 Hollis Street Halifax, Nova Scotia B3J 1W1 Attention: Managing Director Telefax: (902) 420-3702	$210,000,000
Canadian Imperial Bank of Commerce 199 Bay Street Commerce Court West 3rd Floor Toronto, Ontario M5L 1A2 Attention: Executive Director, Energy and Utilities Telefax: (416) 956-3870	$150,000,000
Royal Bank of Canada P.O. Box 50, 200 Bay Street 4th Floor, South Tower Toronto, Ontario M5J 2W7 Attention: Managing Director Telefax: (416) 842-5320	$150,000,000
Bank of Montreal Loan Products Group Investment & Corporate Banking 4th Floor, 1 First Canadian Place Toronto, Ontario M5X 1H3 Attention: Vice-President Telefax: (416) 359-7796	$130,000,000

Name and Address of Lender	Individual Commitment
The Toronto-Dominion Bank TD Tower 66 Wellington Street West, 8th Floor Toronto, Ontario M5K 1A2 Attention: Vice President & Director Telefax: (416) 944-5630	$130,000,000
National Bank of Canada The Exchange Tower 130 King Street West Suite 3200 Toronto, ON M5X 1J9 Attention: Managing Director - Corporate Banking (Gil Herritt) Telefax: (416)-869-6545 with a copy to (416)-864-7878	$97,000,000
MUFG Bank, Ltd., Canada Branch Royal Bank Plaza, South Tower 200 Bay Street, Suite 1800 Toronto, Ontario M5J 2J1 Attention: Director Telefax: (416) 365-0398	$97,000,000
Wells Fargo Bank, N.A., Canadian Branch 40 King Street West, Suite 3200 Toronto, ON M5H 3Y2 Attention: Corporate Banking Canada Telefax: (416) 607-2907	$97,000,000
Bank of America, N.A. Canada Branch 181 Bay Street Toronto, Ontario M5J 2V8 Attention: Director Telefax: (415) 249-5033	$97,000,000

Name and Address of Lender	Individual Commitment
With a copy to: Bank of America, N.A. Canada Branch Bow Valley Square III Suite 2620 255 – 5th Avenue S.W. Calgary, Alberta T2P 3G6 Attention: Director Telefax: (403) 237-7372
Fédération des Caisses Desjardins du Québec 1170, rue Peel, bureau 600 Montreal, PQ H3B 0B1 Attention: Senior Manager, Corporate Finance Telefax: (514) 281-4317	$97,000,000
Morgan Stanley Bank, N.A. 1300 Thames Street Thames Street Wharf, 4th Floor Baltimore, MD 21231 Attention: Morgan Stanley Loan Services Telefax: (718) 233-2140	$45,000,000

Schedule B
COMPLIANCE CERTIFICATE

TO:	THE BANK OF NOVA SCOTIA, as Agent

I, ___________________, the Chief Financial Officer of Fortis Inc. (the “Borrower”), in such capacity and not personally, hereby certify that:

1.	I am the duly appointed Chief Financial Officer of the Borrower named in the Fourth Amended and Restated Credit Agreement dated as of May 4, 2022 among, among others, the Borrower, the lending institutions from time to time parties thereto as Lenders and The Bank of Nova Scotia, as administrative agent of the Lenders, as the same may be amended, modified, supplemented or replaced from time to time (the “Credit Agreement”) and as such I am providing this certificate for and on behalf of the Borrower pursuant to the Credit Agreement.

2.	I am familiar with and have examined the provisions of the Credit Agreement including, without limitation, those of Articles 10, 11 and 13 thereof.

3.	To the best of my knowledge, information and belief and after due inquiry, no Default has occurred and is continuing as at the date hereof [or, if a Default has occurred, specifying the Default and the steps being taken to remedy same].

4.	As of the last day of the Fiscal Quarter ending ____________, the Consolidated Debt to Consolidated Capitalization Ratio as referred to in Section 11.3(a) of the Credit Agreement was ______________, the detailed calculations of which are attached hereto.

5.	[Attached hereto is an updated version of Schedule D] or [There are no changes to the version of Schedule D most recently delivered to the Agent].

6.	Unless the context otherwise requires, capitalized terms in the Credit Agreement which appear herein without definitions shall have the meanings ascribed thereto in the Credit Agreement.

DATED this ______ day of _____________, _____.

[Name] Chief Financial Officer

Schedule C
FORM OF ASSIGNMENT

Dated: ________________

Reference is made to the Fourth Amended and Restated Credit Agreement dated as of May 4, 2022 (the “Credit Agreement”), among, among others, Fortis Inc. (the “Borrower”), the lending institutions from time to time parties thereto as Lenders and The Bank of Nova Scotia, as administrative agent of the Lenders, as amended to the date hereof. Terms defined in the Credit Agreement are used herein as therein defined.

______________ (the “Assignor”) and _______________ (the “Assignee”) agree as follows:

1.	The Assignor hereby sells and assigns to the Assignee, and the Assignee hereby purchases and assumes from the Assignor, a _____% interest in and to all of the Assignor’s rights and obligations as a Lender under the Loan Documents as of the Effective Date (as defined below) (including, without limitation, such percentage interest in the Assignor’s Individual Commitment as in effect on the Effective Date and the credit extended by the Assignor and outstanding on the Effective Date).

2.	The Assignor (i) represents and warrants that as of the date hereof its Individual Commitment is $______________ (without giving effect to assignments thereof which have not yet become effective, including, but not limited to, the assignment contemplated hereby), and the aggregate outstanding amount of credit extended by it under the Credit Facility is $_____________ (without giving effect to assignments thereof which have not yet become effective, including, but not limited to, the assignment contemplated hereby); (ii) represents and warrants that it is the legal and beneficial owner of the interest being assigned by it hereunder and that such interest is free and clear of any adverse claim; (iii) makes no representation or warranty and assumes no responsibility with respect to any statements, warranties or representations made in or in connection with the Loan Documents or the execution, legality, validity, enforceability, genuineness, sufficiency or value of the Loan Documents or any other instrument or document furnished pursuant thereto; (iv) makes no representation or warranty and assumes no responsibility with respect to the financial condition of the Borrower or the performance or observance by the Borrower of any of its obligations under the Loan Documents or any other instrument or document furnished pursuant thereto; and (v) gives notice to the Agent of the assignment to the Assignee hereunder.

3.	The effective date of this Assignment (the “Effective Date”) shall be _______________. Following the execution of this Assignment, it will be delivered to the Agent for its consent and, to the extent required pursuant to Section 15.6(c) of the Credit Agreement, to the Borrower for its consent.

4.	Upon such consent, as of the Effective Date (i) the Assignee shall, in addition to any rights and obligations under the Loan Documents held by it immediately prior to the Effective Date, have the rights and obligations under the Loan Documents that have been assigned to it pursuant to this Assignment, (ii) the Assignor shall, to the extent provided in this Assignment, relinquish its rights and be released from its obligations under the Loan Documents subject always to its continuing obligations under Section 3.11(j) of the Credit Agreement, (iii) the Individual Commitment of the Assignee shall be as described in Appendix 1 hereto and (iv) the address and facsimile number of the Assignee for the purposes of Schedule A to the Credit Agreement shall be as set forth in Appendix 1 hereto.

5.	The Assignor and Assignee shall make all appropriate adjustments in payments under the Loan Documents for periods prior to the Effective Date directly between themselves.

6.	This Assignment shall be governed by, and construed in accordance with, the Laws of the Province of Ontario and the Laws of Canada applicable therein.

[ASSIGNOR]
By:
Name:
Title:

[ASSIGNEE]
By:
Name:
Title:

Acknowledged and agreed to as of this __________ day of __________________, _____.

THE BANK OF NOVA SCOTIA, as Agent
By:
Name:
Title:

By:
Name:
Title:

THE BANK OF NOVA SCOTIA, as Swingline Lender
By:
Name:
Title:

By:
Name:
Title:

1Acknowledged and agreed to as of this __________ day of __________________, _____.

FORTIS INC.
By:
Name:
Title:

1 Not applicable if Event of Default outstanding or if Lender assigning to another Lender or to an Affiliate or Subsidiary.

Schedule D
MATERIAL SUBSIDIARIES

(Names of indirect Subsidiaries are in italics)

Name	Form	Shares Outstanding	Shares Owned by Borrower	Jurisdiction of Incorporation
Fortis Energy Corporation	Corporation	3,998,758,007 Common	3,998,758,007 Common	Newfoundland & Labrador
FortisBC Holdings Inc.	Corporation	17,037,853 Common	17,037,853 Common	British Columbia
		1,183,710 Class A	1,183,710 Class A
		Preferred	Preferred
FortisBC Energy Inc.[1]	Corporation	325,945,864 Common	325,945,864 Common	British Columbia
FortisWest Inc.	Corporation	25,151,916 Common	25,151,916 Common	Canada
FortisUS Holdings Nova Scotia Limited[2]	Corporation	2,422,742,593	2,422,742,593	Canada
		Common 2,000 Series A	Common 2,000 Series A
		Preferred	Preferred
		354,870 Series B	354,870 Series B
		Preferred	Preferred
FortisUS Inc.[3]	Corporation	38,789 Common	38,789 Common	Delaware
UNS Energy Corporation[4]	Corporation	45,636,221 Common	45,636,221	Arizona
1 - Limited Voting
Junior Preferred
Stock5
Tucson Electric Power Company[6]	Corporation	32,139,434 Common	32,139,434 Common	Arizona

1            All shares held by FortisBC Holdings Inc.

2            Series A preferred shares held by Fortis Properties Corporation and series B preferred shares held by NewfoundlandEnergy Luxembourg SARL.

3            All common shares held by FortisUS Holdings Nova Scotia Limited.

4            All common shares held by FortisUS Inc.

5            Limited Voting Junior Preferred Stock held by Robert L. Draper, an independent person who has and has had permanent residence in Arizona for at least three years prior to his appointment.

6            All common shares held by UNS Energy Corporation.

Name	Form	Shares Outstanding	Shares Owned by Borrower	Jurisdiction of Incorporation
Newfoundland	Private	2,500,000 Ordinary	2,500,000	Luxembourg
Energy	Limited	354,870 Preferred	Ordinary
Luxembourg S.a.r.l.[7]	Liability Company		354,870 Preferred
Newfoundland Energy UK Ltd.[8]	Corporation	350,000 Ordinary	350,000 Ordinary	United Kingdom
ITC Investment Holdings Inc.[9]	Corporation	51,720,000 Common	41,427,720 Common	Michigan
ITC Holdings Corp[1][0]	Corporation	224,203,112 Common	80.1%	Michigan
ITC Midwest LLC[11]	Limited Liability	ITC Holdings Corp. owns 100% of	80.1%	Michigan
	Company	Membership
		Interest
13747778 Canada Inc.[12]	Corporation	100 Common 80,000,000 Class A	100%	Canada
		Preferred

7            All shares (ordinary and preferred) held by NewfoundlandEnergy UK Ltd.

8            All ordinary shares held by Fortis Energy Corporation.

9             The common shares of ITC Investment Holdings Inc. are held 80.1% by FortisUS Inc. and 19.9% by Eiffel Investment Pte Ltd.

10            A direct wholly owned subsidiary of ITC Investment Holdings Inc.

11            All of the membership interests of ITC Midwest LLC are owned by ITC Holdings Corp.

12             All common shares held by Fortis Energy Corporation. All Class A preferred shares held by FortisRT Canada Inc.

Schedule E
RESTRICTIVE AGREEMENTS

1.	Trust Indenture dated as of November 1, 1977 between FortisBC Energy Inc. (then called Inland Natural Gas Co. Ltd.) and CIBC Mellon Trust Company (as successor to National Trust Company, Limited), as trustee, providing for the issuance of debentures, as amended by supplemental indentures to date. Under this Trust Indenture, FortisBC Energy Inc. has outstanding eleven series of unsecured debentures in the aggregate principal amount of Cdn.$3,145,000,000 due between 2026 to 2050.

Schedule F
FORM OF DRAWDOWN NOTICE

TO:

The Bank of Nova Scotia, as Agent

Global Wholesale Operations – Loan Administration

720 King Street West

4th Floor

Toronto, Ontario

M5V 2T3

Attention: Senior Manager

Facsimile: (416) 866-5991

Email: CorporateLending.AgencyOps@scotiabank.com

With a copy to Scotia Capital

Corporate Banking – Loan Syndications

55th Floor, 40 King Street West

Toronto, Ontario

M5H 1H1

Attention: Managing Director

Facsimile: (416) 866-3329

Re:	Fourth Amended and Restated Credit Agreement dated as of May 4, 2022 (the “Credit Agreement”) among, among others, Fortis Inc., as borrower, the lending institutions from time to time parties thereto as Lenders and The Bank of Nova Scotia, as administrative agent of the Lenders

1.	Availment Option:

2.	Amount:

3.	If Term Benchmark Loan or CORRA Loan, Interest Period:

4.	If Letter,

(a)	type of letter:

(b)	date of issuance:

(c)	maturity date:

(d)	term:

(e)	beneficiary:

(f)	currency:

(g)	to be issued pursuant to Section 3.11 or 3.13:

other terms and conditions: _______________________________

[The undersigned hereby irrevocably authorizes and directs you to pay the proceeds of this drawdown to ______________ at ______________.]

The undersigned hereby confirms that no Default has occurred and is continuing as at the date hereof or would arise immediately after giving effect to or as a result of such drawdown.

All capitalized terms defined in the Credit Agreement and used herein shall have the meanings ascribed thereto in the Credit Agreement.

DATED the ________ day of ___________, _________.

FORTIS INC.
By:
Name:
Title:

Schedule G
FORM OF ROLLOVER NOTICE

TO:

The Bank of Nova Scotia, as Agent

Global Wholesale Operations – Loan Administration

720 King Street West

4th Floor

Toronto, Ontario

M5V 2T3

Attention: Senior Manager

Facsimile: (416) 866-5991

Email: CorporateLending.AgencyOps@scotiabank.com

With a copy to Scotia Capital

Corporate Banking – Loan Syndications

55th Floor, 40 King Street West

Toronto, Ontario

M5H 1H1

Attention: Managing Director

Facsimile: (416) 866-3329

Re:	Fourth Amended and Restated Credit Agreement dated as of May 4, 2022 (the “Credit Agreement”) among, among others, Fortis Inc., as borrower, the lending institutions from time to time parties thereto as Lenders and The Bank of Nova Scotia, as administrative agent of the Lenders

Pursuant to the terms of the Credit Agreement, the undersigned hereby irrevocably requests a rollover of outstanding credit under the Credit Facility on _______________ as follows:

CORRA Loans		Term Benchmark Loans

Maturity date of maturing Term CORRA Loan / Daily Compounded CORRA Loan		Maturity date of maturing Term Benchmark Loan
Aggregate principal amount of maturing Term CORRA Loan / Daily Compounded CORRA Loan	$	Aggregate principal amount of maturing Term Benchmark Loan	U.S.$
Portion thereof to be replaced	$	Portion thereof to be replaced	U.S.$
Interest Period of new Term CORRA Loan / Daily Compounded CORRA Loan		Interest Period of new Term Benchmark Loan

The undersigned hereby confirms that no Default has occurred and is continuing as at the date hereof or would arise immediately after giving effect to or as a result of such rollover.

All capitalized terms defined in the Credit Agreement and used herein shall have the meaning ascribed thereto in the Credit Agreement.

DATED the _________ day of ____________, __________.

FORTIS INC.
By:
Name:
Title:

Schedule H
FORM OF CONVERSION NOTICE

TO:

The Bank of Nova Scotia, as Agent

Global Wholesale Operations – Loan Administration

720 King Street West

4th Floor

Toronto, Ontario

M5V 2T3

Attention: Senior Manager

Facsimile: (416) 866-5991

Email: CorporateLending.AgencyOps@scotiabank.com

With a copy to Scotia Capital

Corporate Banking – Loan Syndications

55th Floor, 40 King Street West

Toronto, Ontario

M5H 1H1

Attention: Managing Director

Facsimile: (416) 866-3329

Re:	Fourth Amended and Restated Credit Agreement dated as of May 4, 2022 (the “Credit Agreement”) among, among others, Fortis Inc., as borrower, the lending institutions from time to time parties thereto as Lenders and The Bank of Nova Scotia, as administrative agent of the Lenders

Pursuant to the terms of the Credit Agreement, the undersigned hereby irrevocably requests a conversion of outstanding credit under the Credit Facility on _____________as follows:

[Choose as appropriate]

Converting From Term CORRA Loan		Converting to Term CORRA Loan
Maturity date of Term CORRA Loan to be converted	___________	Principal amount of new Term CORRA Loan	$_________
Principal amount of said Term CORRA Loan	$_______	Interest period of new Term CORRA Loan	_________ months
Portion thereof to be converted	$_______
Converting From Daily Compounded CORRA Loan		Converting to Daily Compounded CORRA Loan
Maturity date of Daily Compounded CORRA Loan to be converted	___________	Principal amount of new Daily Compounded CORRA Loan	$_________
Principal amount of said Daily Compounded CORRA Loan	$_______	Interest period of new Daily Compounded CORRA Loan	1 month
Portion thereof to be converted	$_______
Converting from Prime Rate Loan		Converting Into Prime Rate Loan
Principal amount of Prime Rate Loan to be converted	$_________	Principal amount of new Prime Rate Loan	$_________
Portion thereof to be converted	$_________
Converting From Term Benchmark Loan		Converting to Term Benchmark Loan
Maturity date of Term Benchmark Loan to be converted	___________	Principal amount of new Term Benchmark Loan	$_________
Principal amount of said Term Benchmark Loan	U.S.$_______	Interest period of new Term Benchmark Loan	_________ months
Portion thereof to be converted	U.S. $_______
Converting from Base Rate Canada Loan		Converting To Base Rate Canada Loan
Principal amount of Base Rate Canada Loan to be converted	U.S. $_______	Principal amount of new Base Rate Canada Loan	U.S. $_______
Portion thereof to be converted	U.S. $_______

The undersigned hereby confirms that no Default has occurred and is continuing as at the date hereof or would arise immediately after giving effect to or as a result of such conversion.

All capitalized terms defined in the Credit Agreement and used herein shall have the meaning ascribed thereto in the Credit Agreement.

DATED the _______day of ____________, _________ .

FORTIS INC.
By:
Name:
Title:

Schedule I
PRICING GRID

	Pricing Rating
Level	Major Credit Rating Agency	S&P	~~Moody’s~~ Fitch	DBRS	CORRA Loans Margin /Financial Letter Fee Rate/ Term Benchmark Loans Margin	Performance Letter Fee Rate	Prime Rate/ Base Rate Canada Loans Margin	Standby Fee Rate
I	Rating	>A-	>~~A3~~A-	>A(low)	0.80	0.53	Nil	0.16
II		A-	~~A3~~A-	A(low)	1.00	0.67	Nil	0.20
III		BBB+	~~Baa1~~BBB+	BBB (high)	1.20	0.80	0.20	0.24
IV		BBB	~~Baa2~~BBB	BBB	1.45	0.97	0.45	0.29
V		≤ BBB- or unrated	~~Baa3or~~≤ BBB- or unrated	BBB (low) or unrated	1.70	1.13	0.70	0.34

Schedule J
FORM OF LETTER OF CREDIT

Letter of Credit No.:
Date of Issue:
Expiry Date:
Place of Expiry:
Amount:
Reinsurance Treaty Number:

Beneficiary:	Name: __________________	Applicant:	Name: ___________________
	Address: ________________		Address: _________________
	Attn: ___________________		Attn: ____________________
Fax No.: _________________

The Issuing Banks (being the Lenders identified as such on the signature pages below) hereby establish this clean irrevocable and unconditional Letter of Credit in your favour as beneficiary for drawings up to <@> in aggregate amount. This Letter of Credit is issued, presentable and payable at our office at <@> and expires with our close of business 5:00 p.m. (Toronto time) on <@>. The aggregate amount available under this Letter of Credit shall be reduced immediately following the honouring of any draft drawn hereunder in an amount equal to the amount of such draft. Except when the amount of this letter is increased, this Letter of Credit cannot be modified or revoked without your consent. The Bank of Nova Scotia in addition to acting in its individual capacity as an Issuing Bank hereunder, is acting as an agent for the other Issuing Banks hereunder (in such capacity, together with its successors in such capacity, the “Agent”).

This Letter of Credit covers the following obligations of Fortis Inc. to you: _________________

Each Issuing Bank hereby undertakes, severally according to the percentage set forth next to its signature below (such Issuing Bank’s “Applicable Percentage”) and not jointly with any other Issuing Bank, that drafts drawn under and in strict compliance with the terms of this Letter of Credit will be duly honoured by paying to the Agent such Issuing Bank’s share (according to its Applicable Percentage) of the amount of such draft. The Agent hereby undertakes that any amount so received by it will be made available to you by promptly crediting the payment so received, in like funds, in accordance with your instructions.

The obligation of each Issuing Bank under this Letter of Credit is several and not joint and shall at all times be an amount equal to such Issuing Bank’s Applicable Percentage of the aggregate undrawn amount of this Letter of Credit (and of each drawing under this Letter of Credit).

This Letter of Credit has been executed and delivered by the Agent in the name and on behalf of, and as attorney for, each Issuing Bank. The Agent is authorized to act under this Letter of Credit as the agent of each Issuing Bank in order to (a) receive drafts, other demands for payment and other documents presented by you under this Letter of Credit, (b) determine whether such drafts, demands and documents are in compliance with the terms and conditions of this Letter of Credit and (c) notifying such Issuing Bank that a valid drawing has been made and the date that the related disbursement is to be made. The Agent undertakes that it will promptly notify each Issuing Bank of any valid drawing under this Letter of Credit.

By your acceptance hereof, you agree that the Agent shall have no obligation or liability, other than in its individual capacity as an Issuing Bank, to honour any drawing under this Letter of Credit and that neither any Issuing Bank nor the Agent shall be responsible for the failure of any other Issuing Bank to make a payment to be made by such other Issuing Bank hereunder.

This Letter of Credit sets forth in full the terms of our and each Issuing Bank’s undertaking, and such undertaking is not subject to any agreement, requirement or qualification and shall not in any way be amended, modified, amplified or limited by reference to any document, instrument or agreement referred to herein or in which this Letter of Credit is referred to or to which this Letter of Credit relates, and any such reference shall not be deemed to incorporate herein by reference any document, instrument or agreement. The obligation of each Issuing Bank under this Letter of Credit is the individual obligation of such Issuing Bank and is in no way contingent upon reimbursement to any drawing hereunder or upon any Issuing Bank’s ability to perfect a lien or security interest.

This Letter of Credit shall be governed by and construed in accordance with the laws of the Province [of Ontario] and the laws of Canada applicable therein (without reference to choice of law doctrine) and is subject to the Uniform Customs and Practice for Documentary Credits (1993 Revision), International Chamber of Commerce Publication No. 500 (the “UCP”). In the event of any conflict between such laws and the UCP, the UCP shall prevail. Notwithstanding Article 17 of the UCP, if this Letter of Credit expires during an interruption of business as described in said Article 17, each Issuing Bank agrees to effect payment if this Letter of Credit is drawn against within 30 days after the resumption of business.

This Letter of Credit may not be assigned or transferred; provided that this Letter of Credit shall inure to the benefit of any successor by operation of law of the named beneficiary hereof, including, without limitation, any liquidator, rehabilitator, receiver or conservator for such named beneficiary.

All communications regarding this Letter of Credit should be addressed to The Bank of Nova Scotia, <@>, Attention: <@>, referencing Irrevocable Letter of Credit No. <@>.

Very truly yours,

THE BANK OF NOVA SCOTIA, as Agent
By:
Name:
Title:

By:
Name:
Title:

<@>%	[NAME OF BANK By: The Bank of Nova Scotia Attorney-in-Fact
By:
Name:
Title:

<@>%	[NAME OF BANK By: The Bank of Nova Scotia Attorney-in-Fact
By:
Name:
Title:

<@>%	[NAME OF BANK By: The Bank of Nova Scotia Attorney-in-Fact
By:
Name:
Title:

Schedule K
ACCORDION NOTICE

TO:	THE BANK OF NOVA SCOTIA, as Agent

I, ___________________, the Chief Financial Officer of Fortis Inc. (the “Borrower”), in such capacity and not personally, hereby certify that:

1.	Pursuant to the terms of the Fourth Amended and Restated Credit Agreement dated as of May 4, 2022 among, among others, the Borrower, the lending institutions from time to time parties thereto as Lenders and The Bank of Nova Scotia, as administrative agent of the Lenders and as the same may be amended, modified, supplemented or replaced from time to time (the “Credit Agreement”), the Borrower hereby requests that the existing aggregate amount of the Credit Facility be increased by an aggregate amount of $___________________ (the “Facility Increase”).

2.	The Borrower wishes the Facility Increase be provided by

(a)	___________________ [insert name of other bank listed in Schedule I or Schedule II of the Bank Act (Canada)] as to the amount of $___________________; OR

(b)	the Lenders in accordance with their Pro Rata Share as to the amount of $___________________.

3.	I am the duly appointed Chief Financial Officer of the Borrower and as such I am providing this Accordion Notice for and on behalf of the Borrower pursuant to Section 2.6 of the Credit Agreement.

4.	I am familiar with and have examined the provisions of the Credit Agreement including, without limitation, those of Articles 10, 11 and 13 thereof.

5.	To the best of my knowledge, information and belief and after due inquiry, no Default or Event of Default has occurred and is continuing as at the date hereof.

6.	The delivery of this Accordion Notice constitutes a representation and warranty of the Borrower that all necessary approvals under applicable Laws, including all regulatory approvals, to the increase in the Credit Facility requested in this Accordion Notice have been obtained.

7.	A copy of the approvals referred to in paragraph 6 above is annexed to this Certificate.

OR

The delivery of this Accordion Notice constitutes a covenant of the Borrower to deliver to the Agent a copy of, or other evidence of, the approvals referred to in paragraph 6 above.

OR

No regulatory approvals referred to in paragraph 6 above are required and the delivery of this Accordion Notice constitutes a covenant of the Borrower to deliver to the Agent a legal opinion or other evidence of the same.

8.	Unless the context otherwise requires, capitalized terms in the Credit Agreement which appear herein without definitions shall have the meanings ascribed thereto in the Credit Agreement.

DATED this ______ day of _____________, _____.

[Name] Chief Financial Officer

Schedule L
PERMITTED INTERCOMPANY LOANS

The following are inter-corporate loans receivable by the Borrower from Subsidiaries of the Borrower as of April 20, 2022. All amounts are in Canadian dollars unless otherwise stated:

Due from FortisBC Holdings Inc. (Operating)		$397,484,141
Due from FortisBC Holdings Inc.		$848,000,000
Due from Aitken Creek Gas Storage ULC.		$1,500,000,000
Due from FortisUS Inc.	US $	67,000,000
Due from Fortis Energy Corporation	US $	1,300,000,000
Due to 13747794 Canada Inc.		$1,500,000,000

The following are inter-corporate loans receivable by Loan Parties other than the Borrower from Subsidiaries of the Borrower as of April 20, 2022. All amounts are in United States dollars:

LENDER	BORROWER	US $	PRINCIPAL AMOUNT
Fortis Energy Corporation	NewfoundlandEnergy Switzerland AG	US$	2,695,000,000
Fortis Energy Corporation	FortisRT Canada Inc.	US$	2,000,000,000
Fortis Energy Corporation	FortisRT Canada Inc.	US$	187,000,000
Fortis Energy Corporation	FortisRT GP Inc.	US$	1,000,000
NewfoundlandEnergy Switzerland AG	FortisUS Inc.	US$	2,695,000,000
FortisUS Inc.	ITC Investment Holdings Inc.	US$	801,000,000
FortisUS Inc.	UNS Energy Corporation	US$	100,000,000
FortisRT 2 LLC	FortisUS Inc.	US$	287,000,000
13747778 Canada Inc.	Fortis Energy Corporation	US$	2,000,000,000
FortisRT Canada Inc.	FortisRT LP	US$	187,000,000

Schedule M
PERMITTED LIENS

Nil

Schedule N
SUBORDINATION AND POSTPONEMENT AGREEMENT

To:	The Bank of Nova Scotia, as Agent
Global Loan Syndications – Agency Services
40 King Street West
62nd Floor
Toronto, Ontario
M5W 2X6

Attention:	Head of Agency Services
Facsimile:	(416) 866-3329
Email:	agency.services@scotiabank.com

Dated:	<@>, <@>

POSTPONEMENT AND SUBORDINATION UNDERTAKING

WHEREAS Fortis Inc., as borrower (the "Borrower"), the Lenders named therein, and The Bank of Nova Scotia, as administrative agent of the Lenders (the "Agent"), among others, entered into a fourth amended and restated credit agreement made as of May 4, 2022, as amended, restated, modified, supplemented or replaced from time to time (the “Credit Agreement”);

AND WHEREAS this undertaking is executed and delivered pursuant to Section 11.1(i) of the Credit Agreement;

AND WHEREAS the Borrower is indebted to the undersigned pursuant to a promissory note in the principal amount of ■ (as amended or restated from time to time, the "Note") issued as of the date hereof;

NOW THEREFORE, for good and valuable consideration, the undersigned hereby undertake as follows:

1.	Upon notice to the undersigned from the Agent of the occurrence of a Default or Event of Default and until the earlier of, (i) such Default or Event of Default being remedied or cured as provided in the relevant Loan Document; and (ii) such Default or Event of Default being waived by the Lenders:

(a)	the undersigned shall postpone the payment and satisfaction by the Borrower of all indebtedness, liabilities and obligations due and owing by the Borrower to the undersigned pursuant to the Note at the time of, and after, such Default or Event of Default, as applicable, (the “Subordinated Obligations”) in favour of, and shall subordinate the Subordinated Obligations to, the prior repayment in full by the Borrower of the Borrower Obligations; and

(b)	the undersigned shall not demand or accept payment of all or any part of the Subordinated Obligations.

2.	In the event any payments are made by the Borrower to the undersigned in respect of the Subordinated Obligations in contravention of this undertaking, the undersigned shall hold such payments in trust for the Lenders and shall forthwith pay such payments to the Agent on behalf of the Lenders.

3.	The undersigned hereby represents and warrants to the Lenders as follows and acknowledges and confirms that the Lenders are relying upon such representations and warranties:

(a)	The undersigned is a corporation duly incorporated and organized and validly subsisting under the laws its jurisdiction of incorporation. The undersigned has all requisite corporate capacity, power and authority to enter into, and carry out the transactions contemplated by, this undertaking; and

(b)	All necessary action, corporate or otherwise, has been taken by the undersigned to authorize the execution, delivery and performance of this undertaking. This undertaking is a legal, valid and binding obligation of the undersigned, enforceable against the undersigned by the Agent and the Lenders in accordance with its terms, subject to applicable bankruptcy, insolvency, moratorium, reorganization and other laws of general application limiting the enforcement of creditors’ rights generally and the fact that the courts may deny the granting or enforcement of equitable remedies.

4.	All notices and other communications provided for herein shall be in writing and shall be personally delivered to an officer or other responsible employee of the addressee or sent by telefacsimile or other direct written electronic means, charges, prepaid, at or to the Agent at the address or telefacsimile number, as the case may be, indicated at page 1 hereof or to the undersigned at the applicable address or telefacsimile number, as the case may be, set opposite its name on the signature page hereof, with a copy to Fortis Inc., Fortis Place, Suite 1100, 5 Springdale Street, PO Box 8837, St. John's, NL A1B 3T2 (telefax: 709.737.5307), to the attention of Chief Financial Officer, or at or to such other address or addresses or telefacsimile number or numbers as either party hereto may from time to time designate to the other parties in such manner. Any communication which is personally delivered as aforesaid shall be deemed to have been validly and effectively given on the date of such delivery if such date is a Business Day and such delivery was made during normal business hours of the recipient; otherwise, it shall be deemed to have been validly and effectively given on the Business Day next following such date of delivery. Any communication which is transmitted by telefacsimile or other direct written electronic means as aforesaid shall be deemed to have been validly and effectively given on the date of transmission if such date is a Business Day and such transmission was made during normal business hours of the recipient; otherwise, it shall be deemed to have been validly and effectively given on the Business Day next following such date of delivery.

5.	The undersigned shall from time to time and at all times hereafter do all things and execute all documents which may be necessary or desirable in order to give full effect to this undertaking.

6.	This undertaking shall be governed by and construed and interpreted in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein.

7.	Capitalized terms which are used herein which are not otherwise defined herein shall have the meaning ascribed thereto in the Credit Agreement.

[REMAINDER OF PAGE INTENTIONALLY BLANK]

IN WITNESS WHEREOF the undersigned have duly executed this undertaking as of the date first mentioned above.

[Name of relevant Fortis subsidiary] [Fortis Place, Suite 1100, 5 Springdale Street PO Box 8837 St. John's, NL A1B 3T2] Attention: <@> Telefax: <@>	[Name of relevant Fortis subsidiary]
By:
Name:
Title:

By:
Name:
Title:

~~SCHEDULE O~~
~~FORM OF SUSTAINABILITY CERTIFICATE~~

~~[DATE]~~

~~To:            The Bank of Nova Scotia, as Sustainability Structuring Agent under the Credit Agreement referenced below~~

~~And to: The Bank of Nova Scotia, as Agent under the Credit Agreement referenced below~~

~~Ladies and Gentlemen:~~

~~Reference is made to the Fourth Amended and Restated Credit Agreement dated as of May 4, 2022 (as amended, the “Credit Agreement”) among, among others, Fortis Inc., as borrower, the lending institutions from time to time parties thereto as Lenders and The Bank of Nova Scotia, as administrative agent of the Lenders. Capitalized terms used and not defined herein have the meanings given to them in the Credit Agreement.~~

~~This is a Sustainability Certificate delivered pursuant to Section 11.1(c)(i) of the Credit Agreement. The undersigned hereby certifies that the most recent number of Diverse Board Members, the Diverse Gender Percentage and GHG Emissions for the most recently completed Fiscal Year are as follows:~~

~~Number of Diverse Board Members~~	~~[___]~~
~~Diverse Gender Percentage~~	~~[___]%~~
~~GHG Emissions (ktCO2e)~~	~~[___]~~

~~and such certification shall constitute, in the absence of manifest error, prima facie evidence of the foregoing.~~

~~Based solely on the foregoing, the applicable Diversity Adjustment and the GHG Adjustment and the resulting Sustainability Adjustment, are as follows:~~

	~~Sustainability Adjustment (% per annum) (other than in respect of Standby Fees)~~	~~Sustainability Adjustment (% per annum) for Standby Fees only~~
~~Diversity Adjustment (A)~~	~~[-/+][___]%~~	~~[-/+][___]%~~
~~GHG Reporting (B)~~	~~[-/+][___]%~~	~~[-/+][___]%~~
~~Total / Sustainability Adjustment (sum of A and B)~~	~~[-/+][___]%~~	~~[-/+][___]%~~

~~Accordingly, effective as of [ ]1and for the duration of the applicable Sustainability Adjustment Period, the Applicable Margin shall be (i) [ ] for Term Benchmark Loans, CORRA Loans and Financial Letters (ii) [ ] for Performance Letters, (iii) [ ] for Prime Rate Loans and Base Rate Canada Loans and (iv) [ ] for the Standby Fee.~~

~~FORTIS INC.~~
~~By:~~
~~Name:~~
~~Title:~~

~~X NTD: Business Day immediately following date of this Sustainability Certificate.~~